   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 10, 1998


                                                      REGISTRATION NO. 333-34421
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 6

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                          PROVINCE HEALTHCARE COMPANY
             (Exact name of registrant as specified in its charter)
                             ---------------------

           DELAWARE                           8062                          62-1710772
(State or other jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)     Classification Code Number)        Identification Number)

                         109 WESTPARK DRIVE, SUITE 180
                           BRENTWOOD, TENNESSEE 37027
                           TELEPHONE: (615) 370-1377
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                RICHARD D. GORE
                         109 WESTPARK DRIVE, SUITE 180
                           BRENTWOOD, TENNESSEE 37027
                           TELEPHONE: (615) 370-1377
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   COPIES TO:

             H. KURT VON MOLTKE                                 J. VAUGHAN CURTIS
              KIRKLAND & ELLIS                                  ALSTON & BIRD LLP
          200 EAST RANDOLPH DRIVE                           1201 WEST PEACHTREE STREET
          CHICAGO, ILLINOIS 60601                             ATLANTA, GEORGIA 30309
               (312) 861-2000                                     (404) 881-7000

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box. [ ]
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION


                                                               FEBRUARY 10, 1998


                                4,700,000 Shares

                           [PROVINCE HEALTHCARE LOGO]
                                  Common Stock
                               ------------------
     All of the shares of Common Stock, par value $0.01 per share (the "Common Stock") of Province Healthcare Company ("Province" or the "Company"), offered hereby are being sold by the Company. Prior to this offering there has been no public market for the Common Stock. It is presently estimated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. The Common Stock has been approved for trading on the Nasdaq National Market under the symbol "PRHC," subject to notice of issuance.

     Upon completion of the offering, officers and directors of the Company and affiliates of the Company's officers and directors will beneficially own 57.7% of the Common Stock (54.6% if the Underwriters' over-allotment option is exercised in full). Accordingly, officers and directors of the Company and affiliates of the Company's officers and directors acting in concert will effectively be able to control the election of directors and management and operations of the Company. See "Risk Factors -- Effective Control by Certain Stockholders."
                               ------------------
        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 9.
                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================================================
                                            PRICE                  UNDERWRITING                PROCEEDS
                                              TO                  DISCOUNTS AND                   TO
                                            PUBLIC                 COMMISSIONS                COMPANY(1)
---------------------------------------------------------------------------------------------------------------
Per Share........................             $                         $                         $
---------------------------------------------------------------------------------------------------------------
Total(2).........................             $                         $                         $
===============================================================================================================

(1) Before deducting expenses of the offering estimated at $2,500,000, payable by the Company.
(2) The Company has granted the Underwriters a 30-day option to purchase up to 705,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions, and Proceeds to Company will be $          , $          and
    $          , respectively. See "Underwriting."
                               ------------------
     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of the Common Stock will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about
                 , 1998.

BT AlexS Brown

             BancAmerica Robertson Stephens
                          Goldman, Sachs & Co.
                                      The Robinson-Humphrey Company

               THE DATE OF THIS PROSPECTUS IS             , 1998.

                 [PHOTOGRAPHS OF THE COMPANY'S EIGHT HOSPITALS]

     THE UNDERWRITERS AND OTHER PERSONS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements and the related Notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

     Province Healthcare Company is a provider of health care services in attractive non-urban markets in the United States. The Company currently owns or leases eight general acute care hospitals in four states with a total of 570 licensed beds. The Company also provides management services to 50 primarily non-urban hospitals in 17 states with a total of 3,448 licensed beds. The Company offers a wide range of inpatient and outpatient medical services and also provides specialty services, including skilled nursing, geriatric psychiatry and rehabilitation. In developing a platform for the provision of health care services within target markets, the Company seeks to acquire hospitals which are the sole or primary providers of health care in those communities. After acquiring a hospital, the Company seeks to improve the hospital's operating performance and to broaden the range of services provided to the community. For the nine months ended September 30, 1997, the Company had net operating revenue of $123.9 million.

     The Company believes that non-urban markets are attractive to health care service providers. Because non-urban service areas have smaller populations, there are generally only one or two hospitals in each non-urban market, resulting in less competition. The relative dominance of the acute care hospital in these smaller markets also limits the entry of alternate site providers, which provide services such as outpatient surgery, rehabilitation or diagnostic imaging. The demographic characteristics of non-urban markets and the relative strength of the local hospital also make non-urban markets less attractive to HMOs and other forms of managed care. In addition, the Company believes that non-urban communities are generally characterized by a high level of patient and physician loyalty that fosters cooperative relationships among the local hospital, physicians and patients. Despite these attractive characteristics, many not-for-profit and governmental operators of non-urban hospitals are under pressure due to capital constraints, limited management resources and the challenges of managing in a complex health care regulatory environment. These pressures often result in diminished operating and financial performance which can lead owners to sell or lease their hospitals to companies, like Province, that have greater financial and management resources.

     The Company's objective is to be the leading provider of high quality health care in selected non-urban markets. To achieve this end, the Company seeks to acquire hospitals which are the primary providers of health care in their markets and which present the opportunity to increase profitability and market share. The Company targets acquisition candidates that: (i) have a minimum service area population of 20,000 with a stable or growing employment base; (ii) are the sole or primary providers of health care services in the community; (iii) have annual net patient revenue of at least $12.0 million; and
(iv) have financial performance that will benefit from Province management's proven operating skills. The Company's goal is to acquire two to four hospitals each year of the approximately 1,100 non-urban hospitals that fit the Company's acquisition profile.

     Following the acquisition of a hospital, the Company implements its systematic policies and procedures to improve the hospital's operating and financial performance. Key elements of the Company's operating strategy are to:
(i) expand the breadth of services offered in the community to increase local market share; (ii) improve hospital operations by implementing appropriate expense controls, managing staffing levels, reducing supply costs, and renegotiating certain vendor contracts; (iii) recruit additional general practitioners and specialty physicians to the community; and (iv) form relationships with local employers and regional tertiary providers to solidify the position of the Company's hospital as the focal point of the community's health care delivery system. The Company expects to make capital expenditures and to incur operating costs in implementing this strategy, which costs management believes will be offset by increases in market share and profitability resulting from such implementation.

     Prior to its 1996 recapitalization and merger with PHC of Delaware, Inc. ("PHC"), the Company operated under the name Brim, Inc. ("Brim"). The current operations of the Company include certain Brim operations and all of the operations of PHC. Brim and its predecessors have provided health care services, including managing and operating non-urban hospitals, since the 1970s. PHC was founded in February 1996 by Golder, Thoma, Cressey, Rauner Fund IV, L.P. ("GTCR Fund IV") and Martin S. Rash to acquire and operate hospitals in attractive non-urban markets. In December 1996, Brim was recapitalized (the "Recapitalization"). Subsequently, a subsidiary of Brim merged with PHC in a transaction accounted for as a reverse acquisition (the "Merger"). In connection with the Recapitalization, Mr. Rash and Richard D. Gore were elected as the senior management of the Company.

     The Company's management team has extensive experience in acquiring and operating previously under-performing non-urban hospitals. Prior to co-founding PHC, Mr. Rash was the Chief Operating Officer of Community Health Systems, Inc. ("Community"), an acquiror and operator of non-urban hospitals. During Mr. Rash's tenure, Community acquired many non-urban hospitals and owned or leased 36 hospitals at December 31, 1995. Mr. Gore was previously employed as Vice President and Controller of Quorum Health Group, Inc., an owner, operator and manager of acute care hospitals. John M. Rutledge, the Company's Chief Operating Officer, was previously employed as a Regional Vice President/Group Director at Community, reporting directly to Mr. Rash. James Thomas Anderson, the Company's Senior Vice President of Acquisitions and Development, was previously a Vice President/Group Director of Community.

                                  THE OFFERING

Common Stock offered by the Company................  4,700,000 shares
Common Stock to be outstanding after the
  offering.........................................  12,481,373 shares(1)
Use of proceeds....................................  To repay certain indebtedness, to redeem a portion of the Company's
                                                     preferred stock and to repurchase a
                                                     portion of the shares of Common Stock
                                                     issued upon conversion of preferred
                                                     stock. See "Use of Proceeds."
Nasdaq National Market symbol......................  "PRHC"

---------------

(1) Gives effect to the conversion of the Company's outstanding Series B Junior Preferred Stock, no par value (the "Junior Preferred Stock"), into 2,509,966 shares of Common Stock and the repurchase of 1,059,207 of such shares of Common Stock (in each case at an assumed initial public offering price of $14.00 per share), but does not include 284,530 shares of Common Stock issuable upon the exercise of outstanding options issued pursuant to the Company's 1997 Long-Term Equity Incentive Plan at a weighted average exercise price of $4.58 per share.

              SUMMARY CONSOLIDATED FINANCIAL AND STATISTICAL DATA
             (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)

                                BRIM (PREDECESSOR)(1)(2)                       COMPANY (SUCCESSOR)(1)(2)
                             ------------------------------    ---------------------------------------------------------
                                                                                           PRO FORMA AS ADJUSTED(3)
                                                                                       ---------------------------------
                                                    PERIOD      PERIOD       NINE                    NINE        NINE
                                 YEAR ENDED        JAN. 1,     FEB. 2,      MONTHS       YEAR       MONTHS      MONTHS
                                DECEMBER 31,       1996 TO     1996 TO       ENDED       ENDED       ENDED       ENDED
                             -------------------   DEC. 18,    DEC. 31,    SEPT. 30,   DEC. 31,    SEPT. 30,   SEPT. 30,
                               1994       1995       1996        1996        1997        1996        1996        1997
                             --------   --------   --------    --------    ---------   ---------   ---------   ---------
INCOME STATEMENT DATA:
  Net operating revenue....  $102,067   $101,214   $112,600    $ 17,255    $ 123,948   $ 152,223   $ 113,656   $ 123,948
  Operating expenses.......    96,887     97,993    109,129      18,268      111,800     153,582     110,160     111,800
  Interest expense.........       935        738      1,675         976        6,177       3,435       1,955       4,811
  Costs of
    recapitalization.......        --         --      8,951          --           --       8,951          --          --
  Loss (gain) on sale of
    assets.................      (635)    (2,814)       442          --         (156)        442         170        (156)
                             --------   --------   --------    --------    ---------   ---------   ---------   ---------
  Income (loss) from
    continuing operations
    before provision for
    income taxes...........     4,880      5,297     (7,597)     (1,989)       6,127     (14,187)      1,371       7,493
  Income (loss) from
    continuing
    operations.............  $  2,858   $  3,369   $ (5,307)     (1,316)       3,309     (10,092)        232       4,142
  Net income (loss) to
    common
    shareholders(4)........                                      (1,750)        (399)
  Net income (loss) per
    share to common
    shareholders(4)(5):                                        $  (0.44)   $   (0.06)  $   (0.80)  $    0.02   $    0.33
  Weighted average number
    of common and common
    equivalent shares(5)...                                       3,980        6,501      12,642      12,642      12,652

                                                                    SEPTEMBER 30, 1997
                                                              ------------------------------
                                                                               PRO FORMA
                                                               ACTUAL        AS ADJUSTED(6)
                                                              --------      ----------------
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $  5,896          $  5,896
  Total assets..............................................   172,735           172,735
  Long-term obligations, less current maturities............    86,069            64,827
  Mandatory redeemable preferred stock......................    50,153                --
  Common stockholders' equity (deficit).....................      (447)           74,658

                                             BRIM (PREDECESSOR)(1)(2)                COMPANY (SUCCESSOR)(1)(2)
                                         --------------------------------   --------------------------------------------
                                                                PERIOD         PERIOD         PERIOD
                                            YEAR ENDED        JANUARY 1,    FEBRUARY 2,     FEBRUARY 2,     NINE MONTHS
                                           DECEMBER 31,        1996 TO        1996 TO         1996 TO          ENDED
                                         -----------------   DECEMBER 18,   DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
                                          1994      1995         1996           1996           1996            1997
                                         -------   -------   ------------   ------------   -------------   -------------
STATISTICAL DATA(7):
  Hospitals owned or leased (at end of
    period)............................        4         4            5             7               1               8
  Licensed beds (at end of period).....      294       294          371           513              93             570
  Admissions...........................    8,868     8,839        9,496         1,964             531          11,008
  Patient days.........................   57,161    56,088       56,310         8,337           1,904          61,443
  Adjusted patient days(8).............   91,047    92,085       96,812        15,949           3,893         109,866
  Average length of stay (days)(9).....      6.5       6.4          5.9           4.3             3.6             5.6
  Gross outpatient service revenue (in
    thousands).........................  $46,312   $51,414     $ 64,472       $14,088         $ 3,972         $82,014
  Gross outpatient service revenue (%
    of gross patient service
    revenue)...........................     37.2%     39.1%        43.4%         48.2%           51.2%           44.9%
  EBITDA (in thousands)(10)............  $ 6,903   $ 5,185     $  5,244       $   294         $   300         $17,541
CASH PROVIDED BY (USED IN):
  Operating activities.................    3,095     4,123          220         1,636             186          (2,096)
  Investing activities.................     (714)   (1,527)       9,378         3,602         (23,233)        (15,270)
  Financing activities.................   (3,039)   (2,128)      15,943         6,018          27,791          12,006

---------------

 (1) PHC was formed on February 2, 1996. On December 18, 1996, Brim completed a leveraged recapitalization. Immediately thereafter, on December 18, 1996, a subsidiary of Brim merged with PHC in a transaction in which Brim issued junior preferred and common stock in exchange for all of the outstanding common stock of PHC. Because the PHC shareholders became owners of a majority of the outstanding shares of Brim after the Merger, PHC was considered the acquiring enterprise for financial reporting purposes and the transaction was accounted for as a reverse acquisition. Therefore, the historical financial statements of PHC replaced the historical financial statements of Brim, the assets and liabilities of Brim were recorded at fair value as required by the purchase method of accounting, and the operations of Brim were reflected in the operations of the combined enterprise from the date of acquisition. Since PHC had been in existence for less than a year at December 31, 1996, and because Brim had been in existence for several years, PHC is considered the successor to Brim's operations. Although PHC was considered the acquiring enterprise for financial reporting purposes, PHC became a wholly-owned subsidiary of Brim, the predecessor company, as a result of the Merger.
 (2) The Company's financial statements for the periods presented are not strictly comparable due to the significant effect that the acquisitions, divestitures and the Recapitalization have had on such statements. See Note 3 of Notes to Consolidated Financial Statements.
 (3) Pro forma 1996 and 1997 statements of operations data give effect to: (i) the operating results of Brim for the period prior to the Merger; (ii) the operating results of the three hospitals acquired by PHC and Brim in 1996 (the "1996 Acquired Hospitals") for periods prior to their acquisition;
     (iii) the conversion of the Junior Preferred Stock and accumulated and unpaid dividends with an aggregate carrying amount of approximately $35.1 million into 2,509,966 shares of Common Stock in connection with the offering (the "Preferred Stock Conversion"); and (iv) the sale of the Common Stock in the offering, and the application of the estimated net proceeds thereof to the repurchase of the Common Stock issued with respect to 13,636 of the shares of Junior Preferred Stock converted in the Preferred Stock Conversion, the redemption of the Company's Series A Senior Preferred Stock, no par value (the "Senior Preferred Stock") and the repayment of debt, as described in "Use of Proceeds," as if all such transactions had been completed as of January 1, 1996 and assuming an initial public offering price of $14.00 per share.
 (4) Includes preferred stock dividends and accretion of $0.2 million and $3.7 million for the period February 2, 1996 to December 31, 1996 and the nine months ended September 30, 1997, respectively.
 (5) Net income (loss) per share to common shareholders for the historical period February 2, 1996 to December 31, 1996 and nine months ended September 30, 1997 is computed using the weighted average number of shares of Common Stock outstanding during the period, including dilutive common equivalent shares from stock options and warrants (using the treasury stock method). Net income (loss) per share applicable to common shareholders on the 1996 and 1997 pro forma amounts are based on the assumptions outlined in Note 3 above.
 (6) The pro forma balance sheet data as of September 30, 1997 gives effect to:
     (i) the conversion from no par value to $0.01 par value Common Stock in connection with the Reincorporation (as defined below); (ii) the Preferred Stock Conversion; and (iii) the sale of Common Stock in the offering and the application of the estimated net proceeds thereof to the repurchase of Common Stock issued with respect to 13,636 of the shares of Junior Preferred Stock converted in the Preferred Stock Conversion, the redemption of Senior Preferred Stock and the repayment of debt, as described in "Use of Proceeds," as if all such transactions had been completed as of September 30, 1997 and assuming an initial public offering price of $14.00 per share.
 (7) Excludes Fifth Avenue Hospital in Seattle, Washington, which was sold in May 1995.
 (8) Adjusted patient days have been calculated based on an industry-accepted, revenue-based formula (multiplying actual patient days by the sum of gross inpatient revenue and gross outpatient revenue and dividing the result by gross inpatient revenue for each hospital) to reflect an approximation of the number of inpatients and outpatients served.
 (9) Average length of stay is calculated based on the number of patient days divided by the number of admissions.
(10) As calculated herein, EBITDA represents the sum of income (loss) from continuing operations before provision for income taxes, interest expense, depreciation and amortization, plus costs of recapitalization and loss
     (gain) on sale of assets. Management does not believe it is appropriate to include nonrecurring items in its calculation of EBITDA, since such items by their nature are difficult to anticipate and do not recur, and therefore are not particularly helpful to investors in analyzing a company's ability to service debt. Management understands that industry analysts generally consider EBITDA to be one measure of the financial performance of a company that is presented to assist investors in analyzing the operating performance of the Company and its ability to service debt. Management believes that an increase in EBITDA level is an indicator of the Company's improved ability to service existing debt, to sustain potential future increases in debt and to satisfy capital requirements. However, EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative (i) to net income as a measure of operating performance or (ii) to cash flows from operating, investing, or financing activities as a measure of liquidity. Given that EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

                           FORWARD-LOOKING STATEMENTS

     Certain statements in this Prospectus Summary and under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this Prospectus, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in regions where the Company operates; demographic changes; the effect of existing or future governmental regulation and federal and state legislative and enforcement initiatives on the Company's business, including the recently-enacted Balanced Budget Act of 1997; changes in Medicare and Medicaid reimbursement levels; the Company's ability to implement successfully its acquisition and development strategy and changes in such strategy; the availability and terms of financing to fund the expansion of the Company's business, including the acquisition of additional hospitals; the Company's ability to attract and retain qualified management personnel and to recruit and retain physicians and other health care personnel to the non-urban markets it serves; the effect of managed care initiatives on the non-urban markets served by the Company's hospitals and the Company's ability to enter into managed care provider arrangements on acceptable terms; the effect of liability and other claims asserted against the Company; the effect of competition in the markets served by the Company's hospitals; and other factors referenced in this Prospectus. Certain of these factors are discussed in more detail elsewhere in this Prospectus. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments. See "Risk Factors."

     Unless the context otherwise requires, references in this Prospectus to "Province" or the "Company" shall mean Province Healthcare Company and its predecessors (including Principal Hospital Company, formerly known as Brim, Inc.), together with Province Healthcare Company's direct and indirect subsidiaries. Unless otherwise indicated, all information contained in this
Prospectus: (i) has been adjusted to give effect to the Recapitalization, the Merger, the 3-for-1 stock split effected in May 1997, and the Reincorporation (as defined below); and (ii) assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     Prior to the Recapitalization and the Merger with PHC, the Company operated under the name Brim, Inc. The current operations of the Company include certain Brim operations and all of the operations of PHC. Brim and its predecessors have provided health care services, including managing and operating non-urban hospitals, since the 1970s. PHC was founded in February 1996 by GTCR Fund IV and Mr. Rash to acquire and operate hospitals in non-urban communities in the United States. In December 1996, Brim was recapitalized. Following the Recapitalization, a subsidiary of Brim merged with PHC in a transaction accounted for as a reverse acquisition, and the Company operated under the name Principal Hospital Company.

     During 1996, prior to the Merger, PHC purchased Memorial Mother Frances Hospital in Palestine, Texas and leased Starke Memorial Hospital in Knox, Indiana, and Brim leased Parkview Regional Hospital in Mexia, Texas (collectively, the "1996 Acquisitions"). In August 1997, the Company leased Needles Desert Communities Hospital in Needles, California (the "Needles Acquisition", and, together with the 1996 Acquisitions, the "Acquisitions").

     In January 1998, the Company will be merged with and into Province Healthcare Company, a Delaware corporation, to change the Company's name and jurisdiction of incorporation and to make certain other changes to the Company's authorized capitalization (the "Reincorporation").

     The Company's principal executive offices are located at 109 Westpark Drive, Suite 180, Brentwood, Tennessee 37027, and its telephone number is (615) 370-1377.

                      THE RECAPITALIZATION AND THE MERGER

     On December 18, 1996, Brim was recapitalized pursuant to an Investment Agreement among GTCR Fund IV, Brim and PHC. The basic elements of the December 1996 recapitalization of Brim included the following: GTCR Fund IV and other investors purchased new shares of Brim's common and preferred stock; Brim sold its senior living business and entered into a new credit facility to, along with the proceeds from the sale of the new shares, provide financing for the redemption of a portion of its pre-existing common and preferred stock; this pre-existing common and preferred stock was redeemed; and certain pre-existing debt was repaid.

     Following the Recapitalization, PHC became a wholly-owned subsidiary of Brim as a result of the Merger. In connection with the Merger, the stockholders of PHC received an aggregate of 14,403 shares of Brim's Junior Preferred Stock and 2,757,947 shares of Brim's Common Stock, and PHC's existing debt of $19.3 million was repaid. Because the PHC shareholders became owners of a majority of the outstanding shares of Brim after the Merger, PHC was considered the acquiring enterprise for financial reporting purposes and the transaction was accounted for as a reverse acquisition. Therefore, the historical financial statements of PHC replaced the historical financial statements of Brim, the assets and liabilities of Brim were recorded at fair value as required by the purchase method of accounting, and the operations of Brim were reflected in the operations of the combined enterprise from the date of acquisition. Since PHC had been in existence for less than a year at December 31, 1996, and because Brim had been in existence for several years, PHC is considered the successor to Brim's operations. Although PHC was considered the acquiring enterprise for financial reporting purposes, PHC became a wholly-owned subsidiary of Brim, the predecessor company, as a result of the Merger.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should consider carefully the following information relating to the Company and the Common Stock before making an investment in the Common Stock offered hereby.

RISKS OF ACQUISITION STRATEGY

     A key element of the Company's growth strategy is expansion through the acquisition of acute care hospitals in attractive non-urban markets. There can be no assurance that the Company will be able to acquire hospitals which meet its target criteria on satisfactory terms, or of the number of such acquisitions the Company will make during a period of time. Expenses arising from the Company's efforts to complete acquisitions, increase services offered or increase its market penetration could have a material adverse effect on the Company's business, financial condition or results of operations. There can be no assurance that the Company will be able to implement its growth strategy successfully or manage its expanded operations effectively and profitably.

     The Company faces competition for acquisitions primarily from other for-profit health care companies as well as not-for-profit entities. Some of the Company's competitors have greater financial and other resources than the Company. Increased competition for the acquisition of non-urban acute care hospitals could have an adverse impact on the Company's ability to acquire such hospitals on favorable terms.

     Hospital acquisitions generally require a longer period to complete than acquisitions in many other businesses and are subject to additional uncertainty. In recent years, the legislatures and attorneys general of several states have shown a heightened level of interest in transactions involving the sale of hospitals by not-for-profit entities. Although the level of interest varies from state to state, the trend is to provide for increased governmental review, and in some cases approval, of transactions in which not-for-profit entities sell a health care facility. Attorneys general in certain states, including California, where the Company owns or leases four hospitals, have been especially active in evaluating these transactions. Although the Company has not yet been adversely affected as a result of these trends, such increased scrutiny may increase the difficulty or prevent the completion of transactions with not-for-profit organizations in certain states in the future, and may affect the Company's ability to exercise existing purchase options for hospitals, including the hospitals in Eureka, California (lease expires in December 2000) and Blythe, California (lease expires in December 2002, subject to a ten-year renewal option).

EFFECT OF REIMBURSEMENT AND PAYMENT POLICIES; HEALTH CARE REFORM LEGISLATION

     The Company's owned and leased hospitals derive a substantial portion of their revenue from Medicare and Medicaid programs. Such programs are highly regulated and are subject to frequent and substantial changes. In recent years, changes in Medicare and Medicaid programs have resulted in limitations on, and reduced levels of, payment and reimbursement for a substantial portion of hospital procedures and costs. Congress recently enacted the Balanced Budget Act of 1997, which establishes a plan to balance the federal budget by fiscal year 2002, and includes significant additional reductions in spending levels for the Medicare and Medicaid programs.

     Federal and state proposals are pending that would impose further limitations on governmental payments to health care providers such as the Company and increase co-payments and deductibles. In addition, a number of states are considering legislation designed to reduce their Medicaid expenditures and to provide universal coverage and additional care and/or to impose additional taxes on hospitals to help finance or expand the states' Medicaid systems. Significant additional reductions in payment levels could have a material adverse effect on the business, financial condition and results of operations of the Company.

     An increasing number of related legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the health care system, either nationally or at the state level. Among the proposals under consideration or already enacted are price controls on hospitals, insurance market reforms to increase the availability of group health insurance coverage to small businesses, and requirements that all businesses offer health insurance coverage to their employees. While the Company anticipates that payments to hospitals will be reduced as a result of future federal and state legislation, it is uncertain at this time what legislation on health care reform may ultimately be enacted or whether other changes in the administration or interpretation of governmental health care programs will occur. There can be no assurance that future health care legislation or other changes in the administration or interpretation of governmental health care programs will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Health Care Reform, Regulation and Licensing."

HEALTH CARE INDUSTRY INVESTIGATIONS

     Significant media and public attention has recently been focused on the hospital industry due to ongoing investigations reportedly related to certain referral, cost reporting, and billing practices, laboratory and home health care services and physician ownership and joint ventures involving hospitals. The alleged practices have been the subject of federal and state investigations, as well as other proceedings.


     As part of its hospital operations, the Company operates laboratories and provides some home health care services. The Company also has significant Medicare and Medicaid billings. The Company monitors its billing practices and hospital practices to maintain compliance with prevailing industry interpretations of applicable law, and believes that its current practices are consistent with current industry practices. The applicable laws are complex and constantly evolving, however, and there can be no assurance that the government investigations will not result in interpretations which are inconsistent with industry practices, including the Company's practices. In public statements surrounding the current investigations, governmental authorities have taken positions on a number of issues, including some for which little official interpretation has previously been available, such as the legality of physician ownership in health care facilities in which they perform services and the propriety of including marketing costs in the Medicare cost report of hospital-affiliated home health agencies. Certain of these positions appear to be inconsistent with practices that have been common within the industry and which have not previously been challenged in this manner. Moreover, in certain instances, government investigations that have in the past been conducted under the civil provisions of federal law, are now being conducted as criminal investigations under the Medicare fraud and abuse laws. The Company has reviewed the current billing practices at all of its facilities in light of these investigations and does not believe that any of its facilities are taking positions on reimbursement issues that are contrary to the government's position on these issues. Moreover, none of the Company's hospitals have physician investors. There can be no assurance that the Company or other hospital operators will not be the subject of future investigations or inquiries. The positions taken by authorities in the current investigations or any future investigations of the Company or other providers could have a material adverse effect on the Company's business, financial condition or results of operations. See "-- Health Care Regulation" and "Business -- Hospital
Operations -- Regulatory Compliance Program" and "-- Health Care Reform, Regulation and Licensing."


DEPENDENCE ON MANAGEMENT

     The Company's success is largely dependent on the skills, experience and efforts of its senior management. The Company's operations are also dependent on the efforts, ability and experience of key members of its local management staffs. The loss of services of one or more members of the Company's senior management or of a significant portion of its local management staff could have a material adverse effect on the Company's business, financial condition or results of operations. The Company does not maintain key man life insurance policies on any of its officers. See "Management."

DEPENDENCE ON PHYSICIANS

     The success of the Company's owned and leased hospitals is dependent upon the number and quality of the physicians on the medical staff of, or who admit patients to, such facilities, the admissions practices of such physicians and the maintenance of good relations between the Company and such physicians. Hospital physicians are generally not employees of the Company and most staff physicians have admitting privileges at other hospitals. Only a limited number of physicians are interested in practicing in the non-urban communities in which the Company's hospitals are located, and the loss of physicians in these communities, or the inability of the Company to recruit physicians to these communities, could have a material adverse effect on the Company's business, financial condition and results of operations. The operations of the Company's hospitals may also be affected by the shortage of nurses and certain other health care professionals in these communities. See "Business -- Employees and Medical Staff."

HEALTH CARE REGULATION


     The health care industry is subject to extensive federal, state and local laws and regulations relating to issues such as licensure, conduct of operations, ownership of facilities, addition of facilities and services, and prices for services, that are extremely complex and for which, in many instances, the industry has the benefit of little or no regulatory or judicial interpretation. In particular, Medicare and Medicaid anti-kickback amendments codified under Section 1128B(b) of the Social Security Act (the "Anti-kickback Amendments") prohibit certain business practices and relationships that might affect the provision and cost of health care services reimbursable under Medicare and Medicaid, including the payment or receipt of remuneration for the referral of patients whose care will be paid for by Medicare or other governmental programs. Sanctions for violating the Anti-kickback Amendments include criminal penalties and civil sanctions, including fines and possible exclusion from government programs such as Medicare and Medicaid. Pursuant to the Medicare and Medicaid Patient and Program Protection Act of 1987, the Department of Health and Human Services ("HHS") has issued regulations that describe some of the conduct and business relationships permissible under the Anti-kickback Amendments ("Safe Harbors"). The fact that a given business arrangement does not fall within a Safe Harbor does not render the arrangement per se illegal. Business arrangements of health care service providers that fail to satisfy the applicable Safe Harbor criteria, however, risk increased scrutiny by enforcement authorities. The "Health Insurance Portability and Accountability Act of 1996," which became effective January 1, 1997, amends, among other things, Title XI (42.U.S.C. 1301 et seq.) to broaden the scope of certain fraud and abuse laws to include all health care services, whether or not they are reimbursed under a federal program. See " -- Health Care Industry Investigations."


     The Company provides financial incentives to recruit physicians into the communities served by its hospitals, including loans and minimum revenue guarantees. No Safe Harbor for physician recruitment is currently in force. The Company also enters into certain leases with physicians, and is a party to certain joint ventures with physicians. The Company is also a participant in a group purchasing joint venture. There can be no assurance that regulatory authorities who enforce the Anti-kickback Amendments will not determine that the Company's physician recruiting activities, other physician arrangements or group purchasing activities violate the Anti-kickback Amendments or other federal laws. Such a determination could subject the Company to liabilities under the Social Security Act, including exclusion of the Company from participation in Medicare and Medicaid. See "Business -- Health Care Reform, Regulation and Licensing."

     In addition, Section 1877 of the Social Security Act (commonly known as the "Stark Laws"), which restricts referrals by physicians of Medicare and other government-program patients to providers of a broad range of designated health services with which they have ownership or certain other financial arrangements, was amended effective January 1, 1995, to broaden significantly the scope of prohibited physician referrals under the Medicare and Medicaid programs to providers with which referring physicians have ownership or certain other financial arrangements (the "Self-Referral Prohibitions"). Many states have adopted or are considering similar legislative proposals, some of which extend beyond the Medicaid program to prohibit the payment or receipt of remuneration for the referral of patients and physician self-referrals regardless of the source of the payment for the care. The Company's participation in and development of joint ventures and other financial relationships with physicians and others could be adversely affected by these amendments and similar state enactments.

     Both federal and state government agencies have announced heightened and coordinated civil and criminal enforcement efforts. One federal initiative, Operation Restore Trust, is focused on investigating health care providers in the home health and nursing home industries as well as on medical suppliers to these providers in 17 states, including California, Texas and Colorado, where the Company provides home health and nursing home care. The Office of Inspector General and Department of Justice have from time to time established enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Current initiatives include a focus on hospital billing for outpatient charges associated with inpatient services, as well as hospital laboratory billing practices.

     Some states require state approval for purchase, construction and expansion of health care facilities, including findings of need for additional or expanded health care facilities or services. Certificates of Need ("CONs"), which are issued by governmental agencies with jurisdiction over health care facilities, may be required for capital expenditures exceeding a prescribed amount, changes in bed capacity or services and certain other matters. Following a number of years of decline, the number of states requiring CONs is on the rise. There can be no assurances that the Company will be able to obtain required CONs.

     The laws, rules and regulations described above are subject to considerable interpretation. If a determination is made that the Company is in violation of such laws, rules or regulations, or if further changes in the regulatory framework occur, any such determination or changes could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Health Care Reform, Regulation and Licensing."

COMPETITION

     Competition among hospitals and other health care providers in the United States has intensified in recent years as hospital occupancy rates have declined as a result of cost containment pressures, changing technology, changes in government regulation and reimbursement, changes in practice patterns (e.g., shifting from inpatient to outpatient treatments), the impact of managed care organizations, and other factors. The Company's hospitals face competition from larger tertiary care centers, outpatient service providers and other local non-urban hospitals, which provide similar services to those offered by the Company's hospitals. Some of the hospitals that compete with the Company are owned by governmental agencies or not-for-profit corporations supported by endowments and charitable contributions, and can finance capital expenditures on a tax-exempt basis. In addition, the Company faces competition for acquisitions primarily from for-profit hospital management companies as well as not-for-profit entities. Some of the Company's competitors are larger, may be more established and may have more capital and other resources than the Company. See "Business -- Competition."

NEED FOR ADDITIONAL CAPITAL; SUBSTANTIAL INDEBTEDNESS

     The Company's acquisition program requires substantial capital resources. In addition, the operations of its existing hospitals require ongoing capital expenditures for renovation and expansion and the addition of costly medical equipment and technology utilized in the hospitals. The Company may incur indebtedness and may issue, from time to time, debt or equity securities to fund any such expenditures. There can be no assurance that sufficient financing will be available on terms satisfactory to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and
"Business -- Business Strategy."

     As of September 30, 1997, after giving effect to: (i) the Preferred Stock Conversion; and (ii) the application of the net proceeds of the offering, the Company's total long-term debt (excluding current maturities) would be $64.8 million or 46.5% of its total capitalization. The Company has a $100.0 million line of credit with a group of banks and is in the process of amending the agreement to increase the line of credit to $200.0 million, contingent upon the consummation of the offering. See "Capitalization," "Pro Forma Condensed Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The degree to which the Company is leveraged could have important consequences to holders of the Common Stock, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for its operations; (iii) certain of the Company's borrowings are at variable rates of interest, which makes the Company vulnerable to increases in interest rates; and
(iv) such indebtedness contains numerous financial and other restrictive covenants (including restrictions on payments of dividends, incurrences of indebtedness and sales of assets), the failure to comply with which may result in an event of default which, if not cured or waived, could cause such indebtedness to be declared immediately due and payable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

CONCENTRATION OF HOSPITALS IN CALIFORNIA

     Four of the Company's eight owned and leased hospitals are located in California and, excluding Needles Desert Communities Hospital in Needles, California which was acquired in August 1997, for the nine months ended September 30, 1997, 39.9% of the Company's net operating revenue was derived from its hospitals located in California. Accordingly, the Company may be particularly sensitive to economic, competitive and regulatory conditions in California.

     California has created a voluntary health insurance purchasing cooperative that seeks to make health care coverage more affordable for businesses with five to fifty employees and, effective January 1, 1995, began changing the payment system for participants in its Medicaid program in certain counties from fee-for-service arrangements to managed care plans. While none of the Company's hospitals are located in the counties targeted for conversion to managed care, if the state is able to implement successfully managed care in these counties, this initiative could be expanded throughout the state. Reduction in reimbursement levels in California, including reductions due to the implementation of managed care, could have a material adverse effect on the business, financial condition and results of operations of the Company.

     California recently adopted a law requiring standards and regulations to be developed to ensure hospitals meet seismic performance standards. Within three years after adoption of the standards by the California Building Standards Commission, owners of subject properties are to evaluate their facilities and develop a plan and schedule for complying with the standards. To date, the Commission has adopted evaluation criteria but has not yet adopted the retrofit standards. Therefore, the Company is unable, at this time, to evaluate its facilities to determine whether the requirements will have any material adverse effect on the Company's operations.

RISKS RELATED TO INTANGIBLE ASSETS

     The Company's acquisitions and the Merger have resulted in significant increases in intangible assets and goodwill. At September 30, 1997, the Company had goodwill and other intangible assets of $54.4 million, which are being amortized over periods ranging from 5 to 35 years, with a weighted average life of 30.2 years at September 30, 1997. There can be no assurance that the value of intangible assets will ever be realized by the Company. On an ongoing basis, the Company makes an evaluation, based on undiscounted cash flows, to determine whether events and circumstances indicate that all or a portion of the carrying value of intangible assets may no longer be recoverable, in which case an additional charge to earnings may be necessary. Any future determination requiring the write off of a significant portion of unamortized intangible assets could have a material adverse effect on the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and Note 2 of Notes to Consolidated Financial Statements.

PROFESSIONAL LIABILITY

     In recent years, physicians, hospitals and other health care providers have become subject to an increasing number of lawsuits alleging malpractice, product liability or related legal theories, many of which involve large claims and significant defense costs. To cover claims arising out of the operations of owned, leased and managed hospitals, the Company maintains professional malpractice liability insurance and general liability insurance in amounts that management believes to be sufficient for its operations, although some claims may exceed the scope of the coverage in effect. The cost of malpractice and other liability insurance has risen significantly during the past few years. While the Company's professional and other liability insurance has been adequate in the past to provide for liability claims, there can be no assurance that such insurance will continue to be available for the Company to maintain adequate levels of insurance. The Company's management contracts with its managed hospitals generally require the hospital to indemnify the Company against certain claims and to maintain specified amounts of insurance, however, there can be no assurance the hospitals will maintain such insurance or that such indemnities will be available.

EFFECTIVE CONTROL BY CERTAIN STOCKHOLDERS

     Upon completion of the offering, the Company's officers and directors and their affiliates as a group will beneficially own 57.7% of the outstanding shares of Common Stock, including the 36.9% of the shares of Common Stock which will be owned by GTCR Fund IV. As a result of such ownership, these stockholders, if acting together, will effectively have the ability to elect the Board of Directors and thereby control the affairs and management of the Company. This may have the effect of delaying, deferring or preventing a change in control of the Company. See "Management" and "Principal Stockholders."

BENEFITS OF OFFERING TO CERTAIN STOCKHOLDERS

     The Company will receive net proceeds of approximately $58.7 million from the offering (at an assumed public offering price of $14.00 per share) after deduction of the underwriting discounts and estimated expenses of the offering. Of this amount, $22.6 million will be used to redeem the Senior Preferred Stock, including all accrued and unpaid dividends thereon, held by Leeway & Co., $12.4 million will be used to repurchase the Common Stock issued to GTCR Fund IV in respect of the conversion of 11,363 of its shares of Junior Preferred Stock, and $2.5 million will be used to repurchase the Common Stock issued to Leeway & Co. in respect of the conversion of 2,273 of its shares of Junior Preferred Stock. See "Use of Proceeds" and "Certain Relationships and Related Transactions."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Representatives of the Underwriters and may not be indicative of the market price for shares of the Common Stock after the offering. See "Underwriting." There can be no assurance that an active trading market will develop or be maintained or as to the price at which the Common Stock will trade if and when such a market develops. The Common Stock has been approved for trading on the Nasdaq National Market, subject to notice of issuance. The market price of the Common Stock may be subject to significant fluctuations in response to variations in the Company's operating results and other factors, including future acquisitions or divestitures of hospitals, market rates of interest, developments affecting the health care industry generally, the enactment of health care reform, reductions in payment rates and changes in governmental regulation. In addition, the stock market in recent years has experienced price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies, and the price of the Common Stock could be affected by such fluctuations.

ABSENCE OF DIVIDENDS

     The Company does not anticipate paying cash dividends in the foreseeable future. In addition, the terms of the Company's bank credit agreement prohibit the payment of cash dividends. Any future indebtedness incurred to refinance the Company's existing indebtedness or to fund future growth may prohibit or limit the Company's ability to pay dividends. See "Dividend Policy."

SUBSTANTIAL DILUTION

     The assumed initial public offering price of $14.00 per share will exceed the net tangible book value per share of the Common Stock after the offering by $13.11 per share. Purchasers of the Common Stock in the offering will experience immediate and substantial dilution in the amount of $13.11 per share, and present stockholders will experience an immediate and substantial increase in net tangible book value in the amount of $11.00 per share of Common Stock. The net tangible book value (deficit) of the Company at September 30, 1997 was $(64.0 million), or $(10.11) per share of Common Stock. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     There will be 12,481,373 shares of Common Stock outstanding upon completion of the offering (13,186,373 shares if the Underwriters over-allotment option is exercised in full). All of the 4,700,000 shares offered in the offering will be eligible for resale in the public market without restriction by persons other than affiliates of the Company upon completion of the offering. The remaining 7,781,373 shares of Common Stock are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Commencing 90 days after the completion of the offering, 5,978,824 shares of Common Stock will be eligible for sale in the public market pursuant to Rule 144. The remaining restricted shares of Common Stock will become eligible for sale pursuant to Rule 144 thereafter. The Company, its executive officers and directors and substantially all of the current stockholders have agreed not to sell or otherwise dispose of any of the shares of Common Stock owned by them in the public market for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated. Sales of substantial amounts of the Company's Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to raise additional capital through the sale of equity securities. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

     In connection with the Recapitalization, the Company entered into a Registration Agreement (the "Registration Agreement") which provides certain demand and piggyback registration rights to the Company's current stockholders who will hold an aggregate of 7,781,373 shares of Common Stock following the Preferred Stock Conversion and the application of a portion of the proceeds of the offering to repurchase shares of Common Stock. Substantially all of such shares are subject to the 180-day restrictions described above. The registration rights are subject to certain notice requirements, timing restrictions and volume limitations which may be imposed by the underwriters of such offering. See "Shares Eligible for Future Sale -- Registration Agreement." In addition, the Company expects to register the issuance of up to 959,016 shares of Common Stock authorized under its 1997 Long-Term Equity Incentive Plan following the offering. See "Management -- Long-Term Equity Incentive Plan."

                                USE OF PROCEEDS

     The net proceeds to the Company from the offering, after deducting estimated underwriting discounts and offering expenses and assuming an initial public offering price of $14.00 per share, are estimated to be $58.7 million ($67.9 million if the Underwriters' over-allotment option is exercised in full). Of this amount, $21.2 million will be used to reduce the outstanding term and revolving loan balance under the Credit Agreement, dated as of December 17, 1996, among the Company and the lenders named therein (the "Credit Agreement"); $22.6 million will be used to redeem in full the outstanding Senior Preferred Stock and all accrued and unpaid dividends thereon; and $14.9 million will be used to repurchase shares of Common Stock issued upon conversion of 13,636 of the shares of the Junior Preferred Stock held by GTCR Fund IV and Leeway & Co. See "Certain Relationships and Related Transactions." The Company continuously seeks out appropriate acquisition candidates and is frequently engaged in discussions regarding potential acquisitions.

     Borrowings under the Credit Agreement bear interest at a floating rate, which is calculated on the basis of the agent's prime rate, the federal funds rate or LIBOR, plus, in each case, a margin depending upon the Company's outstanding indebtedness. As of September 30, 1997, the effective rate was 8.4%. Borrowings under the revolving loan portion of the Credit Agreement mature on December 16, 1999 and borrowings under the term loan portion of the Credit Agreement mature on December 16, 2002. The Credit Agreement was entered into in connection with the Recapitalization.

     The Senior Preferred Stock, which will be redeemed with a portion of the proceeds of this offering, accrues dividends on a daily basis at a per annum rate of 11.0% on the sum of the liquidation value plus accumulated and unpaid dividends thereon ($22.6 million as of the assumed offering date). The Company would be required to redeem the Senior Preferred Stock in full on December 17, 2005.

     The Junior Preferred Stock, which will be converted to shares of Common Stock in connection with this offering, accrues dividends on a daily basis at a per annum rate of 8.0% on the sum of the liquidation value plus accumulated and unpaid dividends thereon ($35.1 million as of the assumed offering date). The Company would be required to redeem the Junior Preferred Stock in full on December 17, 2006.

                                DIVIDEND POLICY

     The Company currently intends to retain its earnings for use in its business and therefore does not anticipate declaring or paying any cash dividends in the foreseeable future. The Credit Agreement prohibits the payment of dividends by the Company (other than dividends paid in the Company's stock). Any future determination to declare or pay cash dividends will be made by the Board of Directors in light of the Company's earnings, financial position, capital requirements, credit agreements and such other factors as the Board of Directors deems relevant at such time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 5 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION

     The following table sets forth as of September 30, 1997: (i) the capitalization of the Company; (ii) the capitalization of the Company on a pro forma basis; and (iii) the capitalization of the Company on a pro forma as adjusted basis to reflect the sale of the shares of Common Stock offered hereby (based on an assumed offering price of $14.00 per share) and the application of the estimated net proceeds therefrom all as if they occurred on September 30, 1997.

                                                                   SEPTEMBER 30, 1997
                                                        ----------------------------------------
                                                                                    PRO FORMA
                                                         ACTUAL    PRO FORMA(1)    AS ADJUSTED
                                                        --------   ------------   --------------
                                                                     (IN THOUSANDS)
Cash and cash equivalents.............................  $  5,896     $  5,896        $  5,896
                                                        ========     ========        ========
Current maturities of long-term obligations...........  $  1,921     $  1,921        $  1,921
                                                        ========     ========        ========
Long-term obligations, less current maturities(2):....  $ 86,069     $ 86,069        $ 64,827
Mandatory redeemable preferred stock(3):
  Series A redeemable senior preferred stock, no par
     value, authorized: 25,000 shares; issued and
     outstanding: 20,000 shares (net of issuance and
     warrant costs of $818,000 and $139,000,
     respectively); 20,000 shares pro forma and no
     shares pro forma as adjusted.....................    19,043       19,043              --
  Series B redeemable junior preferred stock, no par
     value, authorized: 50,000 shares; issued and
     outstanding: 32,295 shares (net of issuance costs
     and discount of $1,185,000); no shares pro forma
     and pro forma as adjusted........................    31,110           --              --
                                                        --------     --------        --------
  Total mandatory redeemable preferred stock..........    50,153       19,043              --
Common stockholders' equity (deficit):
  Common stock, no par value, authorized: 20,000,000
     shares; issued and outstanding: 6,330,614 shares;
     $0.01 par value, authorized: 25,000,000 shares;
     issued and outstanding: 8,840,580 shares pro
     forma and 12,481,373 shares pro forma as
     adjusted(4)......................................     2,122           88             125
  Additional paid-in capital..........................        --       35,989          78,860
  Retained deficit....................................    (2,569)      (4,327)         (4,327)
                                                        --------     --------        --------
     Total common stockholders' equity (deficit)......      (447)      31,750          74,658
                                                        --------     --------        --------
          Total capitalization........................  $135,775     $136,862        $139,485
                                                        ========     ========        ========

---------------

(1) Gives effect to: (i) the conversion from no par value to $0.01 par value Common Stock in connection with the Reincorporation and (ii) the Preferred Stock Conversion.
(2) For information regarding the Company's long-term obligations, see Note 5 of Notes to Consolidated Financial Statements.
(3) For information regarding the Company's mandatory redeemable preferred stock, see Note 6 of Notes to Consolidated Financial Statements.
(4) Excludes 284,530 shares of Common Stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $4.58 per share. See "Management -- Long-Term Equity Incentive Plan" and Note 15 of Notes to Consolidated Financial Statements.

                                    DILUTION

     The net tangible book value (deficit) of the Company at September 30, 1997 was $(64.0 million), or $(10.11) per share of Common Stock. Net tangible book value (deficit) per share of Common Stock represents the amount of total assets less total liabilities, mandatory redeemable preferred stock, minority interests and intangible assets, divided by the number of shares of Common Stock outstanding at September 30, 1997. After giving effect to: (i) the Preferred Stock Conversion; and (ii) the sale by the Company of the 4,700,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $14.00 per share) and the application of the net proceeds as set forth under "Use of Proceeds," the pro forma net tangible book value of the Company at September 30, 1997 would have been $11.1 million, or $0.89 per share of Common Stock. This represents an immediate increase in net tangible book value of $11.00 per common share to existing stockholders and an immediate dilution of $13.11 per common share to investors purchasing Common Stock in the offering, as illustrated by the following table:

Assumed initial public offering price.......................            $   14.00
                                                                        ------
  Net tangible book value per common share prior to the
     offering(1)............................................  $(10.11)
  Increase per common share attributable to new investors...    11.00
                                                              -------
Pro forma net tangible book value per common share after the
  offering..................................................                 0.89
                                                                        ------
Dilution per common share to new investors(2)...............            $   13.11
                                                                        ======

     The following table summarizes certain differences between the existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and new investors (based on an assumed initial public offering price of $14.00 per share), in each case on a pro forma basis after giving effect to: (i) the conversion from no par value to $0.01 par value Common Stock in connection with the Reincorporation;
(ii) the Preferred Stock Conversion; and (iii) the sale of the shares of Common Stock in the offering and the application of the estimated net proceeds thereof to the redemption of Senior Preferred Stock, the repurchase of certain shares of Common Stock and the repayment of debt, as described in "Use of Proceeds".

                                        SHARES PURCHASED      TOTAL CONSIDERATION
                                      --------------------   ----------------------   AVERAGE PRICE
                                        NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                      ----------   -------   ------------   -------   -------------
Existing investors(1)...............   7,781,373     62.3%   $ 22,432,659     25.4%      $ 2.88
New investors.......................   4,700,000     37.7      65,800,000     74.6       $14.00
                                      ----------    -----    ------------    -----
          Total.....................  12,481,373    100.0%   $ 88,232,659    100.0%
                                      ==========    =====    ============    =====

---------------

(1) Excludes common shares issuable upon the exercise of outstanding options to purchase 284,530 shares of Common Stock pursuant to the Company's 1997 Long-Term Equity Incentive Plan at a weighted average exercise price of $4.58 per share.
(2) Dilution is determined by subtracting pro forma net tangible book value per common share after giving effect to this offering from the initial public offering price per share. Dilution to new investors will be $12.46 if the Underwriters' over-allotment option is exercised in full.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of (i) the Company's predecessor (Brim) as of and for each of the four fiscal years ended December 31, 1995, and as of December 18, 1996 and for the period January 1, 1996 to December 18, 1996, and as of and for the nine-month period ended September 30, 1996; and (ii) the Company as of December 31, 1996 and for the period February 2, 1996 to December 31, 1996, and as of September 30, 1996 and for the period February 2, 1996 to September 30, 1996 and as of and for the nine-month period ended September 30, 1997. The selected financial information for the predecessor and the Company has been derived from the audited consolidated financial statements of the predecessor and the Company (except for the September 30, 1996 and 1997 financial data, which information has been derived from the consolidated financial statements of the Company and its predecessor which are unaudited but which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary (consisting of normal recurring adjustments) for a fair presentation of the results for such periods). The selected consolidated financial data are qualified by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     BRIM (PREDECESSOR)(1)(2)
                              -----------------------------------------------------------------------
                                                                           PERIOD
                                      YEAR ENDED DECEMBER 31,           JAN. 1, 1996    NINE MONTHS
                              ---------------------------------------   TO DEC. 18,        ENDED
                               1992      1993       1994       1995         1996       SEPT. 30, 1996
                              -------   -------   --------   --------   ------------   --------------
INCOME STATEMENT DATA:
  Net operating revenue.....  $69,245   $84,859   $102,067   $101,214     $112,600        $87,311
  Operating expenses........   65,645    80,784     96,887     97,993      109,129         80,557
  Interest expense..........    1,204     1,097        935        738        1,675            665
  Costs of
    recapitalization........       --        --         --         --        8,951             --
  Loss (gain) on sale of
    assets..................       (7)      (10)      (635)    (2,814)         442            170
                              -------   -------   --------   --------     --------        -------
  Income (loss) from
    continuing operations
    before provision for
    income taxes and
    extraordinary item......    2,403     2,988      4,880      5,297       (7,597)         5,919
  Provision (benefit) for
    income taxes............    1,078     1,772      2,022      1,928       (2,290)         2,415
                              -------   -------   --------   --------     --------        -------
  Income (loss) from
    continuing operations
    before extraordinary
    item....................    1,325     1,216      2,858      3,369       (5,307)         3,504
  Income (loss) from
    discontinued operations,
    less applicable income
    taxes...................      496       593       (157)      (264)       6,015            272
                              -------   -------   --------   --------     --------        -------
  Income (loss) before
    cumulative effect of
    change in accounting for
    income taxes and
    extraordinary items.....    1,821     1,809      2,701      3,105          708          3,776
  Extraordinary loss from
    extinguishment of debt,
    net of taxes............       --        --         --         --           --             --
  Cumulative effect of
    change in accounting for
    income taxes............       --     1,141         --         --           --             --
                              -------   -------   --------   --------     --------        -------
  Net income (loss).........  $ 1,821   $ 2,950   $  2,701   $  3,105     $    708        $ 3,776
                              =======   =======   ========   ========     ========        =======
  Preferred stock dividends
    and accretion...........
  Net loss to common
    shareholders............
  Net income (loss) per
    share to common
    shareholders(3):
  Income (loss) before
    extraordinary item......
  Extraordinary item........
  Net income (loss) to
    common shareholders.....
Weighted average number of
  common and common
  equivalent shares(3)......
Cash dividends declared per
  common share..............

                                          COMPANY (SUCCESSOR)(1)(2)
                              --------------------------------------------------

                                  PERIOD            PERIOD         NINE MONTHS
                              FEB. 2, 1996 TO   FEB. 2, 1996 TO       ENDED
                               DEC. 31, 1996    SEPT. 30, 1996    SEPT. 30, 1997
                              ---------------   ---------------   --------------
INCOME STATEMENT DATA:
  Net operating revenue.....     $ 17,255           $ 3,977          $123,948
  Operating expenses........       18,268             3,986           111,800
  Interest expense..........          976               441             6,177
  Costs of
    recapitalization........           --                --                --
  Loss (gain) on sale of
    assets..................           --                --              (156)
                                 --------           -------          --------
  Income (loss) from
    continuing operations
    before provision for
    income taxes and
    extraordinary item......       (1,989)             (450)            6,127
  Provision (benefit) for
    income taxes............         (673)               --             2,818
                                 --------           -------          --------
  Income (loss) from
    continuing operations
    before extraordinary
    item....................       (1,316)             (450)            3,309
  Income (loss) from
    discontinued operations,
    less applicable income
    taxes...................           --                --                --
                                 --------           -------          --------
  Income (loss) before
    cumulative effect of
    change in accounting for
    income taxes and
    extraordinary items.....       (1,316)             (450)            3,309
  Extraordinary loss from
    extinguishment of debt,
    net of taxes............         (262)
  Cumulative effect of
    change in accounting for
    income taxes............           --                --                --
                                 --------           -------          --------
  Net income (loss).........     $ (1,578)          $  (450)         $  3,309
                                 ========           =======          ========
  Preferred stock dividends
    and accretion...........         (172)               --            (3,708)
                                 --------           -------          --------
  Net loss to common
    shareholders............     $ (1,750)          $  (450)         $   (399)
                                 ========           =======          ========
  Net income (loss) per
    share to common
    shareholders(3):
  Income (loss) before
    extraordinary item......     $  (0.37)          $ (0.12)         $  (0.06)
  Extraordinary item........        (0.07)               --                --
                                 --------           -------          --------
  Net income (loss) to
    common shareholders.....     $  (0.44)          $ (0.12)         $  (0.06)
                                 ========           =======          ========
Weighted average number of
  common and common
  equivalent shares(3)......        3,980             3,878             6,501
Cash dividends declared per
  common share..............           --                --                --

                                                  BRIM (PREDECESSOR)(1)(2)
                          ------------------------------------------------------------------------
                                       DECEMBER 31,
                          ---------------------------------------
                           1992      1993       1994       1995     DEC. 18, 1996   SEPT. 30, 1996
                          -------   -------   --------   --------   -------------   --------------
BALANCE SHEET DATA:
  Cash and cash
    equivalents.........  $   538   $ 2,477   $  1,819   $  2,287     $ 27,828         $ 3,993
  Total assets..........   34,147    47,463     50,170     50,888       76,998          58,410
  Long-term obligations,
    less current
    maturities..........    7,940    11,884      9,371      7,161       75,995           7,419
  Mandatory redeemable
    preferred stock.....       --     8,816      8,816      8,816       31,824           8,816
  Common stockholders'
    equity (deficit)....    7,308     9,973     12,380     15,366      (56,308)         19,318

                                     COMPANY (SUCCESSOR)(1)(2)
                          -----------------------------------------------

                          DEC. 31, 1996   SEPT. 30, 1996   SEPT. 30, 1997
                          -------------   --------------   --------------
BALANCE SHEET DATA:
  Cash and cash
    equivalents.........    $ 11,256         $ 4,744          $  5,896
  Total assets..........     160,521          31,325           172,735
  Long-term obligations,
    less current
    maturities..........      77,789          13,700            86,069
  Mandatory redeemable
    preferred stock.....      46,227              --            50,153
  Common stockholders'
    equity (deficit)....        (490)         13,482              (447)


---------------

(1) PHC was formed on February 2, 1996. On December 18, 1996, Brim completed a leveraged recapitalization. Immediately thereafter on December 18, 1996, a subsidiary of Brim merged with PHC in a transaction in which Brim issued junior preferred and common stock in exchange for all of the outstanding common stock of PHC. Because the PHC shareholders became owners of a majority of the outstanding shares of Brim after the Merger, PHC was considered the acquiring enterprise for financial reporting purposes and the transaction was accounted for as a reverse acquisition. Therefore, the historical financial statements of PHC replaced the historical financial statements of Brim, the assets and liabilities of Brim were recorded at fair value as required by the purchase method of accounting, and the operations of Brim were reflected in the operations of the combined enterprise from the date of acquisition. Since PHC had been in existence for less than a year at December 31, 1996, and because Brim had been in existence for several years, PHC is considered the successor to Brim's operations. The balance sheet data of Brim (Predecessor) as of December 18, 1996 represents the historical cost basis of Brim's assets and liabilities after the leveraged recapitalization but prior to the reverse acquisition. The reverse acquisition resulted in a new basis of accounting such that Brim's assets and liabilities were recorded at their fair value in the Company's consolidated balance sheet upon consummation of the reverse acquisition. Although PHC was considered the acquiring enterprise for financial reporting purposes, PHC became a wholly-owned subsidiary of Brim, the predecessor company, as a result of the Merger.
(2) The Company's financial statements for the periods presented are not strictly comparable due to the significant effect that acquisitions, divestitures and the Recapitalization have had on such statements. See Note 3 of Notes to Consolidated Financial Statements.
(3) Net income (loss) per share applicable to common shareholders is computed using the weighted average number of shares of Common Stock outstanding during the period, including dilutive common equivalent shares from stock options and warrants (using the treasury stock method). Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, all other Common Stock issued, and Common Stock options and warrants granted, by the Company at prices below the initial public offering price during the twelve-month period prior to the initial public offering have been included in the calculation as if they were outstanding for the full fiscal year (using the treasury stock method). Supplemental pro forma net income (loss) per share applicable to common shareholders as required by Accounting Principles Board Opinion No. 15, Earnings Per Share, has not been presented as that information is provided in the net income (loss) per share applicable to common shareholders presentation included in the pro forma condensed consolidated financial statements included elsewhere herein.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     On February 1, 1996, Brim acquired Parkview Regional Hospital from Parkview Regional Hospital, Inc. (a not-for-profit organization). On December 18, 1996, Brim and PHC consummated the Merger. PHC previously had acquired Memorial Mother Frances Hospital from Memorial Hospital Foundation of Palestine, Inc. on July 26, 1996, and had acquired Starke Memorial Hospital from Starke County, Indiana, on October 1, 1996.

     The following unaudited pro forma condensed consolidated balance sheet as of September 30, 1997 gives effect to: (i) the conversion from no par value to $0.01 par value Common Stock in connection with the Reincorporation; (ii) the Preferred Stock Conversion; and (iii) the sale of the Common Stock in the offering and the application of the estimated net proceeds thereof to the repurchase of certain shares of Common Stock, the redemption of Senior Preferred Stock and the repayment of debt, as described in "Use of Proceeds," as if all such transactions had been completed as of September 30, 1997 and assuming an initial public offering price of $14.00 per share.

     The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1996 and the nine months ended September 30, 1996 and 1997, give effect to: (i) the operating results of Brim for the period prior to the Merger; (ii) the operating results of Memorial Mother Frances Hospital and Starke Memorial Hospital for periods prior to their acquisition; (iii) the Preferred Stock Conversion; and (iv) the sale of the Common Stock in the offering and the application of the estimated net proceeds thereof to the repurchase of certain shares of Common Stock, the redemption of Senior Preferred Stock and the repayment of debt, as described in "Use of Proceeds," as if all such transactions had been completed as of January 1, 1996 and assuming an initial public offering price of $14.00 per share.

     The pro forma condensed consolidated financial information presented herein does not purport to represent what the Company's results of operations or financial position would have been had such transactions in fact occurred at the beginning of the periods presented or to project the Company's results of operations in any future period. The pro forma result of operations, which do not take into account certain operational changes instituted by the Company upon acquisition of its hospitals, are not necessarily indicative of the results that may be expected from such hospitals. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited financial statements, including the notes thereto, included elsewhere in this Prospectus.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                                   PRE-OFFERING      PRE-OFFERING      OFFERING
                                                    PRO FORMA         PRO FORMA       PRO FORMA         PRO FORMA
                                     HISTORICAL   ADJUSTMENTS(1)     CONSOLIDATED   ADJUSTMENTS(2)     CONSOLIDATED
                                     ----------   --------------     ------------   --------------     ------------
ASSETS
Current assets
  Cash and cash equivalents........   $  5,896                         $  5,896        $ 58,694(d)
                                                                                        (14,829)(e)
                                                                                        (22,623)(f)
                                                                                        (21,242)(g)      $  5,896
  Accounts receivable, less
    allowance for doubtful
    accounts.......................     29,879                           29,879                            29,879
  Other current assets.............     10,995                           10,995                            10,995
                                      --------       -------           --------        --------          --------
         Total current assets......     46,770            --             46,770              --            46,770
Property, plant and equipment,
  net..............................     58,555                           58,555                            58,555
Cost in excess of net assets
  acquired.........................     53,389                           53,389                            53,389
Other assets.......................     14,021                           14,021                            14,021
                                      --------       -------           --------        --------          --------
         Total assets..............   $172,735       $    --           $172,735        $     --          $172,735
                                      ========       =======           ========        ========          ========

LIABILITIES, REDEEMABLE PREFERRED STOCK AND COMMON STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable.................   $  7,144                         $  7,144                          $  7,144
  Accrued salaries and benefits....      6,448                            6,448                             6,448
  Accrued expenses.................      4,360                            4,360                             4,360
  Current maturities of long-term
    obligations....................      1,921                            1,921                             1,921
                                      --------       -------           --------        --------          --------
         Total current
           liabilities.............     19,873            --             19,873              --            19,873
Long-term obligations, less current
  maturities.......................     86,069                           86,069        $(21,242)(g)        64,827
Third-party settlements............      5,542                            5,542                             5,542
Other liabilities..................     11,545       $ 1,758(a)
                                                      (2,845)(c)         10,458          (2,623)(f)         7,835
                                      --------       -------           --------        --------          --------
                                       103,156        (1,087)           102,069         (23,865)           78,204
Mandatory redeemable preferred
  stock
    Senior preferred stock.........     19,043                           19,043         (19,043)(f)            --
    Junior preferred stock.........     31,110       (31,110)(c)             --                                --
                                      --------       -------           --------        --------          --------
                                        50,153       (31,110)            19,043         (19,043)               --
Common stockholders' equity
  (deficit)
  Common stock.....................      2,122        (2,059)(b)                             47(d)
                                                          25(c)              88             (10)(e)           125
  Additional paid-in-capital.......         --         2,059(b)                          58,647(d)
                                                      33,930(c)                         (14,819)(e)
                                                                         35,989            (957)(f)        78,860
  Retained earnings (deficit)......     (2,569)       (1,758)(a)         (4,327)                           (4,327)
                                      --------       -------           --------        --------          --------
                                          (447)       32,197             31,750          42,908            74,658
                                      --------       -------           --------        --------          --------
                                      $172,735       $    --           $172,735        $     --          $172,735
                                      ========       =======           ========        ========          ========

  See accompanying notes to unaudited pro forma condensed consolidated balance sheet.
---------------

(1) Reflects the effects of equity transactions occurring prior to or simultaneously with the closing of the sale of Common Stock in the offering.
(2) Reflects the effects of the sale of the Common Stock in the offering and the application of the estimated net proceeds thereof.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

                          NOTES TO UNAUDITED PRO FORMA
                      CONDENSED CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)
---------------

(a) Reflects the accrual of $1,758 of dividends on the Senior Preferred
    Stock and Junior Preferred Stock for the period from October 1, 1997 to the anticipated closing date of the offering.
(b) Reflects the reclassification of $2,059 from Common Stock to additional paid-in-capital upon conversion from no par to $0.01 par value Common Stock in connection with the Reincorporation.
(c) Reflects the conversion of 32,295 shares of Junior Preferred Stock with a liquidation value of $32,295 net of issuance costs of $1,185 and estimated accumulated and unpaid dividends of $2,845 into
    2,509,966 shares of Common Stock as follows (at an assumed offering price of $14.00 per share):
         Accumulated and unpaid dividends...................    $ (2,845)
         Junior Preferred Stock.............................     (31,110)
         Common Stock.......................................          25
         Additional paid-in-capital.........................      33,930
                                                                --------
                                                                $     --
                                                                ========
(d) Reflects the sale of 4,700,000 shares of Common Stock in the offering at an assumed offering price of $14.00 per share, for net proceeds of
    $58,694 as follows:
         Common Stock.......................................    $     47
         Additional paid-in-capital.........................      58,647
                                                                --------
         Cash proceeds......................................    $ 58,694
                                                                ========
(e) Reflects the repurchase of 1,059,207 shares of Common Stock issued with respect to the conversion of 13,636 of the shares of Junior
    Preferred Stock held by GTCR Fund IV and Leeway & Co. using offering proceeds of $14,829 as follows:
         Common Stock.......................................    $    (10)
         Additional paid-in-capital.........................     (14,819)
                                                                --------
         Cash disbursed.....................................    $(14,829)
                                                                ========
(f) Reflects the redemption of 20,000 shares of Senior Preferred Stock with a liquidation value of $20,000 net of issuance and warrant costs of $957 and the payment of estimated accumulated and unpaid dividends of $2,623 using offering proceeds of $22,623 as follows:
         Accumulated and unpaid dividends...................    $ (2,623)
         Senior Preferred Stock.............................     (19,043)
         Additional paid-in-capital.........................        (957)
                                                                --------
         Cash disbursed.....................................    $(22,623)
                                                                ========
(g) Reflects the application of the remaining proceeds from the offering of $21,242 for the repayment of long-term obligations.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     HISTORICAL                                      PRO FORMA ADJUSTMENTS
                        ---------------------------------------------------------------------   -------------------------------
                                                               MEMORIAL
                                                                MOTHER            STARKE
                            COMPANY            BRIM             FRANCES          MEMORIAL                  MEMORIAL
                        FEB. 2, 1996 TO   JAN. 1, 1996 TO   JAN. 1, 1996 TO   JAN. 1, 1996 TO               MOTHER      STARKE
                         DEC. 31, 1996     DEC. 18, 1996     JULY 26, 1996     OCT. 1, 1996      BRIM      FRANCES     MEMORIAL
                        ---------------   ---------------   ---------------   ---------------   -------    --------    --------
Net operating
 revenue..............      $17,255          $112,600           $14,395           $ 7,973
Operating expenses....       18,268           109,129            16,083             8,181       $ 2,270(a)  $ (571)(a)  $  222(a)
Interest expense......          976             1,675               799                91                       47(b)      (88)(b)
Costs of
 recapitalization.....           --             8,951                --                --
Loss on sale of
 assets...............           --               442                --                --
                            -------          --------           -------           -------       -------     ------      ------
Loss from continuing
 operations before
 income taxes.........       (1,989)           (7,597)           (2,487)             (299)       (2,270)       524        (134)
Income tax benefit....         (673)           (2,290)               --                --          (223)(c)   (765)(c)    (169)(c)
                            -------          --------           -------           -------       -------     ------      ------
Loss from continuing
 operations...........       (1,316)           (5,307)           (2,487)             (299)       (2,047)     1,289          35
                            -------          --------           -------           -------       -------     ------      ------
Preferred stock
 dividends and
 accretion............         (172)               --                --                --
                            -------          --------           -------           -------       -------     ------      ------
Loss from continuing
 operations to common
 shareholders.........      $(1,488)         $ (5,307)          $(2,487)          $  (299)      $(2,047)    $1,289      $   35
                            =======          ========           =======           =======       =======     ======      ======
Loss per common
 share-primary and
 fully diluted........
Weighted average
 number of common and
 common equivalent
 shares...............


                        PRE-OFFERING    PRO FORMA
                         PRO FORMA      OFFERING      PRO FORMA
                        CONSOLIDATED   ADJUSTMENTS   CONSOLIDATED
                        ------------   -----------   ------------
Net operating
 revenue..............    $152,223                     $152,223
Operating expenses....     153,582                      153,582
Interest expense......       3,500        $ (65)(d)       3,435
Costs of
 recapitalization.....       8,951                        8,951
Loss on sale of
 assets...............         442                          442
                          --------        -----        --------
Loss from continuing
 operations before
 income taxes.........     (14,252)          65         (14,187)
Income tax benefit....      (4,120)          25(c)       (4,095)
                          --------        -----        --------
Loss from continuing
 operations...........     (10,132)          40         (10,092)
                          --------        -----        --------
Preferred stock
 dividends and
 accretion............        (172)         172(e)           --
                          --------        -----        --------
Loss from continuing
 operations to common
 shareholders.........    $(10,304)       $ 212        $(10,092)
                          ========        =====        ========
Loss per common
 share-primary and
 fully diluted........                                 $  (0.80)
                                                       ========
Weighted average
 number of common and
 common equivalent
 shares...............                                   12,642

See accompanying notes to unaudited pro forma condensed consolidated statements of operations.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            HISTORICAL
                                               ---------------------------------------------------------------------
                                                                                      MEMORIAL
                                                                                       MOTHER            STARKE
                                                   COMPANY            BRIM             FRANCES          MEMORIAL
                                               FEB. 2, 1996 TO   JAN. 1, 1996 TO   JAN. 1, 1996 TO   JAN. 1, 1996 TO
                                               SEPT. 30, 1996    SEPT. 30, 1996     JULY 26, 1996     OCT. 1, 1996
                                               ---------------   ---------------   ---------------   ---------------
Net operating revenue........................      $ 3,977          $ 87,311           $14,395           $ 7,973
Operating expenses...........................        3,986            80,557            16,083             8,181
Interest expense.............................          441               665               799                91
Loss on sale of assets.......................           --               170                --                --
                                                   -------          --------           -------           -------
Income (loss) from continuing operations
 before income taxes.........................         (450)            5,919            (2,487)             (299)
Provision (benefit) for income taxes.........           --             2,415                --                --
                                                   -------          --------           -------           -------
Loss (income) from continuing operations.....      $  (450)         $  3,504           $(2,487)          $  (299)
                                                   =======          ========           =======           =======
Income per common share -- primary and fully
 diluted.....................................
Weighted average number of common and common
 equivalent shares...........................

                                                    PRO FORMA ADJUSTMENTS
                                               -------------------------------

                                                          MEMORIAL
                                                           MOTHER      STARKE     PRO FORMA
                                                BRIM      FRANCES     MEMORIAL   CONSOLIDATED
                                               -------    --------    --------   ------------
Net operating revenue........................                                      $113,656
Operating expenses...........................  $ 1,702(a)  $ (571)(a)  $  222(a)    110,160
Interest expense.............................                  47(b)      (88)(b)     1,955
Loss on sale of assets.......................                                           170
                                               -------     ------      ------      --------
Income (loss) from continuing operations
 before income taxes.........................   (1,702)       524        (134)        1,371
Provision (benefit) for income taxes.........     (342)(c)   (765)(c)    (169)(c)     1,139
                                               -------     ------      ------      --------
Loss (income) from continuing operations.....  $(1,360)    $1,289      $   35      $    232
                                               =======     ======      ======      ========
Income per common share -- primary and fully
 diluted.....................................                                      $   0.02
                                                                                   ========
Weighted average number of common and common
 equivalent shares...........................                                        12,642
                                                                                   ========

See accompanying notes to unaudited pro forma condensed consolidated statements of operations.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      PRO FORMA
                                                                      OFFERING       PRO FORMA
                                                       HISTORICAL    ADJUSTMENTS    CONSOLIDATED
                                                       ----------    -----------    ------------
Net operating revenue................................   $123,948                      $123,948
Operating expenses...................................    111,800                       111,800
Interest expense.....................................      6,177       $(1,366)(d)       4,811
Gain on sale of assets...............................       (156)                         (156)
                                                        --------       -------        --------
Income from continuing operations before income
  taxes..............................................      6,127         1,366           7,493
Provision for income taxes...........................      2,818           533(c)        3,351
                                                        --------       -------        --------
Income from continuing operations....................      3,309           833           4,142
                                                        --------       -------        --------
Preferred stock dividends and accretion..............     (3,708)        3,708(e)           --
                                                        --------       -------        --------
Income loss from continuing operations to common
  shareholders.......................................   $   (399)      $ 4,541        $  4,142
                                                        ========       =======        ========
Income per common share-primary and fully diluted....                                 $   0.33
                                                                                      ========
Weighted average number of common and common
  equivalent shares..................................                                   12,652

See accompanying notes to unaudited pro forma condensed consolidated statements of operations.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

  NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

---------------

(a) Reflects the elimination of the historical depreciation expense of Brim, Memorial Mother Frances and Starke Memorial and the inclusion of the Company's depreciation of property, plant and equipment and amortization of goodwill and other intangible assets.

(b) Reflects the elimination of the historical interest expense related to debt of Memorial Mother Frances and Starke Memorial not assumed in the acquisitions, and the inclusion of the Company's interest expense related to debt used to finance the acquisitions.

(c) Reflects the inclusion of income tax expense (benefit) based on the combined federal and state statutory rate of 39% applied to adjusted pre-tax income or loss.

(d) Reflects the elimination of the interest expense associated with the $21,242 of long-term obligations incurred on December 18, 1996 and to be repaid with the net proceeds of the offering.

(e) Reflects the elimination of the dividends and the accretion of issuance costs on the Senior Preferred Stock to be redeemed with a portion of the net proceeds of the offering and Junior Preferred Stock to be converted into Common Stock in connection with the offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's consolidated financial statements and related notes thereto included elsewhere in this Prospectus.

OVERVIEW

     Province Healthcare Company is a health care services company focused on acquiring and operating hospitals in attractive non-urban markets in the United States. The Company currently operates eight general acute care hospitals in four states with a total of 570 licensed beds, and manages 50 hospitals in 17 states with a total of 3,448 licensed beds.

     PHC of Delaware, Inc., a subsidiary of the Company, was founded in February 1996 by GTCR Fund IV and Martin S. Rash to acquire and operate hospitals in attractive non-urban markets. PHC acquired its first hospital, Memorial Mother Frances Hospital in Palestine, Texas ("Memorial Mother Frances"), in July 1996 and acquired Starke Memorial Hospital in Knox, Indiana ("Starke Memorial"), in October 1996 (the "Starke Acquisition").

     On December 18, 1996, a subsidiary of Brim, Inc. and PHC merged in a transaction in which Brim issued Junior Preferred Stock and Common Stock in exchange for all of the outstanding common stock of PHC and PHC became a wholly-owned subsidiary of Brim. Since the PHC shareholders became owners of a majority of the outstanding shares of Brim after the Merger, PHC was considered the acquiring enterprise for financial reporting purposes and the transaction was accounted for as a reverse acquisition. Therefore, the historical financial statements of PHC replaced the historical financial statements of Brim, the assets and liabilities of Brim were recorded at fair value as required by the purchase method of accounting, and the operations of Brim were reflected in the operations of the combined enterprise from the date of acquisition. Since PHC had been in existence for less than a year at December 31, 1996, and because Brim had been in existence for several years, PHC is considered the successor to Brim's operations. Although PHC was considered the acquiring enterprise for financial reporting purposes, PHC became a wholly owned subsidiary of Brim, the predecessor company, as a result of the Merger.

     At September 30, 1997, the Company had goodwill and other intangible assets of $54.4 million, which are being amortized over periods ranging from 5 to 35 years, with a weighted average life of 30.2 years at September 30, 1997. In January 1998, the Company will be merged with and into Province Healthcare Company, a Delaware corporation, to change the Company's name and jurisdiction of incorporation and to make certain other changes to the Company's authorized capitalization.

     An integral part of the Company's strategy is to acquire non-urban acute care hospitals. See "Business -- Business Strategy." Because of the financial impact of the Company's recent acquisitions, it is difficult to make meaningful comparisons between the Company's financial statements for the fiscal periods presented. In addition, due to the relatively small number of owned and leased hospitals, each hospital acquisition can materially affect the overall operating margin of the Company. Upon the acquisition of a hospital, the Company typically takes a number of steps to lower operating costs. See "Business -- Hospital Operations." The impact of such actions may be offset by cost increases to expand services, strengthen medical staff and improve market position. The benefits of these investments and of other activities to improve operating margins generally do not occur immediately. Consequently, the financial performance of a newly-acquired hospital may adversely affect overall operating margins in the near term. As the Company makes additional hospital acquisitions, the Company expects that this effect will be mitigated by the expanded financial base of existing hospitals and the allocation of corporate overhead among a larger number of hospitals.

ACQUISITIONS AND DIVESTITURES

     In February 1995, Brim acquired two senior living residences for $15.8 million. In September 1995, Brim sold the real property of the two facilities and leased them back under an operating lease agreement for a minimum lease term of 15 years. In May 1995, Brim sold Fifth Avenue Hospital, located in Seattle, Washington, for $6.0 million and recorded a pre-tax gain on this transaction of $2.5 million.

     In February 1996, Brim acquired Parkview by entering into a 15-year operating lease agreement with two five-year renewal terms, and by purchasing certain assets and assuming certain liabilities for a purchase price of $1.8 million. In December 1996, Brim sold its senior living business (see " -- Discontinued Operations") and certain assets related to three medical office buildings. In July 1996, PHC purchased certain assets and assumed certain liabilities of Memorial Mother Frances for a purchase price of $23.2 million in a transaction resulting in PHC owning 95.0% of the hospital. In October 1996, PHC acquired Starke Memorial by assuming certain liabilities and entering into a capital lease agreement, and by purchasing certain net assets for a purchase price of $7.7 million. On December 18, 1996, a subsidiary of Brim and PHC merged in a transaction which has been accounted for as a reverse acquisition (i.e., the acquisition of Brim by PHC).

     In August 1997, the Company acquired Needles Desert Communities Hospital ("Needles") by assuming certain liabilities and entering into an operating lease agreement, and by purchasing certain net assets for a purchase price of $2.6 million.

     The December 31, 1996 results of operations of the Company include five months of operations for Memorial Mother Frances, three months of operations for Starke Memorial, and 13 days of operations for Brim. The September 30, 1996 results include two months of operations for Memorial Mother Frances. The September 30, 1997 results include nine months of operations for all the above entities, plus two months of operations for Needles.

DISCONTINUED OPERATIONS

     During the past three years, Brim discontinued certain operations. In May 1995, Brim discontinued its business of providing managed care administration and practice management services to physician groups, reporting an after-tax loss of $0.7 million on the disposal. In September 1995, Brim disposed of its stand-alone business of providing surgery on an outpatient basis for a loss of $0.4 million, net of taxes. In December 1996, immediately prior to the Recapitalization, Brim sold its senior living business for a gain of $5.5 million, net of taxes. The net results of operations of these businesses are included in "Discontinued Operations" in the 1994, 1995 and 1996 consolidated financial statements of Brim, Inc.

RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, information expressed as a percentage of net operating revenue. Such information has been derived from the consolidated statements of operations of the Company (successor) and Brim (predecessor) included elsewhere in this Prospectus.

                                     BRIM (PREDECESSOR)                    COMPANY (SUCCESSOR)
                                ----------------------------   --------------------------------------------
                                                PERIOD FROM    PERIOD FROM     PERIOD FROM
                                 YEAR ENDED      JANUARY 1,    FEBRUARY 2,     FEBRUARY 2,     NINE MONTHS
                                DECEMBER 31,      1996 TO        1996 TO         1996 TO          ENDED
                                -------------   DECEMBER 18,   DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
                                1994    1995        1996           1996           1996            1997
                                -----   -----   ------------   ------------   -------------   -------------
Net patient service revenue...   76.5%   75.0%      78.1%         95.2%           99.2%            86.8%
Management and professional
  services revenue............   15.7    19.3       16.3           3.5              --              9.9
Other revenue.................    7.8     5.7        5.6           1.3             0.8              3.3
                                -----   -----      -----          -----           -----           -----
Net operating revenue.........  100.0%  100.0%     100.0%        100.0%          100.0%           100.0%
Expenses:
  Salaries, wages and
    benefits..................   52.6    54.6       51.6          44.0            43.4             42.0
  Purchased services..........   16.5    14.2       15.3          13.2             9.7             13.9
  Supplies....................   10.8    10.0       10.0          11.0            12.5              9.6
  Provision for doubtful
    accounts..................    5.0     4.5        6.8          11.1            13.8              7.1
  Other operating expenses....    5.3     7.9        7.7          17.7            12.0             10.1
  Rentals and leases..........    3.1     3.5        4.0           1.2             1.1              3.2
  Depreciation and
    amortization..............    1.7     1.9        1.6           7.6             7.8              4.4
  Interest expense............    0.9     0.7        1.5           5.7            11.1              5.0
  Costs of recapitalization...     --      --        7.9            --              --               --
  Loss (gain) on sale of
    assets....................   (0.6)   (2.8)       0.4            --              --             (0.1)
                                -----   -----      -----         -----           -----            -----
Income (loss) from continuing
  operations before provision
  for income taxes............    4.8%    5.2%      (6.7)%       (11.5)%         (11.3)%            4.9%
Income (loss) from continuing
  operations..................    2.8%    3.3%      (4.7)%        (7.6)%         (11.3)%            2.7%
Net income (loss).............    2.6%    3.1%       0.6%         (9.1)%         (11.3)%            2.7%

     Hospital revenues are received primarily from Medicare, Medicaid and commercial insurance. The percentage of revenues received from the Medicare program is expected to increase due to the general aging of the population. The payment rates under the Medicare program for inpatients are based on a prospective payment system ("PPS"), based upon the diagnosis of a patient. While these rates are indexed for inflation annually, the increases have historically been less than actual inflation. In addition, states, insurance companies and employers are actively negotiating the amounts paid to hospitals as opposed to their standard rates. The trend toward managed care, including health maintenance organizations, preferred provider organizations and various other forms of managed care, may affect the hospitals' ability to maintain their current rate of net revenue growth.

     Net operating revenue is comprised of: (i) net patient service revenue from the Company's owned and leased hospitals; (ii) management and professional services revenue; and (iii) other revenue.

     Net patient service revenue for the owned and leased hospitals is reported net of contractual adjustments and policy discounts. The adjustments principally result from differences between the hospitals' customary charges and payment rates under the Medicare and Medicaid programs. Customary charges have generally increased at a faster rate than the rate of increase for Medicare and Medicaid payments. Operating expenses of the hospitals primarily consist of salaries and benefits, purchased services, supplies, provision for doubtful accounts and other operating expenses (principally consisting of utilities, insurance, property taxes, travel, freight, postage, telephone, advertising, repairs and maintenance).

     Management and professional services revenue is comprised of fees from management and professional consulting services provided to third-party hospitals pursuant to management contracts and consulting arrangements, plus reimbursable expenses. Operating expenses for the management and professional services business primarily consist of salaries and benefits and reimbursable expenses.

     Other revenue includes interest income and other miscellaneous revenue.

  Nine Months Ended September 30, 1997 Compared to Period from February 2, 1996 (PHC's inception) to September 30, 1996 (successor)

     The September 30, 1996 results of operations include two months of operations for Memorial Mother Frances. The September 30, 1997 results include nine months of operations for Memorial Mother Frances, Starke Memorial and Brim, plus two months of operations for Needles.

     Net operating revenue was $123.9 million in 1997, compared to $4.0 million in 1996, an increase of $119.9 million.


     Net patient service revenue totaled $107.5 million in 1997, compared to $3.9 million in 1996, an increase of $103.6 million. This increase is principally the result of the Merger and the Starke Acquisition. Net patient services revenue is shown net of contractual adjustments of $75.3 million and $3.8 million in 1997 and 1996, respectively.


     Management and professional services revenue totaled $12.3 million in 1997, which consisted of management fees, professional services fees and reimbursable expenses of $7.1 million, $0.2 million and $5.0 million, respectively. PHC did not provide management and professional services, and accordingly, had no management and professional services revenue in 1996. Reimbursable expenses (which are included in operating revenue and operating expenses at the same amount) are comprised of salaries, employee benefits and other costs paid by the Company and fully reimbursed by client hospitals.

     Other revenue totaled $4.1 million in 1997. PHC did not have other revenue in 1996.

     Salaries, wages and benefits totaled $52.0 million in 1997, compared to $1.7 million in 1996, an increase of $50.3 million principally as a result of the Merger and the Starke Acquisition. Salaries, wages and benefits, excluding reimbursable expenses of $5.0 million in 1997, increased $45.3 million.

     Purchased services expense totaled $17.3 million in 1997, compared to $0.4 million in 1996, an increase of $16.9 million principally as a result of the Merger and the Starke Acquisition.

     Supplies expense totaled $11.9 million in 1997 compared to $0.5 million in 1996, an increase of $11.4 million principally as a result of the Merger and the Starke Acquisition.

     Provision for doubtful accounts totaled $8.8 million in 1997, compared to $0.6 million in 1996, an increase of $8.2 million principally as a result of the Merger and the Starke Acquisition.

     Other operating expenses totaled $12.5 million in 1997, compared to $0.5 million in 1996, an increase of $12.0 million, principally as a result of the Merger and the Starke Acquisition.

     Rentals and leases totaled $3.9 million in 1997. PHC did not have rentals and leases expense in 1996.

     Depreciation and amortization totaled $5.4 million in 1997, compared to $0.3 million in 1996, an increase of $5.1 million primarily as a result of the Merger and the Starke Acquisition. Depreciation and amortization related to fair market value adjustments and goodwill recorded in connection with the Merger totaled $1.7 million.

     Interest expense totaled $6.2 million in 1997, compared to $0.4 million in 1996, an increase of $5.8 million. This increase resulted primarily from $72.0 million of new bank debt incurred in connection with the Brim Recapitalization, immediately prior to the Merger.

     The Company recorded a gain on sale of assets of $0.2 million in 1997. The gain related primarily to the sale of the remaining assets of Fifth Avenue Hospital.

     The net result of the above was that the Company recorded net income of $3.3 million for the nine months ended September 30, 1997, compared to a loss of $0.5 million in 1996, an increase of $3.8 million.

  Period from February 2, 1996 (PHC's inception) to December 31, 1996
(Successor)

     PHC of Delaware, Inc. was founded on February 2, 1996, by GTCR Fund IV and Martin S. Rash to acquire and operate hospitals in attractive non-urban markets. In July 1996, PHC purchased certain assets totaling $26.4 million and assumed certain liabilities totaling $3.2 million of Memorial Mother Frances for a purchase price of $23.2 million. In October 1996, PHC acquired Starke Memorial by assuming certain liabilities and entering into a capital lease agreement and by purchasing certain net assets for a purchase price of $7.7 million. On December 18, 1996, a subsidiary of Brim merged into PHC, and PHC became a subsidiary of Brim. In exchange for their shares in PHC, the PHC shareholders received 14,403 shares of Brim's redeemable Junior Preferred Stock and 2,757,947 shares of Brim's Common Stock. This transaction has been accounted for as a reverse acquisition under the purchase method of accounting. As a result, for accounting purposes PHC was considered to have acquired Brim. The historical financial statements of PHC became the historical financial statements of Brim and include the results of Brim from the effective date of the Merger, December 18, 1996. As a result of these acquisitions, the Company has unallocated purchase price of $7.3 million related to Starke Memorial and $52.3 million of cost in excess of net assets acquired related to Brim. The allocation of the Starke purchase price was finalized in the third quarter of 1997 and consisted of property, plant and equipment of $5.2 million and cost in excess of net assets acquired of $2.3 million. The final allocation did not have a significant impact on the Company's consolidated results of operations.

     The results of operations of the Company for the period February 2, 1996 to December 31, 1996 include the operations of Memorial Mother Frances since the acquisition date of July 26, 1996, the results of operations of Starke Memorial since the acquisition date of October 1, 1996, and the results of operations of Brim since the Merger date of December 18, 1996.

     Net operating revenue totaled $17.3 million for the period. Net patient service revenue totaled $16.4 million (net of contractual adjustments of $13.5 million), or 95.2% of net operating revenue. Management and professional services revenue totaled $0.6 million, or 3.5% of net operating revenue, and other revenue totaled $0.2 million, or 1.3% of net operating revenue. The management and professional services revenue relates to thirteen days' revenue from the management company acquired in the Brim Merger.

     Interest expense of $1.0 million results principally from thirteen days' interest on the $52.7 million additional debt incurred by Brim to effect the Recapitalization, immediately before the Merger with PHC, and interest on debt incurred by PHC to effect the Memorial Mother Frances acquisition in July 1996 ($13.7 million), and the Starke Memorial acquisition in October 1996 ($5.6 million).

     All other operating expenses totaled $18.2 million.

     Loss from early retirement of debt of $0.3 million (net of taxes) relates to the refinancing of $19.3 million of debt at the time of the Merger with Brim, and was treated as an extraordinary item for accounting purposes.

     The Company recorded a net loss of $1.6 million for the period February 2, 1996 to December 18, 1996.

  Period from January 1, 1996 to December 18, 1996 Compared to Year Ended December 31, 1995 (Predecessor)

     Net operating revenue was $112.6 million in 1996, compared to $101.2 million in 1995, an increase of $11.4 million, or 11.3%.


     Net patient service revenue totaled $87.9 million in 1996, compared to $75.9 million in 1995, an increase of $12.0 million, or 15.8%. This increase was principally the result of the Parkview acquisition ($9.1 million in net patient service revenue). Net patient service revenue increased $2.9 million, or 3.8%, on a same hospital basis related to increased patient volumes, new patient services and increased customary charges. Net patient service revenue is shown net of contractual adjustments of $63.8 million and $57.4 million in 1996 and 1995, respectively.


     The components of management and professional services revenue are as follows (in millions):

                                            YEAR ENDED       PERIOD FROM
                                           DECEMBER 31,     JANUARY 1 TO       INCREASE
                                               1995       DECEMBER 18, 1996   (DECREASE)
                                           ------------   -----------------   ----------
Management fees.........................      $10.5             $ 8.9           $(1.6)
Professional services fees..............        0.2               0.4             0.2
Reimbursable expenses...................        8.9               9.0             0.1
                                              -----           -------           -----
          Total.........................      $19.6             $18.3           $(1.3)
                                              =====           =======           =====

     The decrease in management fees is principally the result of a decline in the number of management contracts, offset partially by price increases. Professional services fees increased $0.2 million in 1996 as a result of the introduction of managed care consulting. Reimbursable expenses increased $0.1 million, or 1.1%, as a result of an increase in the number of management contracts which provide for reimbursable expenses.

     Other revenue totaled $6.4 million in 1996, compared to $5.8 million in 1995, an increase of $0.6 million, or 10.3%. This increase is principally attributable to a $1.0 million fee received in 1996 relating to a terminated merger.


     Salaries, wages and benefits expenses totaled $58.1 million in 1996, compared to $55.3 million in 1995, an increase of $2.8 million, or 5.1%. Salaries, wages and benefits, excluding reimbursable expenses, increased $2.7 million, or 5.8%. The Parkview acquisition accounted for $4.0 million of this increase. Salaries, wages and benefits increased $1.3 million, or 2.8%, on a same hospital basis, primarily as a result of the sale of Fifth Avenue Hospital in mid 1995.



     Purchased services expense totaled $17.2 million in 1996, compared to $14.4 million in 1995, an increase of $2.8 million, or 19.4%. The Parkview acquisition accounted for $1.7 million of this increase. Purchased services increased $1.1 million, or 14.6%, on a same hospital basis, primarily as a result of increased professional fees at the corporate level related to the Recapitalization.


     Supplies expense totaled $11.2 million in 1996, compared to $10.1 million in 1995, an increase of $1.1 million, or 10.9% as a result of the Parkview acquisition.


     Provision for doubtful accounts totaled $7.7 million in 1996, compared to $4.6 million in 1995, an increase of $3.1 million, or 67.4%. The Parkview acquisition (ten and a half month's operations in 1996) accounted for $1.0 million of this increase. The provision increased $2.1 million, or 45.7%, on a same hospital basis. Of the same hospital increase, approximately $0.5 million relates to a provision and write-off during 1996 for accounts receivable acquired and subsequently deemed uncollectible at a clinic purchased by one of the leased hospitals, and $0.6 million relates to a provision and a write-off of uncollectible accounts receivable at the management company. The remaining $0.9 million increase reflects a deterioration in the aging of the accounts in 1996.

     Other operating expenses totaled $8.7 million in 1996, compared to $8.0 million in 1995, an increase of $0.7 million, or 8.8%, principally as a result of the Parkview acquisition.



     Rentals and leases totaled $4.5 million in 1996, compared to $3.6 million in 1995, an increase of $0.9 million, or 25.0%. Of this increase, $0.4 million resulted from the Parkview acquisition. The remaining increase resulted from scheduled rent increases in the long-term facilities leases and other lease and rental obligations at the other hospitals.


     Depreciation and amortization totaled $1.8 million in 1996, compared to $2.0 million in 1995, a decrease of $0.2 million, or 10.0%. This decrease resulted primarily from the sale of Fifth Avenue Hospital in May 1995 and the short period in 1996.

     Interest expense totaled $1.7 million in 1996, compared to $0.7 million in 1995, an increase of $1.0 million, or 142.9%. This increase resulted primarily from interest penalties required to settle debt on property sold in connection with the sale of the senior living business.

     Recapitalization expense totaled $9.0 million in 1996. This expense consisted of $8.0 million paid to settle options and $1.0 million of transaction-related costs (principally professional fees).

     Brim recorded a loss on sale of assets of $0.4 million in 1996, compared to a gain of $2.8 million in 1995. The 1996 loss resulted from the sale of certain assets in connection with the Recapitalization. The gain in 1995 resulted from the sale of Fifth Avenue Hospital in May 1995.

     The net result of the above was that Brim recorded a loss from continuing operations before provision for income taxes of $7.6 million in 1996, compared to income from continuing operations of $5.3 million in 1995, a decrease of $12.9 million.

     Brim recognized an income tax benefit of $2.3 million in 1996, as a result of the $7.6 million loss from continuing operations (30.2% effective rate), compared to tax expense of $1.9 million in 1995 on income of $5.3 million (36.4% effective rate). The benefit in 1996 resulted in an increase in deferred tax assets to a balance of $4.8 million at December 18, 1996. Management believes it is more likely than not that the deferred tax assets will ultimately be realized through future taxable income from operations.

     Income from discontinued operations, net of income taxes, in 1996 was $0.5 million, compared to $0.8 million in 1995, a decrease of $0.3 million, or 37.5%. The income is the result of income from the operations of the senior living business, which was sold in December 1996.

     Gain on disposal of discontinued operations, net of income taxes, in 1996 was $5.5 million, compared to a loss of $1.0 million in 1995. The 1996 gain is related to the sale of the senior living business. The 1995 loss resulted from the loss on the sale of Brim's managed care business and Fifth Avenue Hospital.

     The net result of the above was that Brim recorded net income in 1996 of $0.7 million, compared to net income of $3.1 million in 1995, a decrease of $2.4 million, or 80.0%.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994 (Predecessor)

     Net operating revenue was $101.2 million in 1995, compared to $102.1 million in 1994, a decrease of $0.9 million, or less than 1.0%.

     Net patient service revenue totaled $75.9 million in 1995, compared to $78.1 million in 1994, a decrease of $2.2 million, or 2.8%, primarily due to the sale of Fifth Avenue Hospital in May 1995. On a same hospital basis, net patient service revenue increased by 2.3% to $74.1 million.

     The components of management and professional services revenue are as follows (in millions):

                                                 YEAR ENDED     YEAR ENDED
                                                DECEMBER 31,   DECEMBER 31,    INCREASE
                                                    1994           1995       (DECREASE)
                                                ------------   ------------   ----------
Management fees...............................     $ 8.1          $10.5          $2.4
Professional service fees.....................       0.3            0.2          (0.1)
Reimbursable expenses.........................       7.6            8.9           1.3
                                                   -----          -----          ----
                                                   $16.0          $19.6          $3.6
                                                   =====          =====          ====

     The $3.6 million increase in management and professional services revenue resulted primarily from an increase in the number of management contracts and an increase in reimbursable expenses. Reimbursable expenses increased $1.3 million, or 17.1%, primarily as a result of the increase in the number of management contracts and other contracts which provide for reimbursable expenses.

     Other revenue was $5.8 million in 1995, compared to $8.0 million in 1994, a decrease of $2.2 million, or 27.5%. This decrease was the result of a decrease in miscellaneous revenues at the hospitals of $0.9 million. Another $1.3 million related to decreased revenue at a subsidiary which invested in outpatient surgery centers, and a decrease in other miscellaneous revenue.

     Salaries, wages and benefits expenses totaled $55.3 million in 1995 compared to $53.7 million in 1994, an increase of $1.6 million, or 3.0%. Salaries, wages and benefits, excluding reimbursable expenses, increased $0.3 million, or 0.6%, principally as a result of increased rates of pay.

     Purchased services expense totaled $14.4 million in 1995, compared to $16.9 million in 1994, a decrease of $2.5 million, or 14.8%. This decrease was principally the result of the sale of Fifth Avenue Hospital.

     Supplies expense totaled $10.1 million in 1995, compared to $11.0 million in 1994, a decrease of $0.9 million, or 8.2%. This decrease was principally the result of decreased patient services revenue as a result of the sale of Fifth Avenue Hospital.

     Provision for doubtful accounts totaled $4.6 million in 1995, compared to $5.1 million in 1994, a decrease of $0.5 million, or 9.8%. This decrease was the result of decreased patient service revenue in 1995 and the sale of Fifth Avenue Hospital.

     Other operating expenses totaled $8.0 million in 1995, compared to $5.4 million in 1994, an increase of $2.6 million, or 48.1%. This increase was principally the result of increased operating expense at the hospitals of $1.8 million, $0.5 million at the management company, and $0.3 million related to merger activity in 1995.

     Rentals and leases totaled $3.6 million in 1995, compared to $3.2 million in 1994, an increase of $0.4 million, or 12.5%. This increase was the result of scheduled rent increases in the long-term facilities leases at the hospitals of $0.1 million and increases in other lease and rental obligations of $0.3 million.

     Depreciation and amortization totaled $2.0 million in 1995, compared to $1.7 million in 1994, an increase of $0.3 million, or 17.6%, which was primarily attributable to increases in property and equipment.

     Interest expense totaled $0.7 million in 1995, compared to $0.9 million in 1994, a decrease of $0.2 million, or 22.2%. This decrease resulted primarily from a decrease in average debt balances.

     Brim recorded a gain on sale of assets in 1995 of $2.8 million, compared to a gain of $0.6 million in 1994. The sale of Fifth Avenue Hospital resulted in $2.5 million of the gain in 1995.

     Brim recorded income from continuing operations, before provision for income taxes, of $5.3 million in 1995, compared to $4.9 million in 1994, an increase of $0.4 million, or 8.2%. Brim recorded a provision for income taxes on continuing operations of $1.9 million in 1995 (36.4% effective rate), compared to $2.0 million in 1994 (41.4% effective rate). The difference in the effective rates for 1995 and 1994 related principally to the tax effect of the change in the valuation allowance for deferred tax assets.

     Income from discontinued operations, net of income taxes, was $0.8 million in 1995, compared to a loss of $0.2 million in 1994, which was the result of operations of the senior living business sold in 1996.

     Loss on disposal of discontinued operations, net of income taxes, in 1995 was $1.0 million dollars. The loss resulted from the loss on the sale of Brim's managed care and outpatient surgery business, which was discontinued in September 1995.

     The net result of the above was that Brim recorded net income of $3.1 million for the year ended December 31, 1995, compared to net income of $2.7 million in 1994, an increase of $0.4 million, or 14.8%.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 1997, the Company had working capital of $26.9 million, including cash and cash equivalents of $5.9 million. The ratio of current assets to current liabilities was 2.4 to 1.0 at September 30, 1997, compared to 2.0 to
1.0 at December 31, 1996.

     As with the hospital industry in general, a major component of the Company's working capital is accounts receivable arising from services provided to patients of its owned and leased hospitals. Payments on accounts receivable are made by third-party payors (Medicare, Medicaid, and insurance plans) and directly by the patients. The Company believes that the average collection period for its owned and leased hospitals is consistent with the industry average. Fees for management and professional services are generally paid monthly.

     The Company's cash requirements, excluding acquisitions, have historically been funded by cash generated from operations. Cash provided by operations was $1.6 million for the period February 2, 1996 to December 31, 1996. Cash provided by (used in) operations was $0.2 million and $(2.1 million) for the period February 2, 1996 to September 30, 1996 and the nine months ended September 30, 1997, respectively.

     Cash provided by investing activities totaled $3.6 million for the period February 2, 1996 to December 31, 1996. Cash used in investing activities totaled $23.2 million and $15.3 million for the period February 2, 1996 to September 30, 1996 and the nine months ended September 30, 1997, respectively. These amounts related to acquisitions, of hospitals and purchases and disposals of property, plant and equipment in each period.

     Cash provided by financing activities totaled $6.0 million for the period February 2, 1996 to December 31, 1996, and $27.8 million and $12.0 million for the period February 2, 1996 to September 30, 1996 and the nine months ended September 30, 1997, respectively. These amounts resulted from the proceeds from long-term debt, net of debt refinancing and issuance of stock.

     Capital expenditures for owned and leased hospitals may vary from year to year depending on facility improvements and service enhancements undertaken by the hospitals. Management services activities do not require significant capital expenditures. Capital expenditures for the nine months ended September 30, 1997 were $7.9 million, exclusive of the purchase of the building and equipment of Ojai for $4.8 million as a result of exercising the purchase option under the lease agreement. The Company expects to make capital expenditures in 1997 of approximately $8.5 million, exclusive of any acquisitions. Planned capital expenditures for 1997 include approximately $6.5 million of capital improvements at the Company's owned and leased hospitals, and approximately $2.0 million of capital expenditures for standardizing management information systems for the owned and leased hospitals and the corporate office.

     The Company intends to purchase or lease additional acute care hospitals, and is actively seeking such acquisitions. There can be no assurance that the Company will not require additional debt or equity financing for any particular acquisition, or that any needed financing will be available on favorable terms.

     As part of its Recapitalization, Brim entered into a $100.0 million Credit Agreement in December 1996, with First Union National Bank of North Carolina, as agent for a syndicated group of lenders. The facility consists of a revolving credit facility in an amount of up to $65.0 million and a term loan facility in the amount of $35.0 million. Amounts outstanding under the Credit Agreement at September 30, 1997 and December 31, 1996 were $81.0 million and $72.0 million, respectively, of which $35.0 million related to the term loan portion of the Credit Agreement as of each such date. Borrowings under the Credit Agreement bear interest, at the Company's option, at the adjusted base rate or at the adjusted LIBOR rate. Interest ranged from 7.9% to 9.5% during the nine-month period ended September 30, 1997, and 8.1% to 9.3% during the period February 2, 1996 to December 31, 1996. In March 1997, as required under the Credit Agreement, the Company entered into an interest rate swap agreement, which effectively converted for a three-year period $35.0 million of floating-rate borrowings to fixed-rate borrowings, with a current effective rate of 8.4%. The Company pays a commitment fee of one-half of one percent on the unused portion of the revolving credit facility. The Company may prepay the principal amount outstanding under the Credit Agreement at any time before maturity. The revolving credit facility matures on December 16, 1999. The term loan is payable in quarterly installments ranging from $1.3 million, commencing in the second quarter of 1998, to $2.3 million in 2002, plus one payment of $2.0 million in 2002. Borrowings under the revolver for acquisitions require the consent of the lenders.

     The Credit Agreement contains limitations on the Company's ability to incur additional indebtedness, (including contingent obligations), sell material assets, retire, redeem or otherwise reacquire its capital stock, acquire the capital stock or assets of another business, and pay dividends. The Credit Agreement also requires the Company to maintain a specified net worth and meet or exceed certain coverage, leverage, and indebtedness ratios. Indebtedness under the Credit Agreement is secured by substantially all assets of the Company.

     Management is in the process of amending the Credit Agreement to increase the credit facility to $200.0 million, contingent upon the consummation of the offering. There can be no assurances that such amendments will be made.

     The Company believes that its future cash flow from operations, together with borrowings available under the Credit Agreement and the net proceeds of the offering, will be sufficient to fund the Company's operating expenses, capital expenditures and debt service requirements for the foreseeable future. The Company will continue to pursue its acquisition strategy and in connection therewith may pursue additional financings and incur additional indebtedness.

INFLATION

     The health care industry is labor intensive. Wages and other expenses increase, especially during periods of inflation and labor shortages. In addition, suppliers pass along rising costs to the Company in the form of higher prices. The Company has generally been able to offset increases in operating costs by increasing charges for services and expanding services. The Company has also implemented cost control measures to curb increases in operating costs and expenses. In light of cost containment measures imposed by government agencies and private insurance companies, the Company is unable to predict its ability to offset or control future cost increases, or its ability to pass on the increased costs associated with providing health care services to patients with government or managed care payors, unless such payors correspondingly increase reimbursement rates.

RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 128, Earnings per Share and SFAS No. 129, Disclosure of Information about Capital Structure. These statements are effective for periods ending after December 15, 1997.

     SFAS No. 128 establishes standards for computing and presenting earnings per share. This Statement simplifies the standards for computing earnings per share and requires dual presentation of basic and diluted earnings per share on the face of the statement of operations and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation. The adoption of SFAS No. 128 would have had no impact on the calculation of earnings per share assuming the calculation was modified to treat all Common Stock issued, and Common Stock options and warrants granted, by the Company at prices below the initial public offering price during the twelve-month period prior to the initial public offering as if they were outstanding for the entire period presented.

     SFAS No. 129 establishes standards for disclosing information about a company's capital structure. The adoption of SFAS No. 129 is not expected to materially alter disclosures presently being provided.

     In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. The Statement establishes standards for the reporting and display of comprehensive income and its components. The Statement requires that all items that are income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Statement was only recently issued, and the Company has not yet determined the impact of adoption on its disclosure requirements.

     In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Statement changes the way public companies report segment information in annual financial statements and also requires those companies to report selected segment information in interim financial reports to shareholders. The Statement is effective for financial statements for fiscal years beginning after December 15, 1997. The Statement was only recently issued, and the Company has not yet determined the impact of adoption on its disclosure requirements.

FORWARD-LOOKING STATEMENTS

     Certain statements contained in this discussion, including without limitation, statements containing the words "believes," "anticipates," "intends," "expects," and words of similar import, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in regions where the Company operates; demographic changes; the effect of existing or future governmental regulation and federal and state legislative and enforcement initiatives on the Company's business, including the recently-enacted Balanced Budget Act of 1997; changes in Medicare and Medicaid reimbursement levels; the Company's ability to implement successfully its acquisition and development strategy and changes in such strategy; the availability and terms of financing to fund the expansion of the Company's business, including the acquisition of additional hospitals; the Company's ability to attract and retain qualified management personnel and to recruit and retain physicians and other health care personnel to the non-urban markets it serves; the effect of managed care initiatives on the non-urban markets served by the Company's hospitals and the Company's ability to enter into managed care provider arrangements on acceptable terms; the effect of liability and other claims asserted against the Company; the effect of competition in the markets served by the Company's hospitals; and other factors referenced in this Prospectus. Certain of these factors are discussed in more detail elsewhere in this Prospectus. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments. See "Risk Factors."

                                    BUSINESS

OVERVIEW

     Province Healthcare Company is a provider of health care services in attractive non-urban markets in the United States. The Company currently owns or leases eight general acute care hospitals in four states with a total of 570 licensed beds. The Company also provides management services to 50 primarily non-urban hospitals in 17 states with a total of 3,448 licensed beds. The Company offers a wide range of inpatient and outpatient medical services and also provides specialty services including skilled nursing, geriatric psychiatry and rehabilitation. In developing a platform for the provision of health care services within target markets, the Company seeks to acquire hospitals which are the sole or primary providers of health care in those communities. After acquiring a hospital, the Company seeks to improve the hospital's operating performance and to broaden the range of services provided to the community. For the nine months ended September 30, 1997, the Company had net operating revenue of $123.9 million.

     The Company's objective is to be the leading provider of high quality health care in selected non-urban markets. To achieve this end, the Company seeks to acquire hospitals which are the primary providers of health care in their markets and which present the opportunity to increase profitability and market share. The Company targets acquisition candidates that: (i) have a minimum service area population of 20,000 with a stable or growing employment base; (ii) are the sole or primary providers of health care services in the community; (iii) have annual net patient revenue of at least $12.0 million; and
(iv) have financial performance that will benefit from Province management's proven operating skills. The Company's goal is to acquire two to four hospitals each year of the approximately 1,100 non-urban hospitals that fit the Company's acquisition profile.

     Following the acquisition of a hospital, the Company implements its systematic policies and procedures to improve the hospital's operating and financial performance. Key elements of the Company's operating strategy are to:
(i) expand the breadth of services offered in the community to increase local market share; (ii) improve hospital operations by implementing appropriate expense controls, managing staffing levels, reducing supply costs and renegotiating certain vendor contracts; (iii) recruit additional general practitioners and specialty physicians to the community; and (iv) form relationships with local employers and regional tertiary providers to solidify the position of the Company's hospital as the focal point of the community's health care delivery system.

     The current operations of the Company include certain Brim operations and all of the operations of PHC. Brim and its predecessors have provided health care services, including managing and operating non-urban hospitals, since the 1970s. PHC was founded in February 1996 by GTCR Fund IV and Martin S. Rash to acquire and operate hospitals in attractive non-urban markets. In December 1996, Brim was recapitalized. Subsequently, a subsidiary of Brim was merged into PHC, and PHC became a subsidiary of Brim. In connection with the Recapitalization, Mr. Rash and Richard D. Gore were elected as the senior management of the Company.

     The Company's management team has extensive experience in acquiring and operating previously under-performing non-urban hospitals. Prior to co-founding PHC, Mr. Rash was the Chief Operating Officer of Community, an acquiror and operator of non-urban hospitals. During Mr. Rash's tenure, Community acquired many non-urban hospitals and owned or leased 36 hospitals at December 31, 1995. Mr. Gore was previously employed as Vice President and Controller of Quorum Health Group, Inc., an owner, operator and manager of acute care hospitals. John
M. Rutledge, the Company's Chief Operating Officer, was previously employed as a Regional Vice President/Group Director at Community, reporting directly to Mr. Rash. James Thomas Anderson, the Company's Senior Vice President of Acquisitions and Development, was previously a Vice President/Group Director of Community.

THE NON-URBAN HEALTH CARE MARKET

     According to United States Census data, 33.7% of the United States population lives in counties with populations of less than 150,000. In these non-urban communities, hospitals are typically the primary source of health care, and, in many cases, a single hospital is the only provider of acute care services. As of October 1996, there were approximately 1,500 non-urban hospitals in the United States, over 1,100 of which were owned by not-for-profit or governmental entities.

     The Company believes that non-urban health care markets are attractive to health care service providers. Because non-urban service areas have smaller populations, there are generally only one or two hospitals in each non-urban market, resulting in less competition. The relative dominance of the acute care hospital in these smaller markets also limits the entry of alternate site providers, which provide services such as outpatient surgery, rehabilitation or diagnostic imaging. The demographic characteristics and the relative strength of the local hospital also make non-urban markets less attractive to HMOs and other forms of managed care. In addition, the Company believes that non-urban communities are generally characterized by a high level of patient and physician loyalty that fosters cooperative relationships among the local hospital, physicians and patients.

     Although the characteristics of the non-urban health care market present a number of opportunities, hospitals in such markets have been under considerable pressure. The not-for-profit and governmental entities that typically own and operate these hospitals may have limited access to the capital required to keep pace with advances in medical technology and to make needed capital improvements. Non-urban hospitals also frequently lack the management resources necessary to control hospital expenses, recruit physicians and expand health care services. The increasingly dynamic and complex health care regulatory environment compounds these pressures. Collectively, these factors frequently lead to poor operating performance, a decline in the breadth of services offered, dissatisfaction by community physicians and the perception of subpar quality of care in the community. As a result, patients migrate to, or are referred by local physicians to, hospitals in larger urban markets. Patient migration further increases the financial pressure on non-urban physicians and hospitals, thereby limiting their ability to address the issues which have led to these pressures.

     As a result of these pressures, not-for-profit and governmental owners of non-urban hospitals have increasingly sought to sell or lease these hospitals to companies, like Province, that have the access to capital and management resources to better serve the community. The Company believes that a significant opportunity for consolidation exists in the non-urban health care market.

BUSINESS STRATEGY

     The Company's objective is to be the leading provider of high quality health care in selected non-urban markets. The key elements of the Company's strategy are to:

          Acquire Hospitals in Attractive Non-Urban Markets. The Company seeks to acquire hospitals which are the sole or primary provider of health care in their markets and which present the opportunity to increase profitability and local market share. Approximately 1,100 non-urban hospitals fit the Company's acquisition profile, and the Company's goal is to acquire two to four such hospitals each year.

          Expand Breadth of Services to Increase Local Market Share. The Company seeks to provide additional health care services and care programs in response to the needs of the community. These services may include specialty inpatient services, outpatient services, home health care and mental health clinics. The Company may also make capital investments in technology and the physical plant to further improve both the quality of health care and the reputation of the hospital in the community. By providing a broader range of services and a more attractive care setting, the Company believes it can increase health care expenditures captured locally and limit patient migration to larger urban facilities, thereby increasing hospital revenue.

          Improve Hospital Operations. Following the acquisition of a hospital, the Company augments local management with appropriate operational and financial managers and installs its standardized information system. The local management team implements appropriate expense controls, manages staffing levels according to patient volumes, reduces supply costs by requiring strict compliance with the Company's supply arrangements and renegotiates certain vendor contracts.

          Recruit Physicians. The Company believes that recruiting physicians in local communities is key to increasing the quality and breadth of health care. The Company works with the local hospital board, management and medical staff to determine the number and type of additional physicians needed in the community. The Company's corporate physician recruiting staff then assists the local management team in identifying and recruiting specific physicians to the community to meet those needs.

          Develop Health Care Networks. The Company plans to form networks to address local employers' integrated health care needs and to solidify the position of the Company's hospitals as the focal point of their respective community's health care delivery system. As part of its efforts to develop these networks, the Company seeks relationships with regional tertiary care providers.

ACQUISITION PROGRAM

     The Company's goal is to acquire two to four hospitals each year which are primary providers of health care in attractive non-urban markets and which present the opportunity to increase the hospitals' profitability and local market share. The Company acquires hospital operations by purchasing hospitals or by entering into long-term leases. The Company targets acquisition candidates that: (i) have a minimum service area population of 20,000 with a stable or growing employment base; (ii) are the sole or primary providers of health care services in the community; (iii) have annual net patient revenue of at least $12.0 million; and (iv) have financial performance that will benefit from management's proven operating skills. There are approximately 1,100 hospitals in the United States which meet the Company's target criteria. See "Risk
Factors -- Risks of Acquisition Strategy."

     In addition to responding to requests for proposals from entities which are seeking to sell or lease a hospital, the Company proactively identifies acquisition targets through three sources. The Company: (i) seeks to acquire selected hospitals to which it provides contract management services; (ii) identifies attractive markets and hospitals and initiates meetings with hospital owners to discuss the benefits to the community of a possible acquisition by the Company; and (iii) seeks to acquire non-urban hospitals from, or form joint ventures with, hospital systems comprised of one or more urban tertiary care hospitals and a number of non-urban hospitals. Such joint ventures allow the tertiary care hospital to maintain an affiliation to provide tertiary care for the non-urban hospitals without the management responsibility.

     The Company believes that it generally takes six to twelve months between the hospital owner's decision to accept offers and the consummation of a sale or lease. After a potential acquisition has been identified, the Company undertakes a systematic approach to evaluating and closing the transaction. The Company begins the acquisition process with a thorough due diligence review of the target hospital. The Company utilizes its dedicated teams of experienced personnel to conduct a formalized review of all aspects of the target's operations, including Medicare reimbursement, purchasing, fraud and abuse compliance, litigation, capital requirements, and environmental issues. During the course of its due diligence review, the Company prepares an operating plan for the target hospital, identifies opportunities for operating efficiencies and physician recruiting needs, and assesses productivity and management information systems. Throughout the process, the Company works closely with community decision-makers in order to enhance both the community's understanding of the Company's philosophy and abilities and the Company's knowledge of the needs of the community.

     The competition to acquire non-urban hospitals is intense, and the Company believes that often the acquiror will be selected for a variety of reasons, not exclusively on the basis of price. The Company believes it is well positioned to compete for acquisitions for several reasons. The Company's management team has extensive experience in acquiring and operating previously under-performing non-urban hospitals. The Company also benefits from access to capital, strong financial and operating systems, a national purchasing organization, and training programs. The Company believes its strategy of increasing the access to, and the quality of, health care in the communities served by its hospitals aligns its interests with those of the communities. The Company believes that this alignment of interests, together with the Company's reputation for providing market-specific, high quality health care, its focus on physician recruiting and its proactive approach to identifying acquisition targets, enable the Company to compete successfully for acquisitions.

     During 1996, PHC purchased Memorial Mother Frances in Palestine, Texas and leased Starke Memorial in Knox, Indiana and Brim leased Parkview in Mexia, Texas. In August 1997, the Company leased Needles in Needles, California. Brim provided management services to Parkview, and the Company provided management services to Needles, prior to their respective acquisitions.

HOSPITAL OPERATIONS

     Following the acquisition of a hospital, the Company implements its systematic policies and procedures to improve the hospital's operating and financial performance. The Company implements an operating plan designed to reduce costs by improving operating efficiency and increasing revenue through the expansion of the breadth of services offered by the hospitals and the recruitment of physicians to the community. The Company also plans to form health care networks with employers in the community and regional tertiary care hospitals. Management believes that the long-term growth potential of a hospital is dependent on the Company's ability to add appropriate health care services and effectively recruit physicians.

     Each hospital management team is comprised of a chief executive officer, chief financial officer and chief nursing officer. The Company believes that the quality of the local management team at each hospital is critical to the hospital's success, because the management team is responsible for implementing the elements of the Company's operating plan. The operating plan is developed by the local management team in conjunction with the Company's senior management team and sets forth revenue enhancement strategies and specific expense benchmarks. The Company has implemented a performance-based compensation program for each local management team based upon the achievement of the goals set forth in the operating plan. See "Risk Factors -- Dependence on Management."

     While the local management team is responsible for the day-to-day operations of the hospitals, the Company's corporate staff provides support services to each hospital, including physician recruiting, corporate compliance, reimbursement advice, standardized information systems, human resources, accounting, cash management and other finance activities, tax and insurance support. Financial controls are maintained through utilization of standardized policies and procedures. The Company promotes communication among its hospitals so that local expertise and improvements can be shared throughout the Company's network.

     As part of the Company's efforts to improve access to high quality health care in the communities it serves, the Company adds appropriate services at its hospitals. Services and care programs added may include specialty inpatient services, such as cardiology, geriatric psychiatry, skilled nursing, rehabilitation and subacute care, and outpatient services such as same-day surgery, radiology, laboratory, pharmacy services and physical therapy. The Company may also add home health care services and mental health clinics. Management believes the establishment of quality emergency room departments and obstetrics and gynecological services are particularly important, because they are often the most visible services provided to the community. The Company also makes capital investments in technology and facilities to increase the quality and breadth of services available in the communities. By increasing the services provided at the Company's hospitals and upgrading the technology used in providing such services, the Company believes that it improves the quality of care and the hospitals' reputation in each community, which in turn may increase patient census and revenue.


     To achieve the operating efficiencies set forth in the operating plan, the
Company: (i) evaluates existing hospital management; (ii) adjusts staffing levels according to patient volumes using best demonstrated practices by department; (iii) capitalizes on purchasing efficiencies and renegotiates certain vendor contracts; and (iv) installs a standardized management information system. The Company also enforces strict protocols for compliance with the Company's supply contracts. All of the Company's owned and leased hospitals currently purchase supplies and certain equipment pursuant to an arrangement between the Company and a large investor-owned hospital company. Vendor contracts are also evaluated, and based on cost comparisons, contracts are either renegotiated or terminated. The Company prepares for the transition of management information systems to its standardized system prior to the completion of an acquisition, so that the newly-acquired hospital can typically begin using the Company's management information systems immediately following completion of the acquisition.


     The Company works with local hospital boards, management and medical staff to determine the number and type of additional physicians needed in the community. The Company's corporate staff then assists the local management team in identifying and recruiting specific physicians to the community to meet those needs. The majority of physicians who relocate their practices to the communities served by the Company's hospitals are identified by the Company's internal physician recruiting staff, which is supplemented by the efforts of independent recruiting firms. When recruiting a physician to a community, the Company generally guarantees the physician a minimum level of revenue during a limited initial period and assists the physician with his or her transition to the community. The Company requires the physician to repay some or all of the amounts expended for such assistance in the event the physician leaves the community within a specified period. The Company prefers not to employ physicians, and relocating physicians rarely become employees of the Company. See "Risk Factors -- Dependence on Physicians" and " -- Health Care Regulation."

     The Company plans to form networks to address local employers' health care needs and to solidify the position of the Company's hospitals as the focal point of their respective community's health care delivery system. As part of its efforts to develop these networks, the Company also seeks relationships with regional tertiary care providers.

  Owned and Leased Hospitals

     The Company currently owns or leases eight general acute care hospitals in California, Texas, Colorado and Indiana with a total of 570 licensed beds. Six of the Company's eight hospitals are the only hospital in the town in which they are located. The owned and leased hospitals represented 95.2% and 86.8% of the Company's net operating revenues for the period from February 2, 1996 to December 31, 1996 and the nine months ended September 30, 1997, respectively. Management believes that the facilities at its owned and leased hospitals are generally suitable and adequate for the services offered.

     The Company's hospitals offer a wide range of inpatient medical services such as operating/recovery rooms, intensive care units, diagnostic services and emergency room services, as well as outpatient services such as same-day surgery, radiology, laboratory, pharmacy services and physical therapy. The Company's hospitals also frequently provide certain specialty services which include skilled nursing, geriatric psychiatry, rehabilitation and home health care services. The Company's hospitals do not provide highly specialized surgical services such as organ transplants and open heart surgery and are not engaged in extensive medical research or educational programs.

     The following table sets forth certain information with respect to each of the Company's currently owned and leased hospitals.

                                                              LICENSED     OWNED/
HOSPITAL                                                        BEDS       LEASED
--------                                                      --------    --------
Colorado Plains Medical Center
  Fort Morgan, Colorado.....................................     40       Leased(1)
General Hospital
  Eureka, California........................................     83       Leased(2)
Memorial Mother Frances Hospital
  Palestine, Texas..........................................     97        Owned(3)
Needles Desert Communities Hospital
  Needles, California.......................................     53       Leased(4)
Ojai Valley Community Hospital
  Ojai, California..........................................    116(5)     Owned
Palo Verde Hospital
  Blythe, California........................................     55       Leased(6)
Parkview Regional Hospital
  Mexia, Texas..............................................     77       Leased(7)
Starke Memorial Hospital
  Knox, Indiana.............................................     49       Leased(8)
                                                                ---
          Total.............................................    570
                                                                ===

---------------

(1) The lease expires in April 2014 and is subject to a five-year renewal term. The Company has a right of first refusal to purchase the hospital.
(2) The lease expires in December 2000. The Company has the option to purchase the hospital at any time prior to termination of the lease, subject to regulatory approval.
(3) The hospital is owned by a partnership of which the Company is the sole general partner (with a 1.0% general partnership interest) and has a 94.0% limited partnership interest, subject to an option by the other limited partner to acquire an additional 5.0% interest.
(4) The lease expires in July 2012, and is subject to three five-year renewal terms. The Company has a right of first refusal to purchase the hospital.
(5) Includes a 66-bed skilled nursing facility.
(6) The lease expires in December 2002, and is subject to a ten-year renewal option. The Company has the option to purchase the hospital at any time prior to termination of the lease, subject to regulatory approval.
(7) The lease expires in January 2011, and is subject to two five-year renewal terms. The Company has a right of first refusal to purchase the hospital.
(8) The lease expires in September 2016, and is subject to two ten-year renewal options. The Company has a right of first refusal to purchase the hospital.

     Colorado Plains Medical Center is located approximately 70 miles northeast of Denver and is the only hospital in town. The hospital is the only rural-based Level III trauma center in Colorado, and one of only 10 such rural centers in the United States. Colorado Plains recently completed an $8.5 million expansion project which included expansion of surgery, recovery, emergency room and radiology facilities as well as a new entrance. The Company is planning a renovation of the hospital's obstetrical unit in 1998. The closest competing hospitals are located approximately 50 miles away. Colorado Plains is a sole community provider as designated under Medicare and has a service area population of approximately 43,000.

     General Hospital is located approximately 300 miles north of San Francisco. The hospital also operates a newly-completed ambulatory surgery center located near the hospital. The Company recently completed a renovation of General Hospital's obstetrical unit. There is one other hospital in Eureka, and two small hospitals located 15 and 20 miles away. The nearest tertiary care hospitals are located approximately 160 miles away. General Hospital's service area population is approximately 122,000.

     Memorial Mother Frances Hospital is located approximately halfway between Dallas and Houston, and approximately 50 miles from Tyler, Texas. The hospital has added a six-bed inpatient rehabilitation unit and is in the process of expanding the unit. Memorial Mother Frances has a relationship with a tertiary care hospital in Tyler. The hospital's primary competitor is also located in Palestine. The hospital's service area population is approximately 104,000.

     Needles Desert Communities Hospital is located approximately 100 miles south of Las Vegas, Nevada and is the only hospital in town. The hospital expects to open an inpatient rehabilitation unit in March 1998. The hospital's primary competitor is located approximately 20 miles away. Needles is a sole community provider as designated under Medicare and has a service area population of approximately 47,000.

     Ojai Valley Community Hospital is located approximately 85 miles northeast of Los Angeles and is the only hospital in town. Along with its 50-bed acute care hospital, Ojai Valley has a 66-bed skilled nursing facility. In 1997, Ojai Valley purchased a home health business and opened a rural health clinic in a neighboring town. The hospital's primary competitors are located 18 to 20 miles away, but due to the geography and traffic conditions, such hospitals are 30 to 60 minutes away by car. The hospital's service area population is approximately 30,000.

     Palo Verde Hospital is located in southeast California near the Arizona border. It is 120 miles east of Palm Springs, California and is the only hospital in town. The hospital expects to open an inpatient sub-acute unit in March 1998. The hospital's primary competitors are one small hospital located 45 miles away and two large hospitals located approximately 100 miles away. Palo Verde is a sole community provider as designated under Medicare and has a service area population of approximately 20,000 that increases substantially during the winter months due to a seasonal inflow of residents.

     Parkview Regional Hospital is located approximately 40 miles east of Waco, Texas and is the only hospital in town. The hospital recently completed a $5.7 million expansion and renovation project which included a new emergency room and new radiology, surgery and inpatient rehabilitation departments. The hospital's primary competitors are hospitals located 35 to 40 miles away. The hospital's service area population is approximately 40,000.

     Starke Memorial Hospital is located approximately 50 miles from South Bend, Indiana and is the only hospital in town. The hospital opened a five-bed geriatric psychiatry unit in April 1997 and is affiliated with a tertiary hospital in South Bend. Starke Memorial's primary competitors are two large hospitals, located approximately 30 and 35 miles away. The hospital's service area population is approximately 25,000.

     The Company also owns a 48,000 square foot office building in Portland, Oregon and leases approximately 8,000 square feet of office space for its corporate headquarters in Brentwood, Tennessee under a 3-year lease which expires on December 31, 1999 and contains customary terms and conditions.

  Operating Statistics

     The following table sets forth certain operating statistics for the Company's owned or leased hospitals (excluding Fifth Avenue Hospital in Seattle, Washington, which was sold in May 1995) for each of the periods presented.

                                                BRIM (PREDECESSOR)                      COMPANY (SUCCESSOR)
                                         --------------------------------   --------------------------------------------
                                                                PERIOD         PERIOD         PERIOD
                                            YEAR ENDED        JANUARY 1,    FEBRUARY 2,     FEBRUARY 2,     NINE MONTHS
                                           DECEMBER 31,        1996 TO        1996 TO         1996 TO          ENDED
                                         -----------------   DECEMBER 18,   DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
                                          1994      1995         1996           1996           1996            1997
                                         -------   -------   ------------   ------------   -------------   -------------
Hospitals owned or leased (at end of
  period)..............................        4         4           5              7              1                8
Licensed beds (at end of period).......      294       294         371            513             93              570
Beds in service (at end of period).....      243       243         266            393             93              468
Admissions.............................    8,868     8,839       9,496          1,964            531           11,008
Average length of stay (days)(1).......      6.5       6.4         5.9            4.3            3.6              5.6
Patient days...........................   57,161    56,088      56,310          8,337          1,904           61,443
Adjusted patient days(2)...............   91,047    92,085      96,812         15,949          3,893          109,866
Occupancy rate (% of licensed
  beds)(3).............................     53.3      52.3        43.1           39.5           31.0             39.5
Occupancy rate (% of beds in
  service)(4)..........................     64.4      63.2        60.1           51.3           31.0             48.5
Net patient service revenue (in
  thousands)...........................  $78,109   $75,871     $87,900        $16,425         $3,944         $107,524
Gross outpatient service revenue (in
  thousands)...........................  $46,312   $51,414     $64,472        $14,088         $3,972         $ 82,014

---------------

(1) Average length of stay is calculated based on the number of patient days divided by the number of admissions.
(2) Adjusted patient days have been calculated based on an industry-accepted revenue-based formula (multiplying actual patient days by the sum of gross inpatient revenue and gross outpatient revenue and dividing the result by gross inpatient revenue for each hospital) to reflect an approximation of the volume of service provided to inpatients and outpatients by converting total patient revenues to equivalent patient days.
(3) Percentages are calculated by dividing average daily census by average licensed beds.
(4) Percentages are calculated by dividing average daily census by average beds in service.

  Sources of Revenue

     The Company receives payments for patient care from private insurance carriers, federal Medicare programs for elderly and disabled patients, HMOs, preferred provider organizations ("PPOs"), state Medicaid programs, the Civilian Health and Medical Program of the Uniformed Services ("CHAMPUS"), employers and patients directly.

     The following table sets forth the percentage of the patient days of the Company's owned and leased hospitals (excluding Fifth Avenue Hospital and the 66-bed skilled nursing facility at Ojai Valley Community Hospital) from various payors for the periods indicated. The data for the periods presented are not strictly comparable due to the significant effect that acquisitions have had on the Company. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                     BRIM (PREDECESSOR)                    COMPANY (SUCCESSOR)
                                ----------------------------   --------------------------------------------
                                                   PERIOD         PERIOD         PERIOD
                                 YEAR ENDED      JANUARY 1,    FEBRUARY 2,     FEBRUARY 2,     NINE MONTHS
                                DECEMBER 31,      1996 TO        1996 TO         1996 TO          ENDED
                                -------------   DECEMBER 18,   DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
                                1994    1995      1996(1)        1996(1)          1996           1997(1)
                                -----   -----   ------------   ------------   -------------   -------------
Medicare......................   49.1%   50.2%      54.7%          63.3%           63.7%           61.0%
Medicaid......................   14.2    16.8       17.0           12.0            15.2            14.2
Private and other sources.....   36.7    33.0       28.3           24.7            21.1            24.8
                                -----   -----      -----          -----           -----           -----
         Total................  100.0%  100.0%     100.0%         100.0%          100.0%          100.0%
                                =====   =====      =====          =====           =====           =====

---------------

(1) All percentages in this table exclude Fifth Avenue Hospital and the 66-bed skilled nursing facility at Ojai Valley Community Hospital. Substantially all of the revenue at the Ojai Valley skilled nursing facility is provided by Medicaid. The Ojai Valley skilled nursing facility utilization is as follows:

                                                                                    PRIVATE AND
                                                             MEDICARE   MEDICAID   OTHER SOURCES
                                                             --------   --------   -------------
Period January 1 to December 18, 1996 (Predecessor)........    12.9       73.5         13.6
Period February 2 to December 31, 1996 (Successor).........    16.0       68.6         15.4
Nine months ended September 30, 1997 (Successor)...........    10.4       78.5         11.1

  Quality Assurance

     The Company's hospitals implement quality assurance procedures to ensure a consistently high level of care. Each hospital has a medical director who supervises and is responsible for the quality of medical care provided. In addition, each hospital has a medical advisory committee comprised of physicians who review the professional credentials of physicians applying for medical staff privileges at the hospital. Medical advisory committees also review and monitor surgical outcomes along with procedures performed and the quality of the logistical, medical and technological support provided to the physician. The Company surveys all of its patients either during their stay at the hospital or subsequently by mail to identify potential areas of improvement. All of the Company's hospitals are accredited by the Joint Commission on Accreditation of Health Care Organizations other than Palo Verde, which is currently pursuing accreditation.

  Regulatory Compliance Program

     The Company is developing a corporate-wide compliance program. In June 1997, the Company hired Starley Carr as its Vice President of Corporate Compliance. Prior to joining the Company, Mr. Carr served with the Federal Bureau of Investigation, where he investigated various white collar crimes, including those related to the health care industry. The Company's compliance program will focus on all areas of regulatory compliance, including physician recruitment, reimbursement and cost reporting practices, laboratory and home health care operations. See "Risk Factors -- Health Care Regulation" and
"-- Current Publicity."

MANAGEMENT SERVICES

     The Company's management services division provides comprehensive management services to 50 primarily non-urban hospitals in 17 states with a total of 3,448 licensed beds. These services are provided under three- to five-year contracts with the Company. The Company generally provides a chief executive officer, who is an employee of the Company, and may also provide a chief financial officer, but it does not typically employ other hospital personnel. The Company provides a continuum of solutions to the problems faced by these hospitals through services which may include instituting new financial and operating systems and various management initiatives, such as establishing a local or regional provider network to efficiently meet a community's health care needs. Management believes the Company's contract management business provides a competitive advantage in identifying and developing relationships with suitable acquisition candidates and in understanding the local markets in which such hospitals operate. This division represented 9.9% of net operating revenue for the nine months ended September 30, 1997. PHC did not provide management services, and, accordingly, had no management and professional services revenue in 1996.

COMPETITION

     The primary bases of competition among hospitals in non-urban markets are the quality and scope of medical services, strength of referral network, location, and, to a lesser extent, price. With respect to the delivery of general acute care services, most of the Company's hospitals face less competition in their immediate patient service areas than would be expected in larger communities. While the Company's hospitals are generally the primary provider of health care services in their respective communities, its hospitals face competition from larger tertiary care centers and, in some cases, other non-urban hospitals. Some of the hospitals that compete with the Company are owned by governmental agencies or not-for-profit entities supported by endowments and charitable contributions, and can finance capital expenditures on a tax-exempt basis.

     The Company faces competition for acquisitions primarily from for-profit hospital management companies as well as not-for-profit entities. Some of the Company's competitors have greater financial and other resources than the Company. Increased competition for the acquisition of non-urban acute care hospitals could have an adverse impact on the Company's ability to acquire such hospitals on favorable terms.

EMPLOYEES AND MEDICAL STAFF

     As of September 30, 1997, the Company had 1,623 "full-time equivalent" employees, 26 of whom were corporate personnel. The remaining employees, most of whom are nurses and office personnel, work at the hospitals. None of the Company's employees is covered by a collective bargaining agreement. The Company considers relations with its employees to be good.

     The Company typically does not employ physicians and, as of September 30, 1997, the Company employed only nine practicing physicians. Certain of the Company's hospital services, including emergency room coverage, radiology, pathology and anesthesiology services, are provided through independent contractor arrangements with physicians.

GOVERNMENT REIMBURSEMENT

     Medicare payments for general hospital inpatient care are based on a prospective payment system ("PPS"). Under the PPS, a hospital receives a fixed amount for operating costs based on the established fixed payment amount per discharge for categories of hospital treatment, commonly known as a diagnosis related group ("DRG"), for each Medicare inpatient. DRG payments do not consider a specific hospital's costs, but are adjusted for area wage differentials. The DRG payments do not include reimbursement for capital costs. Psychiatric services, long-term care, rehabilitation, pediatric services and certain designated research hospitals, and distinct parts of rehabilitation and psychiatric units within hospitals, are currently exempt from PPS and are reimbursed on a cost-based system, subject to specific reimbursement caps (known as TEFRA limits). For the year ended December 31, 1996, the Company had only one unit that was reimbursed under this methodology.

     For several years, the percentage increases to the DRG rates have been lower than the percentage increases in the cost of goods and services purchased by general hospitals. The index used to adjust the DRG rates is based on the cost of goods and services purchased by hospitals as well as those purchased by non-hospitals (the "Market Basket"). The historical Market Basket rates of increase were 2.0%, 1.5% and 2.0% for federal fiscal years 1995, 1996 and 1997, respectively. The Company anticipates that future legislation may decrease the future rate of increase for DRG payments, but is unable to predict the amount of the final reduction. Medicare reimburses general hospitals' capital costs separately from DRG payments.

     Outpatient services provided at general hospitals typically are reimbursed by Medicare at the lower of customary charges or approximately 90% of actual cost, subject to additional limits on the reimbursement of certain outpatient services.

     The Company anticipates that future legislation may reduce the aggregate reimbursement received, but is unable to predict the amount of the final reduction.

     Each state has its own Medicaid program that is funded jointly by the state and federal government. Federal law governs how each state manages its Medicaid program, but there is wide latitude for states to customize Medicaid programs to fit the needs and resources of their citizens. As a result, each state Medicaid plan has its own payment formula and recipient eligibility criteria. The Company's current operations are in states that have historically had well-funded Medicaid programs with adequate payment rates.

     The Company owns or leases four hospitals in California. The Medicaid program in California, known as Medi-Cal, reimburses hospital inpatient cost on one of three methods: (i) cost-based, subject to various limits known as MIRL/PIRL limits; (ii) negotiated rate per discharge or per diem for hospitals under contract; or (iii) managed care initiatives, where payment rates tend to be capitated and networks must be formed. Three of the Company's four California hospitals are cost-based for Medi-Cal and the other is paid under the contract method. None of the cost-based hospitals is currently subject to a MIRL/PIRL limit, because their cost per discharge has historically been below the limit. There can be no assurance that this will remain the case in the future. Medi-Cal currently has a managed care initiative that is primarily targeted at urban areas. The Company does not expect that Medi-Cal will begin rural managed care contracting in the near future.

     Medicare has special payment provisions for "Sole Community Hospitals" or SCHs. An SCH is generally the only hospital in at least a 35-mile radius. Colorado Plains, Needles and Palo Verde qualify as SCHs under Medicare regulations. Special payment provisions related to SCHs include a higher DRG rate, which is based on a blend of hospital-specific costs and the national DRG rate; and a 90% payment "floor" for capital costs, thereby guaranteeing the hospital SCH capital reimbursement equal to 90% of capital cost. In addition, the CHAMPUS program has special payment provisions for hospitals recognized as SCHs for Medicare purposes.

     The Omnibus Budget Reconciliation Act of 1993 provides for certain budget targets through federal fiscal year 1997, which, if not met, may result in adjustments in payment rates. In recent years, changes in Medicare and Medicaid programs have resulted in limitations on, and reduced levels of, payment and reimbursement for a substantial portion of hospital procedures and costs. Congress recently enacted the Balanced Budget Act of 1997, which establishes a plan to balance the federal budget by fiscal year 2002, and includes significant additional reductions in spending levels for the Medicare and Medicaid programs.

     The Medicare, Medicaid and CHAMPUS programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review and new governmental funding restrictions, all of which may materially increase or decrease program payments as well as affect the cost of providing services and the timing of payment to facilities. The final determination of amounts earned under the programs often requires many years, because of audits by the program representatives, providers' rights of appeal and the application of numerous technical reimbursement provisions. Management believes that adequate provision has been made for such adjustments. Until final adjustment, however, significant issues remain unresolved and previously determined allowances could become either inadequate or more than ultimately required.

HEALTH CARE REFORM, REGULATION AND LICENSING

  Certain Background Information

     Health care, as one of the largest industries in the United States, continues to attract much legislative interest and public attention. Medicare, Medicaid, and other public and private hospital cost-containment programs, proposals to limit health care spending, proposals to limit prices and industry competitive factors are among the many factors which are highly significant to the health care industry. In addition, the health care industry is governed by a framework of federal and state laws, rules and regulations that are extremely complex and for which the industry has the benefit of only limited regulatory or judicial interpretation. Although the Company believes it is in compliance in all material respects with such laws, rules and regulations, if a determination is made that the Company was in violation of such laws, rules or regulations, its business, financial condition and results of operations could be materially adversely affected.

     There continue to be federal and state proposals that would, and actions that do, impose more limitations on government and private payments to providers such as the Company and proposals to increase co-payments and deductibles from program and private patients. The Company's facilities also are affected by controls imposed by government and private payors designed to reduce admissions and lengths of stay. Such controls, including what is commonly referred to as "utilization review," have resulted in fewer of certain treatments and procedures being performed. Utilization review entails the review of the admission and course of treatment of a patient by a third party. Utilization review by third-party peer review organizations ("PROs") is required in connection with the provision of care paid for by Medicare and Medicaid. Utilization review by third parties is also required under many managed care arrangements.

     Many states have enacted, or are considering enacting, measures that are designed to reduce their Medicaid expenditures and to make certain changes to private health care insurance. Various states have applied, or are considering applying, for a federal waiver from current Medicaid regulations to allow them to serve some of their Medicaid participants through managed care providers. These proposals also may attempt to include coverage for some people who presently are uninsured, and generally could have the effect of reducing payments to hospitals, physicians and other providers for the same level of service provided under Medicaid.

  Certificate of Need Requirements

     Some states require approval for construction and expansion of health care facilities, including findings of need for additional or expanded health care facilities or services. Certificates of Need ("CONs"), which are issued by governmental agencies with jurisdiction over health care facilities, are at times required for capital expenditures exceeding a prescribed amount, changes in bed capacity or services and certain other matters. However, Texas and California, states in which the Company operates six of its eight hospitals, do not currently require CONs for hospital construction or changes in the mix of services. The Company is unable to predict whether it will be able to obtain any CON that may be necessary to accomplish its business objectives in any jurisdiction where such CONs are required.

  Anti-kickback and Self-Referral Regulations

     Sections of the Anti-Fraud and Abuse Amendments to the Social Security Act, commonly known as the "anti-kickback" statute (the "Anti-kickback Amendments"), prohibit certain business practices and relationships that might affect the provision and cost of health care services reimbursable under Medicare and Medicaid, including the payment or receipt of remuneration for the referral of patients whose care will be paid for by Medicare or other government programs. Sanctions for violating the Anti-kickback Amendments include criminal penalties and civil sanctions, including fines and possible exclusion from government programs such as the Medicare and Medicaid programs. Pursuant to the Medicare and Medicaid Patient and Program Protection Act of 1987, the U.S. Department of Health and Human Services has issued regulations that create Safe Harbors under the Anti-kickback Amendments. A given business arrangement which does not fall within a Safe Harbor is not per se illegal; however, business arrangements of health care service providers that fail to satisfy the applicable Safe Harbor criteria risk increased scrutiny by enforcement authorities. The "Health Insurance Portability and Accountability Act of 1996," which became effective January 1, 1997 broadened the scope of certain fraud and abuse laws, such as the Anti-kickback Amendments, to include all health care services, whether or not they are reimbursed under a federal program.

     The Company provides financial incentives to recruit physicians into the communities served by its hospitals, including loans and minimum revenue guarantees. No Safe Harbor for physician recruitment is currently in force. Although the Company is not subject to the Internal Revenue Service Revenue Rulings and related authority addressing recruitment activities by tax-exempt facilities, management believes that such IRS authority tends to set the industry standard for acceptable recruitment activities. The Company believes that its recruitment policies are being conducted in accordance with the IRS authority and industry practice. The Company also enters into certain leases with physicians and is a party to certain joint ventures with physicians. The Company also participates in a group purchasing joint venture. The Company believes that these arrangements do not violate the Anti-kickback Amendments. There can be no assurance that regulatory authorities who enforce the Anti-kickback Amendments will not determine that the Company's physician recruiting activities, other physician arrangements, or group purchasing activities violate the Anti-kickback Amendments or other federal laws. Such a determination could subject the Company to liabilities under the Social Security Act, including exclusion of the Company from participation in Medicare and Medicaid. See "Business -- Health Care Reform, Regulation and Licensing."

     The Company's operations necessarily involve financial relationships with physicians on the medical staff. Such arrangements include professional services agreements for services at its hospitals and physician recruitment incentives to encourage physicians to establish private practices in markets served by the Company's owned or leased hospitals. Although the Company believes that these arrangements are lawful, no safe harbor provisions apply to physician recruitment arrangements not involving physician employment. Evolving interpretations of current, or the adoption of new, federal or state laws or regulations could affect these arrangements.


     There is increasing scrutiny by law enforcement authorities, the Office of Inspector General ("OIG") of the Department of Health and Human Services ("HHS"), the courts, and Congress of arrangements between health care providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to exchange remuneration for patient care referrals and opportunities. Investigators have also demonstrated a willingness to look behind the formalities of a business transaction to determine the underlying purpose of payments between health care providers and potential referral sources. Enforcement actions have increased, as evidenced by recent highly publicized enforcement investigations of certain hospital activities. Although, to its knowledge, the Company is not currently the subject of any investigation which is likely to have a material adverse effect on its business, financial condition or results of operations, there can be no assurance that the Company and its hospitals will not be the subject of investigations or inquiries in the future. See "Risk Factors--Health Care Industry Investigations."


     In addition, provisions of the Social Security Act restrict referrals by physicians of Medicare and other government-program patients to providers of a broad range of designated health services with which they have ownership or certain other financial arrangements (the "Stark Laws"). A person making a referral, or seeking payment for services referred, in violation of Stark would be subject to the following sanctions: (i) civil money penalties of up to $15,000 for each service; (ii) assessments equal to twice the dollar value for each service; and/or (iii) exclusion from participation in the Medicare Program (which can subject the person to exclusion from participation in state health care programs). Further, if any physician or entity enters into an arrangement or scheme that the physician or entity knows or should know has the principal purpose of assuring referrals by the physician to a particular entity, and the physician directly made referrals to such entity, then such physician or entity could be subject to a civil money penalty of up to $100,000. Many states have adopted or are considering similar legislative proposals, some of which extend beyond the Medicaid program to prohibit the payment or receipt of remuneration for the referral of patients and physician self-referrals regardless of the source of the payment for the care. The Company's contracts with physicians on the medical staff of its hospitals and its participation in and development of joint ventures and other financial relationships with physicians could be adversely affected by these amendments and similar state enactments.

     The Company is unable to predict the future course of federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations. Further changes in the regulatory framework or in the interpretation of these laws, rules and regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

  Environmental Regulations

     The Company's health care operations generate medical waste that must be disposed of in compliance with federal, state and local environmental laws, rules and regulations. The Company's operations, as well as the Company's purchases and sales of facilities, are also subject to various other environmental laws, rules and regulations.

  Health Care Facility Licensing Requirements

     The Company's health care facilities are subject to extensive federal, state and local legislation and regulation. In order to maintain their operating licenses, health care facilities must comply with strict standards concerning medical care, equipment and hygiene. Various licenses and permits also are required in order to dispense narcotics, operate pharmacies, handle radioactive materials and operate certain equipment. The Company's health care facilities hold all required governmental approvals, licenses and permits. All licenses, provider numbers and other permits or approvals required to perform the Company's business operations are held by subsidiaries of the Company. Each of the Company's facilities that is eligible for accreditation is fully accredited by the Joint Commission on Accreditation of Health Care Organizations other than Palo Verde, which is currently pursuing accreditation.

  Utilization Review Compliance and Hospital Governance

     The Company's health care facilities are subject to and comply with various forms of utilization review. In addition, under the Medicare prospective payment system, each state must have a PRO to carry out a federally mandated system of review of Medicare patient admissions, treatments and discharges in general hospital. Medical and surgical services and practices are extensively supervised by committees of staff doctors at each health care facility, are overseen by each health care facility's local governing board, the primary voting members of which are physicians and community members, and are reviewed by the Company's quality assurance personnel. The local governing boards also help maintain standards for quality care, develop long-range plans, establish, review and enforce practices and procedures and approve the credentials and disciplining of medical staff members.

  Governmental Developments Regarding Sales of Not-for-Profit Hospitals

     In recent years, the legislatures and attorneys general of several states have shown a heightened level of interest in transactions involving the sale of non-profit hospitals. Although the level of interest varies from state to state, the trend is to provide for increased governmental review, and in some cases approval, of transactions in which not-for-profit corporations sell a health care facility. Attorneys general in certain states, including California, have been especially active in evaluating these transactions. Although the Company has not yet been adversely affected as a result of these trends, such increased scrutiny may increase the difficulty or prevent the completion of transactions with not-for-profit organizations in certain states in the future.

  California Seismic Standards

     California recently adopted a law requiring standards and regulations to be developed to ensure hospitals meet seismic performance standards. Within three years after adoption of the standards by the California Building Standards Commission, owners of subject properties are to evaluate their facilities and develop a plan and schedule for complying with the standards. To date, the Commission has adopted evaluation criteria but has not yet adopted the retrofit standards. Therefore, the Company is unable, at this time, to evaluate its facilities to determine whether the requirements or the cost of complying with these requirements will have a material adverse effect on the Company's business, financial condition or results of operations.

PROFESSIONAL LIABILITY

     As part of its business, the Company is subject to claims of liability for events occurring as part of the ordinary course of hospital operations. To cover these claims, the Company maintains professional malpractice liability insurance and general liability insurance in amounts which management believes to be sufficient for its operations, although some claims may exceed the scope of the coverage in effect. The Company also maintains umbrella coverage. At various times in the past, the cost of malpractice and other liability insurance has risen significantly. Therefore, there can be no assurance that such insurance will continue to be available at a reasonable price for the Company to maintain adequate levels of insurance.

     Through its typical hospital management contract, the Company attempts to protect itself from such liability by requiring the hospital to maintain certain specified limits of insurance coverage, including professional liability, comprehensive general liability, worker's compensation and fidelity insurance, and by requiring the hospital to name the Company as an additional insured party on the hospital's professional and comprehensive general liability policies. The Company's management contracts also usually provide for the indemnification of the Company by the hospital against claims that arise out of the actions of the hospital employees, medical staff members and other non-Company personnel. However, there can be no assurance the hospitals will maintain such insurance or that such indemnities will be available.

LEGAL PROCEEDINGS

     The Company is, from time to time, subject to claims and suits arising in the ordinary course of business, including claims for damages for personal injuries, breach of management contracts or for wrongful restriction of or interference with physician's staff privileges. In certain of these actions, plaintiffs request punitive or other damages that may not be covered by insurance. The Company is currently not a party to any proceeding which, in management's opinion, would have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning the Company's directors and executive officers as of January 14, 1998.

NAME                               AGE                         POSITION
----                               ---                         --------
Martin S. Rash...................  42    President, Chief Executive Officer and Director
Richard D. Gore..................  45    Executive Vice President and Chief Financial Officer
John M. Rutledge.................  40    Senior Vice President and Chief Operating Officer
James Thomas Anderson............  44    Senior Vice President of Acquisitions and Development
James O. McKinney................  44    Senior Vice President of Managed Operations
Howard T. Wall, III..............  39    Senior Vice President and General Counsel
Brenda B. Rector.................  49    Vice President and Controller
Bruce V. Rauner..................  41    Chairman of the Board and Director
Joseph P. Nolan..................  33    Director
A.E. Brim........................  67    Director
Michael T. Willis................  53    Director
David L. Steffy..................  54    Director

     Mr. Rash has served as the President and Chief Executive Officer and as a director of the Company since the Recapitalization in December 1996. From February 1996 to December 1996, Mr. Rash served as Chief Executive Officer of PHC. Mr. Rash was employed by Community Health Systems, Inc., an operator of non-urban acute care hospitals, from 1986 to February 1996, and served as its Chief Operating Officer from February 1994 to February 1996.

     Mr. Gore has served as Executive Vice President and Chief Financial Officer of the Company since the Recapitalization in December 1996. From April 1996 to December 1996, Mr. Gore served as Executive Vice President and Chief Financial Officer of PHC. Mr. Gore served as Vice President and Controller of Quorum Health Group, Inc., a hospital management company, from February 1990 to April 1996.

     Mr. Rutledge has served as Senior Vice President and Chief Operating Officer of the Company since December 1996. From 1986 to October 1996, Mr. Rutledge served in several senior management positions with Community Health Systems, Inc., most recently serving as a Regional Vice President/Group Director from 1992 to October 1996.

     Mr. Anderson has served as Senior Vice President of Acquisitions and Development of the Company since January 1998. From November 1993 to January 1998, Mr. Anderson served as a Vice President/Group Director of Community Health Systems, Inc., and was its Operations Controller from September 1992 to November 1993. From April 1990 to September 1992, Mr. Anderson served as Chief Financial Officer of Clarksville Memorial Hospital in Clarksville, Tennessee, and from 1984 to April 1990, he served as Chief Executive Officer of Harton Medical Center in Tullahoma, TN.

     Mr. McKinney has served as Senior Vice President of Managed Operations of the Company and President of Brim Healthcare since January 1997. From 1994 to 1997, Mr. McKinney served as Senior Vice President of Brim Healthcare. He served as a Vice President of Brim Healthcare from 1990 to 1994.

     Mr. Wall has served as Senior Vice President and General Counsel of the Company since September 1997. From 1990 to September 1997, Mr. Wall served as a Partner of Waller Lansden Dorch & Davis, a law firm based in Nashville, Tennessee, and practiced in the health care group.

     Ms. Rector has served as Vice President and Controller of the Company since the Merger in December 1996. From October 1996 to December 1996, Ms. Rector served as Vice President and Controller of PHC. From October 1990 to October 1996, Ms. Rector served as a partner in Ernst & Young LLP's health care industry practice.

     Mr. Rauner has served as Chairman of the Board and as a director of the Company since the Merger in December 1996, and served as a director of PHC from its inception in February 1996 to December 1996. Mr. Rauner has been a Principal with Golder, Thoma, Cressey, Rauner, Inc., a venture capital firm and the general partner of GTCR Fund IV, since 1981. Mr. Rauner is also a director of Lason, Inc., Polymer Group, Inc., Coinmach Laundry Corporation, Esquire Communications Ltd. and COREStaff, Inc.

     Mr. Nolan has served as a director of the Company since the Recapitalization in December 1996, and served as a director of PHC from its inception in February 1996 to December 1996. Mr. Nolan has been a Principal of Golder, Thoma, Cressey, Rauner, Inc. since July 1996. Mr. Nolan joined Golder, Thoma, Cressey, Rauner, Inc. in February 1994. From May 1990 to January 1994, Mr. Nolan served as Vice President Corporate Finance at Dean Witter Reynolds Inc. Mr. Nolan is also a director of Lason, Inc. and Esquire Communications Ltd.

     Mr. Brim formed Brim, Inc. and has served as a director of the Company since its formation. He has served as Chairman Emeritus since December 1996. From the Company's formation until December 1996, he served as Chairman and Chief Executive Officer of the Company.

     Mr. Willis has served as a director of the Company since August 1997. Mr. Willis has served as Chairman of the Board, Chief Executive Officer and President of COREStaff, Inc., a diversified staffing services company, since 1993. Mr. Willis is also a director of Southwest Bank of Texas.

     Mr. Steffy has served as a director of the Company since August 1997. Mr. Steffy is a founder and director of Intensiva HealthCare Corporation, a long-term acute care hospital company, Odyessy Healthcare Inc., a hospice health care company and Arcadian Healthcare Management, an operator of rural healthcare service networks. From 1985 to 1996, Mr. Steffy was Vice Chairman and Director of Community Health Systems, Inc., a company he co-founded.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee is currently composed of Messrs. Brim, Nolan and Willis. Mr. Brim served as Chairman and Chief Executive Officer of the Company until the Merger in December 1996, and he is currently an employee of the Company. See "--Employment Agreements" for a description of Mr. Brim's employment agreement. Mr. Nolan is a Principal of Golder, Thoma, Cressey, Rauner, Inc., which is a party to a professional services agreement with the Company which will terminate immediately prior to the consummation of the offering. See "Certain Relationships and Related Transactions."

     During 1996, the Board had no separate compensation committee and compensation of executive officers was determined by the Board.

     No executive officer of the Company served as a member of the compensation committee or as a director of any other entity whose executive officer serves as a director of the Company.

EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid by the Company and its subsidiaries in 1996 and 1997 to: (i) the Company's chief executive officer;
(ii) the Company's four other most highly compensated executive officers at December 31, 1997; and (iii) the Company's former Senior Vice President of Acquisitions and Development, who resigned in December 1997 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                           ANNUAL COMPENSATION
                                                      -----------------------------      ALL OTHER
NAME AND PRINCIPAL POSITION                           YEAR    SALARY($)    BONUS($)   COMPENSATION($)
---------------------------                           ----    ---------    --------   ---------------
Martin S. Rash(1)...................................  1996     229,166     114,583            --
  President and Chief Executive Officer               1997     261,458     130,729        12,647
Richard D. Gore(2)..................................  1996     123,958      61,979            --
  Executive Vice President and Chief Financial        1997     181,205      90,602        10,236
    Officer
James O. McKinney(3)................................  1996     141,036      20,974         4,760
  Senior Vice President of Managed Operations         1997     177,329      88,665        10,070
John M. Rutledge(4).................................  1996       7,167          --            --
  Senior Vice President and Chief Operating Officer   1997     172,005      86,002         9,959
Brenda B. Rector(5).................................  1996      22,917       9,167            --
  Vice President and Controller                       1997     130,503      52,201         6,072
Steven P. Taylor(6).................................  1996     196,027      48,180         6,436
  Former Senior Vice President of                     1997     193,166      88,000        10,595
  Acquisitions and Development

---------------

(1) Mr. Rash was compensated at an annual salary of $250,000 in 1996, and he joined PHC upon its formation in February 1996 and became the Company's Chief Executive Officer in December 1996. All other compensation included Company contributions of $4,800 under a 401(k) plan and $7,847 under a supplemental deferred compensation plan in 1997.
(2) Mr. Gore was compensated at an annual salary of $175,000 in 1996 and he joined PHC in April 1996 and became the Company's Executive Vice President and Chief Financial Officer in December 1996. All other compensation included Company contributions of $4,800 under a 401(k) plan and $5,436 under a supplemental deferred compensation plan in 1997.
(3) All other compensation included Company contributions of (i) $4,760 under a 401(k) plan in 1996, and (ii) $4,750 under a 401(k) plan and $5,320 under a supplemental deferred compensation plan in 1997.
(4) Mr. Rutledge was compensated at an annual salary of $172,000 in 1996 and he joined the Company in December 1996. All other compensation included Company contributions of $4,799 under a 401(k) plan and $5,160 under a supplemental deferred compensation plan in 1997.
(5) Ms. Rector was compensated at an annual salary of $110,000 in 1996 and she joined PHC in October 1996 and became the Company's Vice President and Controller in December 1996. All other compensation included Company contributions of $3,462 under a 401(k) plan and $2,610 under a supplemental deferred compensation plan in 1997.
(6) Mr. Taylor resigned from the Company in December 1997. All other compensation included Company contributions of (i) $6,436 under a 401(k) plan in 1996 and (ii) $4,800 under a 401(k) plan and $5,795 under a supplemental deferred compensation plan in 1997.

DIRECTOR COMPENSATION

     Directors of the Company who are employees of the Company or its subsidiaries are not entitled to receive any fees for serving as directors. Following the consummation of the offering, non-employee directors of the Company will receive a fee of $1,000 per board meeting attended and will be reimbursed for out-of-pocket expenses related to the Company's business. In addition, non-employee directors of the Company will be eligible to participate in the Company's 1997 Long-Term Equity Incentive Plan.

EMPLOYMENT AGREEMENTS

     The Company entered into Senior Management Agreements with Messrs. Rash and Gore effective as of December 17, 1996. Messrs. Rash and Gore will be the Company's Chief Executive Officer and Chief Financial Officer, respectively, and will receive annual base salaries determined by the Company's Board of Directors (the "Board"). Mr. Rash's annual base salary may not be less than $250,000 and Mr. Gore's salary may not be less than $175,000. Each will be eligible to receive a bonus each year of up to 50% of his annual base salary for such year, based on the achievement of certain operational and financial objectives. Their employment periods continue until their resignation, disability, or death, or until the Board determines that termination of their employment is in the best interests of the Company. In the event Mr. Rash's or Mr. Gore's employment is terminated by the Company without cause or as a result of death or disability, the Company has agreed to pay to such executive an amount equal to twice his annual base salary; provided that such severance payments cease upon acceptance of employment with an entity which owns and operates rural hospitals. Messrs. Rash and Gore have agreed not to compete with the Company or solicit Company employees following the termination of their employment for a period of two years in the case of Mr. Rash, or one year the case of Mr. Gore.

     The Company entered into Employment Agreements with Messrs. Brim and Taylor effective as of December 17, 1996. Mr. Brim will receive an annual base salary of $121,680, increased in accordance with increases in the salary of similarly situated executives of the Company. Mr. Brim is also entitled to an automobile and expense allowance, and the Company pays certain club dues on his behalf. Mr. Brim's agreement terminates on the earliest to occur of his death, permanent disability, termination for cause, voluntary termination and December 17, 1999. In the event that Mr. Brim's employment is terminated without cause, the Company has agreed to pay him an amount equal to his base salary. Mr. Brim has agreed not to compete with the Company or to solicit Company employees during the term of his employment, and has agreed not to disclose confidential information regarding the Company. Mr. Taylor resigned from the Company in December 1997. Pursuant to his employment agreement, Mr. Taylor served as a Senior Vice President of the Company and received an annual base salary of $176,000, increased in accordance with increases in the salary of similarly situated executives of the Company. Mr. Taylor was entitled to a bonus each year equal to 50% of his annual base salary contingent upon the Company's achievement of budget targets. The Company agreed to pay the interest on a $200,000 loan made to Mr. Taylor by U.S. Bank of Oregon, provided that such loan must be repaid no later than the effective date of the Registration Statement of which this Prospectus is a part. Mr. Taylor's employment agreement provides that in the earliest to occur of his death, permanent disability, termination for cause, voluntary termination and the event his employment is terminated without cause, the Company will pay him an amount equal to his base salary and the maximum bonus payment for the unexpired portion of the term of his employment. Mr. Taylor agreed not to compete with the Company or solicit Company employees during the term of his employment, and has agreed not to disclose confidential information regarding the Company.

LONG-TERM EQUITY INCENTIVE PLAN

     In March 1997 the Board adopted the 1997 Long-Term Equity Incentive Plan, and in October 1997 the Board and the stockholders approved an increase in the number of shares available pursuant to the plan (as amended, the "1997 Plan"). The 1997 Plan provides for grants of stock options, stock appreciation rights ("SARs") in tandem with options, restricted stock, performance awards and any combination of the foregoing to certain directors, officers and key employees of the Company and its subsidiaries. A total of 959,016 shares of Common Stock will be available for issuance pursuant to the 1997 Plan.

     The 1997 Plan will be administered by the Compensation Committee. As grants to be awarded under the 1997 Plan will be made entirely in the discretion of the Compensation Committee, the recipients, amounts and values of future benefits to be received pursuant to the 1997 Plan are not determinable. In March 1997 the Company granted options to purchase an aggregate of 284,530 shares of Common Stock, including grants of options to purchase 6,831 shares to Mr. Brim and 5,464 shares to Mr. McKinney. All of the options granted in March 1997 have an exercise price of $4.58 per share, and all of such options are subject to vesting in five equal annual installments. In September 1997, the Company's board of directors approved the grant of options to purchase an aggregate of 70,586 shares of Common Stock, including grants of options to purchase 1,844 shares to Mr. Brim, and 11,066 shares each to Messrs. Steffy and Willis. The grants approved in September 1997 would have an exercise price per share equal to the initial public offering price, and would be subject to vesting in five equal annual installments.

     Pursuant to the 1997 Plan, the Compensation committee may award grants of incentive stock options conforming to the provisions of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") ("incentive options"), and other stock options ("non-qualified options"), subject to a maximum award of 114,754 options or SARs to any one grantee in any calendar year. The exercise price of any option will be determined by the Compensation Committee in its discretion, provided that the exercise price of an incentive option may not be less than 100% of the fair market value of a share of Common Stock on the date of grant of the option, and the exercise price of an incentive option awarded to a person who owns stock constituting more than 10% of the voting power of the Company may not be less than 110% of such fair market value on such date.

     The term of each option will be established by the Compensation Committee, subject to a maximum term of ten years from the date of grant in the case of a non-qualified option or an incentive option and of five years from the date of grant in the case of an incentive option granted to a person who owns stock constituting more than 10% of the voting power of the Company. In addition, the 1997 Plan provides that all options generally cease vesting on, and terminate 90 days after, the date on which a grantee ceases to be a director, officer or employee of the Company or its subsidiaries, although the 1997 Plan allows certain exceptions depending upon the circumstances of cessation. In the case of the grantee's death or disability, all of the grantee's options become fully vested and exercisable and remain so for one year after the date of death or disability. In the event of retirement, only the options vested on the date of retirement remain exercisable, for a period of three years after retirement, so long as the grantee does not compete with the Company during such period. Upon termination for cause, all options terminate immediately. In addition, immediately prior to a change in control of the Company, all options become fully vested and exercisable.

     The Compensation Committee may grant SARs in tandem with stock options to any optionee pursuant to the 1997 Plan. SARs become exercisable only when, to the extent and on the conditions that the related options are exercisable, and they expire at the same time the related options expire. The exercise of an option results in the immediate forfeiture of any related SAR to the extent the option is exercised, and the exercise of an SAR results in the immediate forfeiture of any related option to the extent the SAR is exercised.

     Upon exercise of an SAR, the grantee will receive an amount in cash and/or shares of Common Stock equal to the difference between the fair market value of a share of Common Stock on the date of exercise and the exercise price of the option to which it relates, multiplied by the number of shares as to which the SAR is exercised.

     Under the 1997 Plan, the Compensation Committee may award restricted stock subject to such conditions and restrictions, and for such duration (which shall be at least six months except as otherwise described below), as it determines in its discretion. A grantee will be required to pay the Company at least the aggregate par value of any shares of restricted stock within ten days of the date of grant, unless such shares are treasury shares. Except as otherwise provided by the Compensation Committee, all restrictions on a grantee's restricted stock will lapse immediately prior to a change in control of the Company or at such time as the grantee ceases to be a director, officer or employee of the Company and its subsidiaries due to death, disability or retirement. If a grantee ceases to serve as such a director, office or employee for any other reason, all his or her restricted stock as to which the applicable restrictions have not lapsed will be forfeited immediately.

     Pursuant to the 1997 Plan, the Compensation Committee may grant performance awards contingent upon achievement of set goals and objectives with respect to specified performance criteria. Performance awards may include specific dollar-value target awards, performance units, the value of which is established by the Compensation Committee at the time of grant, and/or performance shares, the value of which is equal to the fair market value of a share of Common Stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. Unless the Compensation Committee determines otherwise, no award under the 1997 Plan may vest and become exercisable within six months of the date of grant; provided that all awards vest immediately prior to a change in control of the Company and in certain other circumstances upon a participant's termination of employment or performance of services for the Company as described above. Unless the Compensation Committee determines otherwise, no award made pursuant to the 1997 Plan will be transferable otherwise than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order, and each award may be exercised only by the grantee or his or her guardian or legal representative.

     The Board may amend or terminate the 1997 Plan in its discretion, except that no amendment will become effective without prior approval of the Company's stockholders if such approval is necessary for continued compliance with the performance-based compensation exception of Section 162(m) of the Code or any stock exchange listing requirements. If not previously terminated by the Board, the 1997 Plan will terminate on March 3, 2007.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

REDEMPTION OF SENIOR PREFERRED STOCK AND COMMON STOCK CONVERSION AND REPURCHASE

     Of the estimated $58.7 million in net proceeds from the offering, $22.6 million will be used to redeem all of the outstanding shares of the Senior Preferred Stock, which are held by Leeway & Co. In addition, in connection with the offering, all outstanding shares of Junior Preferred Stock will be converted into shares of Common Stock based on the liquidation value of the Junior Preferred Stock and the initial public offering price, and the Company will use a portion of the proceeds from the offering to repurchase from GTCR Fund IV and Leeway & Co. the shares of Common Stock which are issued upon conversion of 13,636 of their shares of Junior Preferred Stock for an aggregate purchase price of $14.9 million (based on an assumed initial offering price of $14.00 per share). Dividends have accrued daily at a rate of 11.0% per annum on the Senior Preferred Stock and 8.0% per annum on the Junior Preferred Stock since the date of issuance.

RECENT STOCK PURCHASES

     In connection with the Recapitalization, the stockholders of the Company entered into a Stockholders Agreement with the Company (the "Stockholders Agreement"). On July 15, 1997, pursuant to the terms of the Stockholders Agreement and a Purchase Agreement dated as of December 17, 1996 between the Company and the Investors, the Company sold 2,733 shares of Junior Preferred Stock and 448,033 shares of Common Stock to GTCR Fund IV; 794 shares of Junior Preferred Stock and 130,164 shares of Common Stock to Leeway & Co.; 64 shares of Junior Preferred Stock and 71,639 shares of Common Stock to Mr. Rash; 119 shares of Junior Preferred Stock and 49,672 shares of Common Stock to Mr. Gore; and
22.5 shares of Junior Preferred Stock and 3,689 shares of Common Stock to each of the two other Investors for a purchase price of $1,000 per share of Junior Preferred Stock and $0.61 per share of Common Stock, resulting in an aggregate purchase price of $4.2 million. Mr. Rash is a Director and executive officer of the Company, and Mr. Gore is an executive officer of the Company. The two other Investors are affiliated with banks which are lenders to the Company under its bank credit facility. In addition, in September 1997, Leeway & Co. exercised its warrant to purchase 253,228 shares of Common Stock for an aggregate exercise price of $15,447.

EXECUTIVE NOTES

     In connection with the Recapitalization, the Company loaned $112,956 to Mr. Rash and $67,768 to Mr. Gore pursuant to promissory notes (the "Executive Notes"). In addition, in connection with the Recapitalization, Mr. Gore borrowed an additional $211,200 from the Company pursuant to a demand note (the "Demand Note") which was subsequently repaid. The Company loaned such amounts to Messrs. Rash and Gore to finance a portion of their purchase of the Company's securities pursuant to the Recapitalization. The Executive Notes and the Demand Note bear interest at a rate per annum equal to the lesser of: (i) the rate designated in The Wall Street Journal as the "prime rate;" and (ii) the highest rate permitted by applicable law. The principal amount of the Executive Notes and all interest accrued thereon mature on December 17, 2002. The Executive Notes may be prepaid in whole or in part at any time.

PROFESSIONAL SERVICES AGREEMENT

     The Company has a Professional Services Agreement with Golder, Thoma, Cressey, Rauner, Inc. pursuant to which Golder, Thoma, Cressey, Rauner, Inc. provides financial and management consulting services. Under this agreement, Golder, Thoma, Cressey, Rauner, Inc. receives an annual management fee of $200,000 and a fee of 1.25% of the amount of debt and equity investments, for their assistance in obtaining such investments. During 1996 and through September 30, 1997, PHC and the Company had paid or accrued an aggregate of $1.4 million and $149,590, respectively, in fees under the agreement. The agreement will be terminated immediately prior to the consummation of the offering, and no fee is payable with respect to the issuance of Common Stock in the offering. Messrs. Rauner and Nolan will continue to serve as directors of the Company, however, and they will be compensated as non-employee directors. See "Management -- Director Compensation."

STOCKHOLDERS AGREEMENT AND SENIOR MANAGEMENT AGREEMENTS

     In connection with the Recapitalization, and in addition to becoming parties to the Stockholders Agreement, Messrs. Rash and Gore entered into Senior Management Agreements with the Company, GTCR Fund IV and Leeway & Co. (as amended, the "Executive Agreements"). The Executive Agreements provide that a portion of the Common Stock purchased by each of Messrs. Rash and Gore is subject to vesting (the "Vesting Shares"). Upon completion of the offering, 50% of the Vesting Shares will become vested, and the remaining Vesting Shares will become vested in equal installments on the first three anniversaries of the completion of the offering. Unvested shares are subject to repurchase by the Company (or, if the Company does not elect to repurchase such shares, by GTCR Fund IV) at their original cost upon termination of executive's employment with the Company for any reason. For purposes of determining earnings per share, 100% of the Common Stock purchased by Messrs. Rash and Gore is considered outstanding. The Executive Agreements entitle the Company and GTCR Fund IV to repurchase from each of Messrs. Rash and Gore upon the termination of his employment: (i) Junior Preferred Stock and vested Common Stock at a price equal to fair market value; and (ii) unvested Common Stock at a price equal to original cost. The Stockholders Agreement entitles the Company and GTCR Fund IV to repurchase shares of the Common Stock and Junior Preferred Stock from an employee stockholder upon the termination of such employee's employment by the Company at a price equal to fair market value. The Stockholders Agreement and the Executive Agreements also contain restrictions on the transfer of the Company's securities. Pursuant to the Stockholders Agreement, the stockholders agree to consent to and participate in any sale of the Company approved by the Board and by the holders of a majority of the Common Stock. Upon the completion of the offering, the Stockholders Agreement will be terminated, and the portions of the Executive Agreements which restrict the transfer of the Company's securities will be terminated.

REGISTRATION AGREEMENT

     At the time of the Recapitalization the Company entered into a Registration Agreement with its stockholders. See "Shares Eligible for Future
Sale -- Registration Agreement."

SENIOR LIVING DIVESTITURE

     Prior to the Recapitalization in December 1996, Brim divested its senior living business through a series of transactions. In connection therewith, Mr. Brim and certain other persons who were officers and directors of Brim invested an aggregate of $5.8 million in the purchasers of Brim's senior living business. In addition, in connection with the divestiture of the senior living business, a limited liability company whose members included Mr. Brim, Mr. Taylor and certain other persons who were officers and directors of Brim at such time purchased from Brim three medical buildings for a purchase price of $406,500 plus the assumption of approximately $800,000 of indebtedness.

OPTION SETTLEMENTS

     In connection with the Recapitalization, all outstanding stock options of Brim, Inc. were bought out. Pursuant to this option buyout, Messrs. Brim, McKinney and Taylor received $861,326, $144,498 and $861,326, respectively, in respect of their Brim, Inc. stock options.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of January 14, 1998 and immediately following the offering by: (i) each person who is known by the Company to own beneficially more than five percent of the Common Stock; (ii) each director and Named Executive Officer of the Company; and (iii) all directors and executive officers of the Company as a group. To the knowledge of the Company, each of the persons named in the table has sole voting and investment power as to the shares shown unless otherwise noted. Unless otherwise noted, the address of each holder of five percent or more of the Common Stock is the Company's corporate address.

                                                  SHARES BENEFICIALLY      SHARES BENEFICIALLY
                                                      OWNED PRIOR              OWNED AFTER
                                                      TO OFFERING              OFFERING(1)
                                                 ----------------------   ----------------------
NAME                                             NUMBER(2)   PERCENT(3)   NUMBER(2)   PERCENT(3)
----                                             ---------   ----------   ---------   ----------
Golder, Thoma, Cressey, Rauner Fund IV,
  L.P.(4)......................................  3,725,738       58.9%    4,608,751       36.9%
Bruce V. Rauner(4).............................  3,725,738       58.9     4,608,751       36.9
Joseph P. Nolan(4).............................  3,725,738       58.9     4,608,751       36.9
Leeway & Co.(5)................................    998,474       15.8     1,174,667        9.4
Martin S. Rash.................................    589,585        9.3       619,362        5.0
Richard D. Gore................................    374,161        5.9       429,840        3.4
James O. McKinney(6)...........................     18,142          *        26,267          *
John M. Rutledge(7)............................     21,858          *        21,858          *
Brenda B. Rector(8)............................      5,596          *         5,596          *
A.E. Brim(9)...................................    111,858        1.8       164,515        1.3
Michael T. Willis..............................         --         --            --         --
David L. Steffy................................         --         --            --         --
Steven P. Taylor...............................    110,492        1.7       163,149        1.3
All executive officers and directors as a group
  (13 persons).................................  4,957,430       77.9%    6,039,338       48.3%

---------------

 * Less than 1%.
(1) Gives effect to the Preferred Stock Conversion and the repurchase of Shares of Common Stock with a portion of the proceeds of the offering, in each case at an assumed initial public offering price of $14.00 per share.
(2) Includes shares of Common Stock subject to options which are exercisable within 60 days of January 15, 1998.
(3) Shares of Common Stock subject to options which are exercisable within 60 days of January 15, 1998 are considered to be outstanding for the purpose of determining the percent of the shares held by a holder, but not for the purpose of computing the percentage held by others.
(4) All of such shares are held of record by GTCR Fund IV. Golder, Thoma, Cressey, Rauner, Inc. is the general partner of GTCR IV, L.P., which is the general partner of GTCR Fund IV. Messrs. Rauner and Nolan are Principals of Golder, Thoma, Cressey, Rauner, Inc., and may be deemed to share the power to vote and dispose of such shares. The address of GTCR Fund IV is 6100 Sears Tower, Chicago, Illinois 60606. Each of Messrs. Rauner and Nolan disclaims beneficial ownership of the shares of Common Stock owned by GTCR Fund IV.
(5) The address of Leeway & Co. is c/o State Street Bank and Trust Company, Master Trust Division -- Q4W, P.O. Box 1992, Boston, Massachusetts 02101.
(6) Includes options to purchase 1,093 shares.
(7) Includes options to purchase 21,858 shares.
(8) Reflects options to purchase 5,596 shares.
(9) Includes 110,492 shares, which are held of record by Brim Capital Corporation, and options to purchase 1,366 shares.

                          DESCRIPTION OF CAPITAL STOCK

     Upon consummation of the Reincorporation, the Company's authorized capital stock will consist of 25,000,000 shares of Common Stock, par value $0.01 per share, 25,000 shares of Senior Preferred Stock, 50,000 shares of Junior Preferred Stock and 100,000 shares of Preferred Stock. At October 31, 1997, there were 6,330,614 shares of Common Stock, 20,000 shares of Senior Preferred Stock, 32,295 shares of Junior Preferred Stock and no shares of Preferred Stock outstanding. Upon completion of the offering and after giving effect to the use of proceeds therefrom and the Preferred Stock Conversion in connection with the offering, 12,481,373 shares of Common Stock will be issued and outstanding, and no shares of Senior Preferred Stock, Junior Preferred Stock or Preferred Stock will be outstanding. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete, and is subject to, and qualified in its entirety by, the Certificate of Incorporation and the Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

     The issued and outstanding shares of Common Stock are, and the shares of Common Stock being offered will be upon payment therefor, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." The shares of Common Stock are not redeemable or convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to vote on all matters submitted to a vote of stockholders.

     The Common Stock has been approved for trading on the Nasdaq National Market under the symbol "PRHC," subject to notice of issuance.

PREFERRED STOCK

     The Board may, without any further vote or action by the Company's stockholders, from time to time, direct the issuance of shares of Preferred Stock in one or more series with such designations, rights, preferences and limitations as the Board may determine, including the consideration received therefor. The Board also has the authority to determine the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights and voting rights without the approval by the holders of Common Stock. Although it is not possible to state the effect that any issuance of Preferred Stock might have on the rights of holders of Common Stock, the issuance of Preferred Stock may have one or more of the following effects: (i) to restrict Common Stock dividends if Preferred Stock dividends have not been paid; (ii) to dilute the voting power and equity interest of holders of Common Stock to the extent that any series of Preferred Stock has voting rights or is convertible into Common Stock; or (iii) to prevent current holders of Common Stock from participating in the distribution of the Company's assets upon liquidation until any liquidation preferences granted to holders of Preferred Stock are satisfied. In addition, the issuance of Preferred Stock may, under certain circumstances, have the effect of discouraging a change in control of the Company by, for example, granting voting rights to holders of Preferred Stock that require approval by the separate vote of the holders of Preferred Stock for any amendment to the Company's Certificate of Incorporation or any reorganization, consolidation, merger or other similar transaction involving the Company. As a result, the issuance of the Preferred Stock may discourage bids for the Common Stock at a premium over the market price therefor, and could have a materially adverse effect on the market value of the Common Stock. Upon consummation of the offering and the redemption in full of the Senior Preferred Stock and conversion of the Junior Preferred Stock, there will be no shares of Preferred Stock outstanding. The Board of Directors does not presently intend to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF DELAWARE LAW

     Following the Reincorporation, the Company will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Following the Reincorporation, the Company's Certificate of Incorporation will limit the liability of directors to the fullest extent permitted by the Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, including gross negligence, except liability for: (i) breach of the director's duty of loyalty; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) the unlawful payment of a dividend or unlawful stock purchase or redemption; and
(iv) any transaction from which the director derives an improper personal benefit. This provision of the Company's Certificate of Incorporation has no effect on the availability of equitable remedies such as injunction or rescission. Additionally, this provision will not limit liability under state or federal securities laws. The Certificate of Incorporation also provides that the Company shall indemnify directors and officers of the Company to the fullest extent permitted by such law. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS AFFECTING CHANGE OF CONTROL

     The Company's Certificate of Incorporation and By-laws include certain restrictions on who may call a special meeting of stockholders and prohibit certain actions by written consent of the holders of the Common Stock. The effect of these provisions may be the delaying, deterring or preventing of a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is First Union National Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, the Company will have 12,481,373 shares of Common Stock outstanding (13,186,373 shares if Underwriter's over-allotment option is exercised in full). Of these shares, the 4,700,000 shares of Common Stock sold in the offering will be tradeable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of the Company (an "Affiliate"), as that term is defined in Rule 144 under the Securities Act ("Rule 144"), which shares will be subject to the resale limitations of Rule 144.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, if a period of at least one year has elapsed since the later of the date the "restricted securities" (as that phrase is defined in Rule 144) were acquired from the Company and the date they were acquired from an Affiliate, then the holder of such restricted securities (including an Affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the Common Stock (approximately 124,800 shares immediately after this offering) or the average weekly reported volume of trading of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. The holder may only sell such shares through unsolicited brokers' transactions. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements but without regard to the one-year period. Commencing 90 days after the completion of the offering, 5,978,824 shares of Common Stock will be eligible for sale in the public market under Rule 144, subject to the volume limitations and other requirements described above, without consideration of the contractual restrictions described below.

     Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted shares were acquired from the Company and the date they were acquired from an Affiliate, as applicable, a holder of such restricted shares who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above. Ninety days after the date of this Prospectus, no shares of Common Stock will be eligible for sale without restriction under Rule 144(k).

     Notwithstanding the foregoing, the Company, its executive officers and directors, and substantially all of its current stockholders have agreed that for a period of 180 days after the date of the offering they will not, without the prior written consent of BT Alex. Brown Incorporated, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock except pursuant to the Underwriting Agreement. Of the approximately 5,978,824 shares of Common Stock otherwise eligible for sale as discussed above, substantially all are subject to such agreements.

     Prior to the offering there has been no market for the Common Stock. The Company can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices. See "Risk Factors -- Shares Eligible for Future Sale; Registration Rights."

STOCK OPTIONS

     At January 15, 1998, options to purchase a total of 284,530 shares of Common Stock pursuant to the Company's 1997 Plan were outstanding, of which 56,906 will become exercisable within 60 days of the date of this Prospectus. Of the shares subject to options, 175,518 are subject to lock-up agreements. Upon completion of this offering, an additional 674,486 shares of Common Stock will be available for future option grants under the Company's 1997 Plan, and in September 1997 the Company's board of directors approved the grant of options to purchase an aggregate of 70,586 shares of Common Stock with an exercise price equal to the initial public offering price. See "Management -- Long-Term Equity Incentive Plan."

REGISTRATION AGREEMENT

     In connection with the Recapitalization in December 1996, the stockholders of Brim at such time (the "Original Stockholders") entered into a Registration Agreement with Brim (the

"Registration Agreement"). The Registration Agreement provides for certain demand registration rights to the Original Stockholders, and to subsequent holders of the Common Stock acquired by the Original Stockholders in connection with the Recapitalization. The demand registration rights commence from and after the 180th day after the closing of the Company's initial public offering of its securities. The holders of a majority of the registrable securities held by the Original Stockholders (and their permitted transferees) other than Leeway & Co. are entitled to request two long-form registrations in which the Company pays all registration expenses and an unlimited number of short-form registrations in which the Company pays all registration expenses. Such holders are also entitled to request an unlimited number of long-form registrations in which holders of registrable securities pay their pro-rata share of registration expenses. The holders of a majority of the registrable securities held by Leeway & Co. (and their permitted transferees) are entitled to request one long-form registration in which the Company pays all registration expenses and an unlimited number of long-form registrations in which the holders of registrable securities pay their share of registration expenses. The Company is entitled to postpone a demand registration for up to one year under certain circumstances, and is not required to effect a demand registration within one year of a previous registration in which holders of registrable securities participated without reduction of the number of their included shares.

     The Registration Agreement also provides that, subject to certain limitations, the Original Stockholders (and their permitted transferees) may request inclusion of their shares in a registration of securities by the Company (other than pursuant to the initial public offering of Common Stock or a demand registration). Expenses incurred in connection with the exercise of such piggyback registration rights are borne by the Company.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement, the Underwriters named below (the "Underwriters") through their Representatives, BT Alex. Brown Incorporated, BancAmerica Robertson Stephens, Goldman, Sachs & Co., and The Robinson-Humphrey Company, LLC have severally agreed to purchase from the Company, the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
BT Alex. Brown Incorporated.................................
BancAmerica Robertson Stephens..............................
Goldman, Sachs & Co.........................................
The Robinson-Humphrey Company, LLC..........................

                                                              ---------
          Total.............................................  4,700,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $          per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $          per share to certain other
dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 705,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 4,700,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 4,700,000 shares are being offered.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Subject to certain exceptions, the Company has agreed not to issue, offer, sell, sell short or otherwise dispose of any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated. In addition, after giving effect to the Preferred Stock Conversion and the application of the estimated net proceeds from the sale of Common Stock in the offering to repurchase shares of Common Stock as described in "Use of Proceeds," stockholders of the Company holding in the aggregate approximately 7,756,199 shares of Common Stock and options to purchase 175,518 shares of Common Stock, have agreed not to offer or otherwise dispose of any such Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated. See "Shares Eligible for Future Sale."

     The Representatives have advised the Company that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids which may have the effect of stabilizing, maintaining or otherwise affecting the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Underwriters in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock will be determined by negotiations among the Company and the Representatives of the Underwriters. Among the factors to be considered in such negotiations are prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Kirkland & Ellis, a partnership including professional corporations, Chicago, Illinois. Certain legal matters will be passed upon for the Underwriters by Alston & Bird LLP, Atlanta, Georgia. Certain matters relating to health care regulation and other matters will be passed upon by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee.

                                    EXPERTS

     The consolidated financial statements and supplemental schedule of Province Healthcare Company at December 31, 1996, and for the period February 2, 1996 to December 31, 1996, and the consolidated financial statements of Brim, Inc. for the period January 1, 1996 to December 18, 1996, appearing in this Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon (which as to Province contains an explanatory paragraph regarding a change in the application of the method of accounting for its December 18, 1996 merger with Brim, Inc.) appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Brim, Inc. and subsidiaries as of December 31, 1995 and for the years ended December 31, 1994 and 1995 have been included herein and in the registration statement in reliance upon the report dated March 8, 1996, except for Note 1 to the consolidated financial statements, as to which the date is January 16, 1998 of KPMG Peat Marwick

LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Memorial Hospital Foundation for the years ended May 31, 1994, 1995 and 1996 and for the period June 1, 1996 through July 25, 1996 included in this Prospectus have been audited by Harrell, Rader, Bonner & Bolton, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

     In connection with the Recapitalization, the Company's board of directors approved the appointment of Ernst & Young LLP, independent auditors, as independent accountants for the Company, to replace KPMG Peat Marwick LLP, independent certified public accountants, whom the Company dismissed on December 18, 1996.

     During 1994 and 1995, and the period from January 1, 1996 through December 18, 1996, there were no disagreements with KPMG Peat Marwick LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure nor did KPMG Peat Marwick LLP's reports on the financial statements for such periods contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting.

     In connection with the filing of the Company's Registration Statement on Form S-1, KPMG Peat Marwick LLP was provided with a copy of this disclosure and was requested by the Company to furnish a letter addressed to the Commission stating whether they agree with the above statements. A copy of KPMG Peat Marwick LLP's letter to the Commission is filed as an exhibit to the Registration Statement on Form S-1.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 pursuant to the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain items of which are omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed as an exhibit to the Registration Statement. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and to the consolidated financial statements, schedules and exhibits filed as a part thereof.

     Upon completion of the offering, the Company will be subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, will file reports and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof and the reports and other information filed by the Company with the Commission in accordance with the Exchange Act may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511. Copies of such materials or any part thereof may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains an Internet web site at http://www.sec.gov that contains reports, proxy statements and other information.

                         INDEX TO FINANCIAL STATEMENTS

PROVINCE HEALTHCARE COMPANY

Report of Independent Auditors..............................  F-2
Consolidated Balance Sheet at December 31, 1996.............  F-3
Consolidated Statement of Operations for the period February
  2, 1996 to December 31, 1996..............................  F-4
Consolidated Statement of Changes in Common Stockholders'
  Deficit...................................................  F-5
Consolidated Statements of Cash Flows for the period
  February 2, 1996 to December 31, 1996.....................  F-6
Notes to Consolidated Financial Statements..................  F-7
Condensed Consolidated Balance Sheet at September 30, 1997
  (Unaudited)...............................................  F-22
Condensed Consolidated Statements of Operations for the
  period February 2, 1996 to September 30, 1996 and the Nine
  Months Ended September 30, 1997 (Unaudited)...............  F-23
Condensed Consolidated Statements of Changes in Common
  Stockholders' Equity (Deficit) for the Nine Months Ended
  September 30, 1997 (Unaudited)............................  F-24
Condensed Consolidated Statements of Cash Flows for the
  period February 2, 1996 to September 30, 1996 and the Nine
  Months Ended September 30, 1997 (Unaudited)...............  F-25
Notes to Condensed Consolidated Financial Statements
  (Unaudited)...............................................  F-26

BRIM, INC. AND SUBSIDIARIES
Report of Independent Auditors..............................  F-29
Independent Auditors' Report................................  F-30
Consolidated Balance Sheets at December 31, 1995 and
  December 18, 1996.........................................  F-31
Consolidated Statements of Income for the Years Ended
  December 31, 1994 and 1995 and for the period January 1,
  1996 to December 18, 1996.................................  F-32
Consolidated Statements of Changes in Common Stockholders'
  Equity (Deficit) for the Years Ended December 31, 1994 and
  1995 and for the period January 1, 1996 to December 18,
  1996......................................................  F-33
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1994 and 1995 and for the period January 1,
  1996 to December 18, 1996.................................  F-34
Notes to Consolidated Financial Statements..................  F-35

MEMORIAL HOSPITAL FOUNDATION -- PALESTINE, INC.
Independent Auditors' Report................................  F-50
Consolidated Statements of Operations for the Years Ended
  May 31, 1995 and 1996 and for the period June 1, 1996 to
  July 25, 1996.............................................  F-51
Consolidated Statements of Cash Flows for the Years Ended
  May 31, 1995 and 1996 and for the period June 1, 1996 to
  July 25, 1996.............................................  F-52
Notes to the Consolidated Financial Statements..............  F-53
Independent Auditors' Report................................  F-57
Consolidated Statement of Revenues and Expenses for the Year
  Ended May 31, 1994........................................  F-58
Consolidated Statement of Cash Flows for the Year Ended May
  31, 1994..................................................  F-59
Notes to the Consolidated Financial Statements..............  F-60

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Province Healthcare Company

     We have audited the accompanying consolidated balance sheet of Province Healthcare Company (formerly known as Principal Hospital Company) and subsidiaries as of December 31, 1996, and the related consolidated statements of operations, changes in common stockholders' deficit, and cash flows for the period February 2, 1996 (date of inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Province Healthcare Company and subsidiaries as of December 31, 1996, and the consolidated results of their operations and their cash flows for the period February 2, 1996 to December 31, 1996 in conformity with generally accepted accounting principles.

     As discussed more fully in Notes 1 and 3, the Company has changed its application of the method of accounting for its December 18, 1996 merger with Brim, Inc. and, accordingly, has restated the consolidated financial statements referred to above to reflect this change.

                                          Ernst & Young LLP

Nashville, Tennessee
April 30, 1997,
  except for Note 14, and Notes 1, 3 and 15, as to which the dates are May 8, 1997 and February 4, 1998, respectively

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

                                ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 11,256
  Accounts receivable, less allowance for doubtful accounts
     of $4,477..............................................    22,829
  Inventories...............................................     2,883
  Prepaid expenses and other................................     8,159
                                                              --------
          Total current assets..............................    45,127
Property, plant and equipment, net..........................    49,497
Other assets:
  Unallocated purchase price................................     7,265
  Cost in excess of net assets acquired, net................    52,333
  Other.....................................................     6,299
                                                              --------
                                                                65,897
                                                              --------
                                                              $160,521
                                                              ========
          LIABILITIES, REDEEMABLE PREFERRED STOCK AND COMMON
                        STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable..........................................  $  7,915
  Accrued salaries and benefits.............................     7,772
  Accrued expenses..........................................     5,359
  Current maturities of long-term obligations...............     1,873
                                                              --------
          Total current liabilities.........................    22,919
Long-term obligations, less current maturities..............    77,789
Third-party settlements.....................................     6,604
Other liabilities...........................................     7,472
                                                              --------
                                                                91,865
Mandatory redeemable preferred stock........................    46,227
Common stockholders' deficit:
  Common stock -- no par value; authorized 20,000,000
     shares; issued and outstanding 5,370,500 shares........     1,680
  Retained deficit..........................................    (2,170)
                                                              --------
                                                                  (490)
                                                              --------
                                                              $160,521
                                                              ========

                            See accompanying notes.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
              FOR THE PERIOD FEBRUARY 2, 1996 TO DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

Revenue:
  Net patient service revenue...............................  $16,425
  Management and professional services......................      607
  Other.....................................................      223
                                                              -------
          Net operating revenue.............................   17,255
                                                              -------
Expenses:
  Salaries, wages and benefits..............................    7,599
  Purchased services........................................    2,286
  Supplies..................................................    1,897
  Provision for doubtful accounts...........................    1,909
  Other operating expenses..................................    3,056
  Rentals and leases........................................      214
  Depreciation and amortization.............................    1,307
  Interest expense..........................................      976
                                                              -------
          Total expenses....................................   19,244
                                                              -------
Loss before income tax benefit..............................   (1,989)
Income tax benefit..........................................     (673)
                                                              -------
Loss before extraordinary item..............................   (1,316)
Loss from early retirement of debt, net of taxes of $167....     (262)
                                                              -------
Net loss....................................................  $(1,578)
                                                              =======
Preferred stock dividends and accretion.....................     (172)
                                                              -------
Net loss to common shareholders.............................  $(1,750)
                                                              =======
Net loss per share to common shareholders:
  Loss before extraordinary item............................  $ (0.37)
  Extraordinary item........................................    (0.07)
                                                              -------
  Net loss to common shareholders...........................  $ (0.44)
                                                              =======
Weighted average number of common and common equivalent
  shares....................................................    3,980
                                                              =======

                            See accompanying notes.

                          PROVINCE HEALTHCARE COMPANY

                  CONSOLIDATED STATEMENT OF CHANGES IN COMMON
                             STOCKHOLDERS' DEFICIT
                             (DOLLARS IN THOUSANDS)

                                                                                          NOTES
                           CLASS A COMMON      CLASS B COMMON                           RECEIVABLE
                                STOCK               STOCK            COMMON STOCK          FOR
                          -----------------   -----------------   -------------------     COMMON     RETAINED
                          SHARES    AMOUNT     SHARES    AMOUNT     SHARES     AMOUNT     STOCK      DEFICIT     TOTAL
                          -------   -------   --------   ------   ----------   ------   ----------   --------   --------
Balance at February 2,
  1996..................       --   $   --          --    $ --            --   $  --      $  --      $    --    $     --
  Issuance of stock.....   13,983   13,983      85,890      86            --      --       (211)          --      13,858
  Dividends on Class A
    Common Stock........      420      420          --      --            --      --         --         (420)         --
  Exchange of PHC Class
    A and Class B common
    stock for Brim
    common stock........  (14,403) (14,403)    (85,890)    (86)    2,757,947      86        211           --     (14,192)
  Reverse acquisition of
    Brim................       --       --          --      --     2,612,553   1,594         --           --       1,594
  Preferred stock
    dividends and
    accretion...........       --       --          --      --            --      --         --         (172)       (172)
  Net loss..............       --       --          --      --            --      --         --       (1,578)     (1,578)
                          -------   -------   --------    ----    ----------   ------     -----      -------    --------
Balance at December 31,
  1996..................       --   $   --          --    $ --     5,370,500   $1,680     $  --      $(2,170)   $   (490)
                          =======   =======   ========    ====    ==========   ======     =====      =======    ========

                            See accompanying notes.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE PERIOD FEBRUARY 2, 1996 TO DECEMBER 31, 1996
                                 (IN THOUSANDS)

OPERATING ACTIVITIES
Net loss.................................................... $  (1,578)
Adjustments to reconcile net loss to net cash provided by
  operating activities:
  Depreciation and amortization.............................     1,307
  Provision for doubtful accounts...........................     1,909
  Deferred income taxes.....................................      (874)
  Extraordinary charge from retirement of debt..............       429
  Provision for professional liability......................       200
  Changes in operating assets and liabilities, net of
    effects from acquisitions and disposals:
    Accounts receivable.....................................    (3,243)
    Inventories.............................................        91
    Prepaid expenses and other..............................       724
    Other assets............................................       375
    Accounts payable and accrued expenses...................     2,160
    Accrued salaries and benefits...........................       643
    Other liabilities.......................................      (507)
                                                             ---------
Net cash provided by operating activities...................     1,636
INVESTING ACTIVITIES
Purchase of property, plant and equipment...................    (1,043)
Purchase of acquired companies, net of cash received........     4,645
                                                             ---------
Net cash provided by investing activities...................     3,602
FINANCING ACTIVITIES
Proceeds from long-term debt................................    19,300
Repayments of debt..........................................   (26,431)
Additions to deferred loan costs............................      (709)
Issuance of common stock....................................    13,858
                                                             ---------
Net cash provided by financing activities...................     6,018
                                                             ---------
Net increase in cash and cash equivalents...................    11,256
Cash and cash equivalents at beginning of period............        --
                                                             ---------
Cash and cash equivalents at end of period.................. $  11,256
                                                             =========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid during the period............................. $   1,011
                                                             =========
ACQUISITIONS
Assets acquired............................................. $ 148,326
Liabilities assumed.........................................  (119,553)
Common and preferred stock issued...........................   (33,418)
                                                             ---------
Cash paid................................................... $  (4,645)
                                                             =========
NONCASH TRANSACTIONS
Dividends and accretion..................................... $     172
                                                             =========

                            See accompanying notes.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1.  ORGANIZATION AND RESTATEMENT OF FINANCIAL STATEMENTS

     The Company (formerly Principal Hospital Company (PHC) until February 4,
1998) was founded on February 2, 1996 by Golder, Thoma, Cressey, Rauner Fund IV, L.P. (GTCR) and Mr. Martin Rash. The Company is engaged in the business of owning, leasing and managing hospitals in non-urban communities principally in the northwestern and southwestern United States.

     As more fully discussed in Note 3, on December 18, 1996, a subsidiary of Brim, Inc. (Brim) and PHC merged in a transaction in which Brim issued junior preferred stock and common stock in exchange for all of the outstanding Class A and Class B common stock of PHC. The merger was originally accounted for as a combination of businesses under the common control of GTCR and the previously separate companies were combined at historical cost in a manner similar to a pooling of interests. After further consideration, because the PHC shareholders became owners of a majority of the outstanding shares of Brim after the merger, the decision was made that PHC should be considered the acquiring enterprise for financial reporting purposes and the transaction should be accounted for as a reverse acquisition. Therefore, the historical financial statements of PHC replaced the historical financial statements of Brim, the assets and liabilities of Brim were recorded at fair value as required by the purchase method of accounting, and the operations of Brim were reflected in the operations of the combined enterprise from the date of acquisition. Since PHC has been in existence for less than a year at December 31, 1996 and because Brim has been in existence for several years, PHC is considered the successor to Brim's operations. Brim, the predecessor company and surviving legal entity, changed its name to Principal Hospital Company on January 16, 1997. Subsequently, in February 1998, the merged company was renamed Province Healthcare Company during the reincorporation more fully described in Note 15.

2.  ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and partnerships in which the Company or one of its subsidiaries is a general partner and has a controlling interest. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

     Cash equivalents include all highly liquid investments with an original maturity of three months or less when acquired. The Company places its cash in financial institutions that are federally insured and limits the amount of credit exposure with any one financial institution.

PATIENT ACCOUNTS RECEIVABLE

     The Company's primary concentration of credit risk is patient accounts receivable, which consist of amounts owed by various governmental agencies, insurance companies and private patients. The Company manages the receivables by regularly reviewing its accounts and contracts and by providing appropriate allowances for uncollectible amounts. Significant concentrations of

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES gross patient accounts receivable at December 31, 1996, consist of receivables from Medicare and Medicaid of 29% and 17%, respectively. Concentration of credit risk relating to accounts receivable is limited to some extent by the diversity and number of patients and payors and the geographic dispersion of the Company's operations.

INVENTORIES

     Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated on the basis of cost. Routine maintenance and repairs are charged to expense as incurred. Expenditures that increase values, change capacities or extend useful lives are capitalized. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which range from 3 to 40 years. Amortization of equipment under capital leases is included in the provision for depreciation.

INTANGIBLE ASSETS

     Intangible assets arising from the accounting for acquired businesses are amortized using the straight-line method over the estimated useful lives of the related assets which range from 5 years for management contracts to 20 to 35 years for cost in excess of net assets acquired. The Company reviews its long-lived and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The measurement of possible impairment is based upon determining whether projected undiscounted future cash flows of the acquired business or from the use of the asset over the remaining amortization period is less than the carrying amount of the asset. As of December 31, 1996, in the opinion of management, there has been no such impairment.

     At December 31, 1996, cost in excess of net assets acquired and accumulated amortization totaled $52,393,000 and $60,000, respectively. Management contracts are included in other noncurrent assets. At December 31, 1996, management contracts and accumulated amortization totaled $1,200,000 and $9,000, respectively.

OTHER ASSETS

     Deferred loan costs are included in other noncurrent assets and are amortized over the term of the related debt by the interest method. At December 31, 1996, deferred loan costs and accumulated amortization were $2,959,000 and $48,000, respectively.

RISK MANAGEMENT

     The Company maintains self-insured medical and dental plans for employees. Claims are accrued under these plans as the incidents that give rise to them occur. Unpaid claim accruals are based on the estimated ultimate cost of settlement, including claim settlement expenses, in accordance with an average lag time and past experience. The Company has entered into reinsurance agreements for certain plans with independent insurance companies to limit its losses on claims. Under the terms of these agreements, the insurance companies will reimburse the Company based on the level of reinsurance which ranges from $30,000 per individual claim up to $1,000,000. These reimbursements are included in salaries, wages and benefits in the accompanying consolidated statement of operations.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

     The Company is insured for professional liability based on a claims-made policy purchased in the commercial insurance market. The provision for professional liability and comprehensive general liability claims include estimates of the ultimate costs for claims incurred but not reported, in accordance with actuarial projections based on past experience. Management is aware of no potential professional liability claims whose settlement, if any, would have a material adverse effect on the Company's consolidated financial position or results of operations.

OTHER NONCURRENT LIABILITIES

     Other noncurrent liabilities consist primarily of insurance liabilities, supplemental deferred compensation liability, deferred income taxes and minority interests in net assets of subsidiaries.

PATIENT SERVICE REVENUE

     Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Estimated settlements under third-party reimbursement agreements are accrued in the period the related services are rendered and adjusted in future periods as final settlements are determined.

     Approximately 63% of gross patient service revenue for the period February 2, 1996 to December 31, 1996, is from participation in the Medicare and state sponsored Medicaid programs.

MANAGEMENT AND PROFESSIONAL SERVICES

     Management and professional services is comprised of fees from management and professional consulting services provided to third-party hospitals pursuant to management contracts and consulting arrangements. The base fees associated with the hospital management contracts are determined in the initial year of the contract on an individual hospital basis. In certain contracts, the Company is entitled to a yearly bonus based on the performance of the managed hospital. The base fee, which is fixed, is based on a fair market wage and is not dependent on any bonus structure. The management contracts are adjusted yearly based on an agreed upon inflation indicator. The substantial majority of management and professional services revenue consists of the management fees earned under the hospital management contracts and reimbursable expenses. The reimbursable expenses relate to salaries and benefits of Company employees that serve as executives at the managed hospitals. The salaries and benefits of these employees are legal obligations of, and are paid by, the Company and are reimbursed by the managed hospitals. Fees are recognized as revenue as services are performed. Reimbursable expenses are included in salaries, wages and benefits in the accompanying consolidated statement of operations. Management and professional services revenue, excluding reimbursable expenses, was $294,000 for the period February 2, 1996 to December 31, 1996. The Company does not maintain any ownership interest in and does not fund operating losses or guarantee any minimum income for these managed hospitals. The Company does not have any guarantees to these hospitals, except for one managed hospital for which the Company has guaranteed the hospital's long-term debt of $500,000.

STOCK BASED COMPENSATION

     The Company, from time to time, grants stock options for a fixed number of common shares to employees. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly, recognizes no compensation expense for the stock option grants when the exercise price of the options equals, or is greater than, the market price of the underlying stock on the date of grant.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

INTEREST RATE SWAP AGREEMENTS

     The Company enters into interest rate swap agreements as a means of managing its interest rate exposure. The differential to be paid or received is recognized over the life of the agreement as an adjustment to interest expense.

NET LOSS PER SHARE

     Net loss per share for the period February 2, 1996 to December 31, 1996 is computed using the weighted average number of shares of common stock outstanding during the period. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, all common stock issued, and common stock options and warrants granted, by the Company at prices below the initial public offering price during the twelve-month period prior to the initial public offering have been included in the calculation as if they were outstanding for the full fiscal year (using the treasury stock method).

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 128, Earnings per Share and SFAS No. 129, Disclosure of Information about Capital Structure. These statements are effective for periods ending after December 15, 1997.

     SFAS No. 128 establishes standards for computing and presenting earnings per share. This Statement simplifies the standards for computing earnings per share and requires dual presentation of basic and diluted earnings per share on the face of the statement of operations and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation. The adoption of SFAS No. 128 would have had no impact on the calculation of earnings per share assuming the calculation was modified to treat all common stock issued, and common stock options and warrants granted, by the Company at prices below the initial public offering price during the twelve-month period prior to the initial public offering as if they were outstanding for the entire period presented.

     SFAS No. 129 establishes standards for disclosing information about a company's capital structure. The adoption of SFAS No. 129 is not expected to materially alter disclosures presently being provided.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

3.  ACQUISITIONS

MEMORIAL MOTHER FRANCES HOSPITAL

     In July 1996, the Company purchased certain assets totaling $26,394,000 and assumed certain liabilities totaling $3,211,000 of Memorial Mother Frances Hospital for a purchase price of $23,183,000, summarized as follows (In thousands):

Assets acquired:
  Current assets............................................  $ 3,545
  Property, plant and equipment, net........................   22,849
                                                              -------
                                                               26,394
Liabilities assumed
  Current liabilities.......................................     (478)
  Long-term obligations.....................................   (2,234)
  Other liabilities.........................................     (499)
                                                              -------
                                                               (3,211)
                                                              -------
Purchase price..............................................  $23,183
                                                              =======

STARKE MEMORIAL HOSPITAL

     In October 1996, the Company acquired Starke Memorial Hospital by assuming certain liabilities and entering into a capital lease agreement and by purchasing certain net assets for a purchase price of $7,742,000, summarized as follows (In thousands):

Purchase price..............................................  $7,742
Add current liabilities assumed.............................     211
Less current assets acquired................................     458
                                                              ------
Unallocated purchase price..................................  $7,495
                                                              ======

     The unallocated purchase price was being amortized over 20 years until the final allocation was completed. The allocation was finalized in the third quarter of 1997 and consisted of property, plant and equipment of $5,201,000 and cost in excess of net assets acquired of $2,294,000. The cost in excess of net assets acquired is being amortized over 20 years. The final allocation did not have a significant impact on the Company's consolidated results of operations.

BRIM, INC.

     On December 18, 1996, a subsidiary of Brim merged with PHC. Brim is engaged in the business of owning, leasing and managing hospitals in non-urban communities primarily in the northwestern and southwestern United States. In exchange for their shares in PHC, the PHC shareholders received 14,403 shares of newly-designated redeemable junior preferred stock and 2,757,947 shares of newly designated common stock of Brim. Because GTCR had a significant ownership in both PHC and Brim at the time the merger took place, the merger was originally accounted for as a combination of businesses under common control. As discussed in Note 1, after further consideration, the decision was made that the merger should be accounted for as a reverse acquisition under the purchase method of accounting. As a result, for accounting purposes PHC was considered as having acquired Brim. The historical financial statements of PHC became the historical financial statements of Brim and include the results of operations of Brim from the effective date of the merger, December 18,

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

1996. The reverse acquisition of Brim by PHC resulted in cost in excess of net assets acquired of $52,393,000 summarized as follows (In thousands):

Purchase price..............................................  $   1,594
Add liabilities assumed:
  Current liabilities.......................................     18,768
  Long-term obligations, less current maturities............     75,943
  Other liabilities.........................................     13,889
                                                              ---------
                                                                108,600
Mandatory redeemable preferred stock........................     31,824
                                                              ---------
                                                                140,424
Less assets acquired:
  Current assets............................................     57,015
  Property, plant and equipment, net........................     26,570
  Other noncurrent assets...................................      4,840
  Management contracts......................................      1,200
                                                              ---------
                                                                 89,625
                                                              ---------
Cost in excess of net assets acquired.......................  $  52,393
                                                              =========

     The cost in excess of net assets acquired of $52,393,000 is being amortized over a period ranging from 20 to 35 years, resulting in a weighted average useful life of 30.9 years.

     The principal elements of transactions occurring in conjunction with the reverse acquisition included the following:

     - First Additional Investment -- As a result of the reverse acquisition, PHC is deemed for financial reporting purposes to have assumed an agreement between Brim and GTCR granting GTCR the right to acquire, at its sole discretion, up to 2,733 shares of the Company's redeemable junior preferred stock at a price of $1,000 per share, and up to 448,033 shares of the Company's common stock at a price of $0.61 per share, at any time through December 17, 1999. The agreement provides that Leeway & Co., Mr. Rash, Mr. Richard Gore, and two banks are obligated to purchase redeemable junior preferred stock and common stock in specified amounts at the same per share prices in the event GTCR exercises its right to acquire junior preferred and common stock (see Note 15).

     - Second Additional Investment -- The agreement discussed immediately above also granted GTCR the right to acquire up to 4,545 shares of the Company's redeemable junior preferred stock at a price of $1,000 per share, and up to 745,082 shares of the Company's common stock at a price of $0.61 per share, at any time after the date upon which the investment discussed above was completed and before December 17, 1998. The agreement also granted Leeway & Co. the right to acquire senior preferred stock, redeemable junior preferred stock, common stock, and a common stock warrant, and granted Mr. Rash and Mr. Gore the right to acquire common stock, in specified amounts at the same per share prices in the event GTCR exercises its right to acquire junior preferred and common stock (see Note 15).

     - The Company approved a plan to terminate approximately 200 corporate and hospital operating personnel of Brim. The Company accrued approximately $2,190,000 of severance liability relating to these approved terminations as of December 31, 1996 and included this liability in the cost in excess of net assets acquired of Brim. Subsequent to year-end, the Company terminated approximately 200 employees and paid severance benefits of the full amount of the recorded severance liability.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

     - As a result of the reverse acquisition, PHC is deemed for financial reporting purposes to have assumed a warrant that had been issued by Brim for 253,228 shares of Brim's common stock. The warrant has an exercise price of $0.061 per share and has a twelve-year term (see Note 15).

     In accordance with its stated policy, management of the Company evaluates all acquisitions independently to determine the appropriate amortization period for cost in excess of net assets acquired. Each evaluation includes an analysis of factors such as historic and projected financial performance, evaluation of the estimated useful lives of buildings and fixed assets acquired, the indefinite lives of certificates of need and licenses acquired, the competition within local markets, and lease terms where applicable.

OTHER INFORMATION

     The foregoing acquisitions were accounted for using the purchase method of accounting. The operating results of the acquired companies have been included in the accompanying consolidated statement of operations from the respective dates of acquisition.

     The following pro forma information reflects the operations of the entities acquired in 1996, as if the respective transactions had occurred as of January 1, 1996. The pro forma results of operations do not purport to represent what the Company's results would have been had such transactions in fact occurred at January 1, 1996.

                                                               DECEMBER 31,
                                                                   1996
                                                              --------------
                                                              (IN THOUSANDS)
Total revenue...............................................     $152,223
Net loss....................................................     $(10,384)
Net loss per share..........................................     $  (2.61)
Weighted average common shares..............................        3,980

     The Company has minority interests in various health care related businesses. These investments are accounted for by the equity method. The assets, liabilities and results of operations of these businesses are not material to the consolidated financial statements.

4.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following at December 31, 1996 (In thousands):

Land........................................................     $ 2,181
Leasehold improvements......................................       2,616
Buildings and improvements..................................      31,359
Equipment...................................................      12,359
                                                                 -------
                                                                  48,515
Less allowances for depreciation and amortization...........        (927)
                                                                 -------
                                                                  47,588
Construction-in-progress (estimated cost to complete at
  December 31, 1996 -- $1,427)..............................       1,909
                                                                 -------
                                                                 $49,497
                                                                 =======

     Assets under capital leases were $18,491,000 net of accumulated amortization of $171,000 at December 31, 1996.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

5.  LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following at December 31, 1996 (In thousands):

Revolving credit agreement..................................   $37,000
Term loan...................................................    35,000
Other debt obligations......................................        87
                                                               -------
                                                                72,087
Obligations under capital leases (see Note 10)..............     7,575
                                                               -------
                                                                79,662
Less current maturities.....................................    (1,873)
                                                               -------
                                                               $77,789
                                                               =======

     Prior to the merger, the Company had outstanding debt of $19,300,000. In connection with the merger, the Company repaid its outstanding debt and reported a $262,000 loss on early retirement, net of taxes of $167,000, as a result of the write off of related deferred financing costs.

     As a result of the reverse acquisition, PHC is deemed for financial reporting purposes to have assumed a $100 million credit facility which Brim had entered into in December 1996 during its recapitalization, consisting of a revolving credit agreement in an amount of up to $65,000,000 and a term loan in the amount of $35,000,000. There was $37,000,000 of borrowings outstanding under the revolving credit agreement and $35,000,000 under the term loan at December 31, 1996. Future borrowings under the revolver are limited, in certain instances, to acquisitions of identified businesses. At December 31, 1996, the Company had additional borrowing capacity available under the revolver of approximately $6,250,000.

     The loans under the credit agreement bear interest, at the Company's option, at the adjusted base rate or at the adjusted LIBOR rate. The interest rate ranged from 8.09% to 9.25% during 1996. The Company pays a commitment fee of one-half of one percent on the unused portion of the revolving credit agreement. The Company may prepay the principal amount outstanding under the revolving credit agreement at any time before the maturity date of December 16, 1999. The term loan is payable in quarterly installments ranging from $1,250,000 commencing in the second quarter of 1998 to $2,250,000 in 2002, plus one payment of $2,000,000 in 2002.

     The Company has a standby letter of credit issued and outstanding with the bank totaling $603,000. Amounts outstanding are applied against the credit availability under the Company's revolving credit agreement.

     In certain circumstances, the Company is required to make mandatory prepayments of the term loan and revolver to the extent of (i) 100% of net proceeds from the issuance of equity securities in excess of $25,000,000, provided however that in connection with a qualified initial public offering of the Company's common stock, the Company shall only be required to make a mandatory prepayment in an amount equal to the first $20,000,000 of net cash proceeds; (ii) 100% of the net proceeds of any debt issued; and (iii) 100% of net proceeds from asset sales other than sales of obsolete equipment in the ordinary course of business or insurance proceeds.

     The credit facility limits, under certain circumstances, the Company's ability to incur additional indebtedness, including contingent obligations; sell material assets; retire, redeem or otherwise reacquire its capital stock; acquire the capital stock or assets of another business; or pay dividends. The credit facility also requires the Company to maintain a specified net worth and meet or exceed certain coverage, leverage, and indebtedness ratios. Indebtedness under the credit facility is secured by substantially all assets of the Company.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

     Subsequent to year end, as required by the credit facility, the Company entered into an interest rate swap agreement, which effectively converted for a three-year period $35.0 million of floating-rate borrowings to fixed-rate borrowings. This interest rate swap agreement will be used to manage the Company's interest rate exposure. The agreement is a contract to periodically exchange floating interest rate payments for fixed interest rate payments over the life of the agreement. The Company secured an 8.77% fixed interest rate. The Company is exposed to credit losses in the event of non-performance by the counterparty to its financial instruments. The Company anticipates that the counterparty will be able to fully satisfy its obligations under the contract.

     Aggregate maturities of long-term obligations at December 31, 1996, excluding capital leases, are as follows (In thousands):

1997........................................................  $    47
1998........................................................    3,790
1999........................................................   42,750
2000........................................................    6,750
2001........................................................    7,750
Thereafter..................................................   11,000
                                                              -------
                                                              $72,087
                                                              =======

6.  MANDATORY REDEEMABLE PREFERRED STOCK

     Redeemable preferred stock consists of the following at December 31, 1996 (In thousands):


Series A redeemable senior preferred stock -- $1,000 per
  share stated value, authorized 25,000, issued and
  outstanding 20,000, net of issuance costs of $892,000 and
  a warrant of $139,000.....................................     $18,969
Series B redeemable junior preferred stock -- $1,000 per
  share stated value, authorized 50,000, issued and
  outstanding 28,540, net of issuance costs of $1,282,000...      27,258
                                                                 -------
                                                                 $46,227
                                                                 =======

     The 20,000 outstanding shares of Series A redeemable senior preferred stock and a warrant to purchase 253,228 shares of common stock were issued in December 1996 by Brim for cash of $20.0 million. Issuance costs totaled $892,000. Series A redeemable preferred stock pays cumulative preferential dividends which accrue on a daily basis at the rate of 11% and are payable in cash when and as declared by the board of directors. The issue is senior to all other classes of equity and has a liquidation preference equal to the purchase price plus all accrued dividends. The issue requires mandatory redemption after nine years for par value plus accrued but unpaid dividends. The Company may redeem part or all of the issue at any time for a liquidation preference of 105% for years one through five, 103% for year six, and 100% thereafter. Notwithstanding the foregoing, the redemption price is the stated value, plus accrued but unpaid dividends, for redemptions in connection with an initial public offering.

     The 28,540 outstanding shares of Series B redeemable junior preferred stock were issued in December 1996 by Brim. Issuance costs totaled $1,282,000. Series B redeemable junior preferred stock pays cumulative preferential dividends which accrue on a daily basis at the rate of 8% and are

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES payable in cash when and as declared by the board of directors. The issue is senior to all other classes of equity other than the senior preferred stock, and has a liquidation preference equal to the purchase price plus all accrued but unpaid dividends. The issue requires mandatory redemption after 10 years for the stated value plus accrued but unpaid dividends.

     The preferred stock does not have voting rights, and the Series A senior preferred stock is fully transferable in whole or in part to other financial institutions. The purchase agreements for preferred stock restrict the Company's ability to incur additional indebtedness, and restrict payment of dividends, redemption of securities, acquisition and merger activity, sale of a majority of assets, and the creation of unrelated businesses.

7.  STOCKHOLDERS' EQUITY

STOCKHOLDERS EQUITY

     The capital stock of the Company consists of common stock, no par value, of which 20,000,000 shares are authorized and 5,370,500 shares are issued and outstanding as of December 31, 1996.

     The capital stock of PHC consisted of Class A Common Stock, and Class B Common Stock. All of the PHC Class A and Class B Common Stock was exchanged by the PHC shareholders in the merger for 14,403 shares of Brim junior preferred stock and 2,757,947 shares of Brim common stock as more fully discussed in Note 3.

STOCK OPTIONS

     At December 31, 1996, the Company did not have a stock option plan in place, and no stock options were outstanding. Subsequent to year-end, stock options were granted to certain officers and employees (see Note 15).

WARRANT

     In connection with the reverse acquisition of Brim (see Note 3), the Company is deemed for financial reporting purposes to have assumed a warrant that had been issued by Brim to purchase 253,228 shares of Brim's common stock. The warrant has an exercise price of $0.061 per share and has a twelve-year term (See Note 15.)

8.  PATIENT SERVICE REVENUE

     The Company has agreements with third-party payors that provide for payments to the Company at amounts different from its established rates. A summary of the payment arrangements with major third-party payors follows:

     - Medicare -- Inpatient acute care services rendered to Medicare program beneficiaries are paid at prospectively determined rates per diagnosis. These rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors. Inpatient nonacute services, certain outpatient services and medical education costs related to Medicare beneficiaries are paid based on a cost reimbursement methodology. The Company is reimbursed for cost reimbursable items at a tentative rate with final settlement determined after submission of annual cost reports by the Company and audits thereof by the Medicare fiscal intermediary. The Company's classification of patients under the Medicare program and the appropriateness of their admission are subject to an independent review. The Company's Medicare cost reports have been audited by the Medicare fiscal intermediary through December 31, 1993.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

     - Medicaid -- Inpatient and outpatient services rendered to Medicaid program beneficiaries are reimbursed either under contracted rates or reimbursed for cost reimbursable items at a tentative rate with final settlement determined after submission of annual cost reports by the Company and audits thereof by Medicaid. The Company's Medicaid cost reports have been audited by the Medicaid fiscal intermediary through December 31, 1993.

     - Other -- The Company also has entered into payment agreements with certain commercial insurance carriers, health maintenance organizations and preferred provider organizations. The basis for payment to the Company under these agreements includes prospectively determined rates per discharge, discounts from established charges, and prospectively determined daily rates.

     Final determination of amounts earned under the Medicare and Medicaid programs often occur in subsequent years because of audits by the programs, rights of appeal and the application of numerous technical provisions.

9.  INCOME TAXES

     The provision for income tax expense (benefit) attributable to the loss before extraordinary item consists of the following for the period February 2, 1996 to December 31, 1996 (In thousands):

Current:
  Federal...................................................    $ 162
  State.....................................................       39
                                                                -----
                                                                  201
Deferred:
  Federal...................................................     (706)
  State.....................................................     (168)
                                                                -----
                                                                 (874)
                                                                -----
                                                                $(673)
                                                                =====

     The differences between the Company's effective income tax rate of 33.8% before extraordinary item and the statutory federal income tax rate of 34.0% are as follows for the period February 2, 1996 to December 31, 1996 (In thousands):

Statutory federal rate......................................    $(676)
State income taxes, net of federal income tax benefit.......      (85)
Other.......................................................       88
                                                                -----
                                                                $(673)
                                                                =====

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

     The components of the Company's deferred tax assets and liabilities are as follows as of December 31, 1996 (In thousands):

Deferred tax assets -- current:
  Accounts and notes receivable.............................  $ 3,305
  Accrued vacation liability................................      710
  Accrued liabilities.......................................    1,260
                                                              -------
Net deferred tax assets--current............................  $ 5,275
                                                              =======
Deferred tax assets--noncurrent:
  Net operating losses from separate return subsidiary......  $   278
  Accrued liabilities.......................................      706
                                                              -------
                                                                  984
  Less valuation allowance..................................     (278)
                                                              -------
  Deferred tax assets -- noncurrent.........................      706
Deferred tax liabilities--noncurrent:

  Property, plant and equipment.............................   (4,246)
  Management contracts......................................     (464)
  Other.....................................................      (41)
                                                              -------
  Deferred tax liabilities -- noncurrent....................   (4,751)
                                                              -------
Net deferred tax liabilities -- noncurrent..................  $(4,045)
                                                              =======

     In the accompanying consolidated balance sheets, net current deferred tax assets and net noncurrent deferred tax liabilities are included in prepaid expenses and other, and other liabilities, respectively.

     The Company had net operating loss carryforwards (NOLs) of approximately $714,000 at December 31, 1996 related to a subsidiary that has not been included in the consolidated federal income tax return. These NOLs will expire beginning in 2009. Due to restrictions on the use of the NOLs under the Internal Revenue Code, management believes there is a risk they may expire unused and, accordingly, has established a valuation reserve against the tax benefit of the NOLs. Management believes it is more likely than not that the remaining deferred tax assets will ultimately be realized through future taxable income from operations.

     The Internal Revenue Service is in the process of finalizing its examination of Brim, Inc.'s federal income tax returns for the 1993 and 1994 years. The examination resulted in temporary differences with a tax effect of approximately $2,148,000 being reclassified from deferred taxes to currently payable liabilities in the December 31, 1996 balance sheet. Finalization of the examination is not expected to have a significant impact on the results of operations of the Company.

10.  LEASES

     The Company leases various buildings, office space and equipment. The leases expire at various times and have various renewal options. These leases are classified as either capital leases or operating leases based on the terms of the respective agreements.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

     Future minimum payments at December 31, 1996, by year and in the aggregate, under capital leases and noncancellable operating leases with terms of one year or more consist of the following (In thousands):

                                                                CAPITAL    OPERATING
                                                                LEASES      LEASES
                                                                -------    ---------
1997........................................................    $ 2,345     $ 3,528
1998........................................................      2,302       2,888
1999........................................................      1,983       2,213
2000........................................................      1,058       1,862
2001........................................................        663       1,784
Thereafter..................................................      1,141       5,831
                                                                -------     -------
Total minimum lease payments................................      9,492     $18,106
                                                                            =======
Amount representing interest................................     (1,917)
                                                                -------
          Present value of net minimum lease payments
            (including $1,826 classified as current)........      7,575
                                                                =======

11.  CONTINGENCIES

     The Company is involved in litigation and regulatory investigations arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, these matters will be resolved without material adverse effect on the Company's consolidated financial position or results of operations.

12.  RETIREMENT PLANS

     The Company sponsors defined contribution employee benefit plans which cover substantially all employees. Employees may contribute a percentage of eligible compensation subject to Internal Revenue Service limits. The plans call for the Company to make matching contributions, based on either a percentage of employee contributions or a discretionary amount as determined by the Company. Contributions by the Company to the plans totaled $112,000 for the period February 2, 1996 to December 31, 1996.

     The Company sponsors a nonqualified supplemental deferred compensation plan for selected management employees. As determined by the Board of Directors, the Plan provides a benefit of 1% to 3% of the employee's compensation. The participant's amount is fully vested, except in those instances where the participant's employment terminates for any reason other than retirement, death or disability, in which case the participant forfeits a portion of the employer's contribution depending on length of service. Plan expense totaled $4,000 for the period February 2, 1996 to December 31, 1996.

13.  FAIR VALUES OF FINANCIAL INSTRUMENTS

     Cash and Cash Equivalents:--The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

     Accounts Receivable and Accounts Payable:--The carrying amount reported in the balance sheet for accounts receivable and accounts payable approximates fair value.

     Long-Term Debt:--The carrying amount reported in the balance sheet for long-term obligations approximates fair value. The fair value of the Company's long-term obligations is estimated using

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

14.  STOCK SPLIT

     On May 8, 1997, the Company declared a three-for-one stock split of the outstanding common stock and common stock options and warrant to shareholders of record on May 8, 1997. All common share and per share data, included in the accompanying consolidated financial statements and footnotes thereto, have been restated to reflect this stock split.

15.  SUBSEQUENT EVENTS

STOCK OPTIONS

     In March 1997, the Company's Board of Directors approved a stock option plan (the Plan) under which options to purchase common stock may be granted to officers, employees, and directors. Options are granted at no less than market price on the date of grant.

     Under the Plan, 959,016 shares have been reserved for grant. In March 1997, the Company granted options to purchase an aggregate of 284,530 shares of Common Stock at an exercise price of $4.575. The options granted vest and are exercisable ratably over a five-year period. In September 1997, the Company's Board of Directors approved the grant of options to acquire 70,586 common shares at an exercise price per share equal to the initial public offering price of the Company's common stock. Shares available for grant total 674,486.

STOCK SALE

     In July 1997, GTCR exercised its right, obtained in December 1996 (see Note
3) to make the First Additional Investment and purchase shares of the Company's redeemable junior preferred stock at $1,000 per share and common stock at $0.61 per share. GTCR acquired 2,733 shares of redeemable junior preferred stock and 448,033 shares of common stock thereunder. As discussed in Note 3, Leeway & Co., Mr. Rash, Mr. Gore, and the two banks were obligated to purchase specified amounts of redeemable junior preferred stock and common stock at the same per share prices in the event GTCR exercised its right to acquire redeemable junior preferred stock and common stock and, accordingly, purchased 1,022 shares of redeemable junior preferred stock and 258,853 shares of common stock. Net proceeds from the stock sale totaled $4,182,000.

     In connection with the anticipated public offering of its common stock, the rights of GTCR, Leeway & Co., Mr. Rash, and Mr. Gore, to purchase stock of the Company pursuant to the Second Initial Investment will be terminated with no purchases being made (see Note 3.)

ACQUISITIONS

     Effective August 1, 1997, the Company acquired Needles Desert Communities Hospital by entering into a 15-year lease agreement with three five-year renewal terms and by purchasing assets totaling $631,000, prepaying rent totaling $2,052,000, and assuming certain liabilities totaling $121,000.

PURCHASE OF HOSPITAL PROPERTY, PLANT AND EQUIPMENT

     Effective August 12, 1997, the Company acquired the building and equipment of Ojai Valley Community Hospital for a price of $4,800,000. The Company had been leasing this facility prior to that date.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

PUBLIC OFFERING OF COMMON STOCK

     The Company is in the registration process under the Securities Act of 1933 for a public offering of common stock. The net proceeds from the offering are planned to be used to reduce the balance of the outstanding term and revolving credit loans, redeem the outstanding balance of the Series A redeemable senior preferred stock plus accrued dividends, and repurchase a portion of the common stock held by GTCR and Leeway & Co. In connection with the offering, the Series B redeemable junior preferred stock will be converted into common stock. The conversion will be effected at the public offering price of the common stock.

EXERCISE OF WARRANT

     On September 12, 1997, Leeway & Co. exercised its warrant to purchase 253,228 shares of the Company's common stock. The warrant had an exercise price of $0.061 per share, resulting in total proceeds to the Company of $15,447 (see
Note 7.)

REINCORPORATION

     On February 4, 1998, the Company merged with a wholly-owned subsidiary in order to change its jurisdiction of incorporation to Delaware and change its name to Province Healthcare Company. In the Merger, the Company exchanged 1.83 shares of its no par common stock for each share of the subsidiary's $0.01 par value common stock. All common share and per share data included in the consolidated financial statements and footnotes thereto, have been restated to reflect this reincorporation.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

                CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                              SEPTEMBER 30,
                                                                   1997
                                                              --------------
                                                              (IN THOUSANDS)
                                   ASSETS
Current assets:
  Cash and cash equivalents.................................     $  5,896
  Accounts receivable, less allowance for doubtful accounts
     of $6,260..............................................       29,879
  Inventories...............................................        3,381
  Prepaid expenses and other................................        7,614
                                                                 --------
          Total current assets..............................       46,770
Property, plant and equipment, net..........................       58,555
Other assets:
  Cost in excess of net assets acquired.....................       53,389
  Other.....................................................       14,021
                                                                 --------
                                                                   67,410
                                                                 --------
                                                                 $172,735
                                                                 ========
             LIABILITIES, REDEEMABLE PREFERRED STOCK AND COMMON
                       STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................     $  7,144
  Accrued salaries and benefits.............................        6,448
  Accrued expenses..........................................        4,360
  Current maturities of long-term obligations...............        1,921
                                                                 --------
          Total current liabilities.........................       19,873
Long-term obligations, less current maturities..............       86,069
Third-party settlements.....................................        5,542
Other liabilities...........................................       11,545
                                                                 --------
                                                                  103,156
Mandatory redeemable preferred stock........................       50,153
Common stockholders' equity (deficit):
  Common stock, no par value, authorized 20,000,000; issued
     and outstanding 6,330,614..............................        2,122
  Retained deficit..........................................       (2,569)
                                                                 --------
                                                                     (447)
                                                                 --------
                                                                 $172,735
                                                                 ========

                            See accompanying notes.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                FOR THE
                                                                PERIOD
                                                              FEBRUARY 2,     NINE MONTHS
                                                                1996 TO          ENDED
                                                             SEPTEMBER 30,   SEPTEMBER 30,
                                                                 1996            1997
                                                             -------------   -------------
                                                                    (IN THOUSANDS)
Revenue:
  Net patient service revenue...............................    $3,944         $107,524
  Management and professional services......................        --           12,325
  Other.....................................................        33            4,099
                                                                ------         --------
Net operating revenue.......................................     3,977          123,948
                                                                ------         --------
Expenses:
  Salaries, wages and benefits..............................     1,725           52,009
  Purchased services........................................       384           17,269
  Supplies..................................................       496           11,943
  Provision for doubtful accounts...........................       550            8,806
  Other operating expenses..................................       479           12,515
  Rentals and leases........................................        43            3,865
  Depreciation and amortization.............................       309            5,393
  Interest expense..........................................       441            6,177
  Loss (gain) on sale of assets.............................        --             (156)
                                                                ------         --------
Total expenses..............................................     4,427          117,821
                                                                ------         --------
(Loss) income before provision for income taxes.............      (450)           6,127
Provision for income taxes..................................        --            2,818
                                                                ------         --------
Net (loss) income...........................................    $ (450)        $  3,309
                                                                ======         ========
Preferred stock dividends and accretion.....................        --           (3,708)
                                                                ------         --------
Net loss to common shareholders.............................    $ (450)        $   (399)
                                                                ======         ========
Net loss per share to common shareholders...................    $(0.12)        $  (0.06)
                                                                ======         ========
Weighted average number of common and common equivalent
  shares....................................................     3,878            6,501
                                                                ======         ========

                            See accompanying notes.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

             CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN COMMON
                         STOCKHOLDERS' EQUITY (DEFICIT)
                                  (UNAUDITED)

                                                             NO PAR VALUE
                                                             COMMON STOCK      RETAINED
                                                          ------------------   EARNINGS
                                                           SHARES     AMOUNT   (DEFICIT)    TOTAL
                                                          ---------   ------   ---------   -------
                                                                   (DOLLARS IN THOUSANDS)
Balance at December 31, 1996............................  5,370,500   $1,680    $(2,170)   $  (490)
  Net income............................................         --       --      3,309      3,309
  Issuance of stock.....................................    960,114      442         --        442
  Dividends and accretion...............................         --       --     (3,708)    (3,708)
                                                          ---------   ------    -------    -------
Balance at September 30, 1997...........................  6,330,614   $2,122    $(2,569)   $  (447)
                                                          =========   ======    =======    =======

                            See accompanying notes.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                 FOR THE
                                                                 PERIOD
                                                               FEBRUARY 2,      NINE MONTHS
                                                                 1996 TO           ENDED
                                                              SEPTEMBER 30,    SEPTEMBER 30,
                                                                  1996             1997
                                                              -------------    -------------
                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES
Net loss....................................................    $   (450)        $  3,309
Adjustments to reconcile net loss to cash provided by (used
  in) operating activities:
  Depreciation and amortization.............................         309            5,393
  Provision for doubtful accounts...........................         550            8,806
  Deferred income taxes.....................................          --             (487)
  Provision for professional liability......................          --             (112)
Changes in operating assets and liabilities, net of effects
  from acquisitions and disposals:
  Accounts receivable.......................................          82          (15,856)
  Inventories...............................................          53             (438)
  Prepaid expenses and other................................        (422)           1,338
  Other assets..............................................        (709)          (1,096)
  Accounts payable and accrued expenses.....................      (1,385)          (1,891)
  Accrued salaries and benefits.............................         580           (1,324)
  Third party settlements...................................          --           (1,062)
  Other liabilities.........................................       1,578            1,324
                                                                --------         --------
Net cash provided by (used in) operating activities.........         186           (2,096)
INVESTING ACTIVITIES
Purchase of property, plant and equipment...................         (50)         (12,708)
Purchase of acquired companies..............................     (23,183)          (2,562)
                                                                --------         --------
Net cash used in investing activities.......................     (23,233)         (15,270)
FINANCING ACTIVITIES
Proceeds from long-term debt................................      13,700            9,000
Repayments of debt..........................................        (148)          (1,402)
Issuance of common stock....................................          85              442
Issuance of preferred stock.................................      13,847            3,755
Proceeds from common stock note.............................          --              211
Other.......................................................         307               --
                                                                --------         --------
Net cash provided by financing activities...................      27,791           12,006
                                                                --------         --------
Net increase (decrease) in cash and cash equivalents........       4,744           (5,360)
Cash and cash equivalents at beginning of period............          --           11,256
                                                                --------         --------
Cash and cash equivalents at end of period..................    $  4,744         $  5,896
                                                                ========         ========
ACQUISITIONS
Fair value of assets acquired...............................    $ 26,394         $  2,683
Liabilities assumed.........................................      (3,211)            (121)
                                                                --------         --------
Cash paid...................................................    $ 23,183         $  2,562
                                                                ========         ========

                            See accompanying notes.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                               SEPTEMBER 30, 1997

1.  BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 1997, are not necessarily indicative of the results that may be expected for the year ended December 31, 1997. For further information, refer to the consolidated financial statements and footnotes thereto included herein.

2.  NET LOSS PER SHARE

     Net loss per share is computed using the weighted average number of shares of common stock outstanding during the period, including dilutive common equivalent shares from stock options and warrants (using the treasury stock method). Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, all common stock issued, and common stock options and warrants granted, by the Company at prices below the initial public offering price during the twelve-month period prior to the initial public offering have been included in the calculation as if they were outstanding for the full fiscal year (using the treasury stock method).

3.  ACQUISITIONS

     In October 1996, the Company acquired Starke Memorial Hospital by assuming certain liabilities ($211,000), purchasing net assets ($458,000) and entering into a capital lease agreement for a purchase price of $7,742,000. The allocation of the unallocated purchase price of $7,495,000 was finalized in the third quarter of 1997 and consisted of property, plant and equipment and cost in excess of net assets acquired of $5,201,000 and $2,294,000, respectively. The cost in excess of net assets acquired is being amortized over 20 years.

     Effective August 1, 1997, the Company acquired Needles Desert Communities Hospital by entering into a 15-year lease agreement with three five-year renewal terms and by purchasing assets totaling $631,000, prepaying rent totaling $2,052,000, and assuming certain liabilities totaling $121,000.

     Purchase of Hospital Property, Plant and Equipment -- Effective August 12, 1997, the Company acquired the building and equipment of Ojai Valley Community Hospital for a price of $4,800,000. The Company had been leasing this facility prior to that date.

4.  CONTINGENCIES

     Management continually evaluates contingencies based on the best available evidence and believes that adequate provision for losses has been provided to the extent necessary. In the opinion of management, the ultimate resolution of the following contingencies will not have a material effect on the Company's results of operations or financial position.

GENERAL AND PROFESSIONAL LIABILITY RISKS

     The reserve for the self-insured portion of general and liability and professional liability risks is included in "Other liabilities" and is based on actuarially determined estimates.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

                                  (UNAUDITED)

LITIGATION

     The Company currently, and from time to time, is expected to be subject to claims and suits arising in the ordinary course of business.

NET PATIENT SERVICE REVENUE

     Final determination of amounts earned under the Medicare and Medicaid programs often occurs in subsequent years because of audits by the programs, rights of appeal and the application of numerous technical provisions.

FINANCIAL INSTRUMENTS

     On March 10, 1997, as required by the credit facility, the Company entered into an interest rate swap agreement, which effectively converted for a five-year period $35 million of floating rate borrowings to fixed rate borrowings. Interest rate swap agreements are used on a limited basis to manage the Company's interest rate exposure. The agreements are contracts to periodically exchange fixed and floating interest rate payments over the life of the agreements. The floating-rate payments are based on LIBOR and fixed-rate payments are dependent upon market levels at the time the swap agreement was consummated. For the nine months ended September 30, 1997 the Company received a weighted average rate of 5.69% and paid a weighted average rate of 6.27%.

5.  STOCKHOLDERS' EQUITY

STOCK OPTIONS

     In March 1997, the Company's Board of Directors approved a stock option plan (the Plan) under which options to purchase common stock may be granted to officers, employees, and directors. Options are granted at no less than market price on the date of grant.

     Under the Plan, 959,016 shares have been reserved for grant. In March 1997, the Company granted options to purchase an aggregate of 284,530 shares of Common Stock at an exercise price of $4.575. The options granted vest and are exercisable ratably over a five-year period. In September 1997, the Company's Board of Directors approved the grant of options to acquire 70,586 common shares at an exercise price per share equal to the initial public offering price of the Company's common stock. Shares available for grant total 674,486.

STOCK SALE

     In July 1997, GTCR exercised its right, obtained in December 1996, to make the First Additional Investment and purchase shares of the Company's redeemable junior preferred stock at $1,000 per share and common stock at $0.61 per share. GTCR acquired 2,733 shares of redeemable junior preferred stock and 448,033 shares of common stock thereunder. Leeway & Co., Mr. Rash, Mr. Gore, and the two banks were obligated to purchase specified amounts of redeemable junior preferred stock and common stock at the same per share prices in the event GTCR exercised its right to acquire redeemable junior preferred stock and common stock and, accordingly, purchased 1,022 shares of redeemable junior preferred stock and 258,853 shares of common stock. Net proceeds from the stock sale totaled $4,182,000.

     In connection with the anticipated public offering of its common stock, the rights of GTCR, Leeway & Co., Mr. Rash, and Mr. Gore, to purchase stock of the Company pursuant to the Second Initial Investment will be terminated with no purchases being made.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

                                  (UNAUDITED)

EXERCISE OF WARRANT

     On September 12, 1997, Leeway & Co. exercised its warrant to purchase 253,228 shares of the Company's common stock. The warrant had an exercise price of $0.061 per share, resulting in total proceeds to the Company of $15,447.

6.  SUBSEQUENT EVENTS

PUBLIC OFFERING OF COMMON STOCK

     The Company is in the registration process under the Securities Act of 1933 for a public offering of common stock which is expected to close in the first quarter of 1998. The net proceeds from the offering are planned to be used to reduce the balance of the outstanding term and revolving credit loans, redeem the outstanding balance of the Series A redeemable senior preferred stock plus accrued dividends, and repurchase approximately 1,000,000 shares of common stock held by GTCR and Leeway & Co. In connection with the offering, the Series B redeemable junior preferred stock will be converted into common stock. The conversion will be effected at the public offering price of the common stock.

REINCORPORATION

     On February 4, 1998, the Company merged with a wholly-owned subsidiary in order to change its jurisdiction of incorporation to Delaware and change its name to Province Healthcare Company. In the Merger, the Company exchanged 1.83 shares of its no par common stock for each share of the subsidiary's $0.01 par value common stock. All post-recapitalization common share and per share data, included in the consolidated financial statements and footnotes thereto, have been restated to reflect this reincorporation.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Brim, Inc.

     We have audited the accompanying consolidated balance sheet of Brim, Inc. and subsidiaries as of December 18, 1996 and the related consolidated statements of income, changes in common stockholders' equity (deficit), and cash flows for the period January 1, 1996 to December 18, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brim, Inc. and subsidiaries as of December 18, 1996, and the consolidated results of their operations and their cash flows for the period January 1, 1996 to December 18, 1996 in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Nashville, Tennessee
April 30, 1997,
  except for Notes 2 and 16, as to which the date is February 4, 1998

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Brim, Inc.:

     We have audited the accompanying consolidated balance sheet of Brim, Inc. and subsidiaries as of December 31, 1995, and the related consolidated statements of income, changes in common stockholders' equity (deficit), and cash flows for the years ended December 31, 1994 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brim, Inc. and subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for the years ended December 31, 1994 and 1995, in conformity with generally accepted accounting principles.

     As discussed more fully in Note 1 to the consolidated financial statements, the Company changed its accounting for its provision for professional liability and comprehensive general liability, and its accounting for one of its hospital leases and, accordingly, has restated the consolidated financial statements referred to above to reflect these changes.

                                          KPMG Peat Marwick LLP

Portland, Oregon
March 8, 1996, except for Note 1
to the consolidated financial statements, as to which the date is January 16, 1998

                          BRIM, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                              DECEMBER 31,    DECEMBER 18,
                                                                  1995            1996
                                                              ------------    ------------
                                          ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 2,287         $ 27,828
  Accounts receivable, less allowance for doubtful accounts
     of $2,078 in 1995 and $3,468 in 1996...................     18,286           18,889
  Inventories...............................................      1,754            2,140
  Prepaid expenses and other................................      6,403            7,125
                                                                -------         --------
          Total current assets..............................     28,730           55,982
Property, plant and equipment, net..........................     14,430           16,954
Other assets:
  Investments in other health care-related businesses.......      4,564              423
  Other.....................................................      3,164            3,639
                                                                -------         --------
                                                                  7,728            4,062
                                                                -------         --------
                                                                $50,888         $ 76,998
                                                                =======         ========
                    LIABILITIES, REDEEMABLE PREFERRED STOCK AND COMMON
                              STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................    $ 4,065         $  6,312
  Accrued salaries and benefits.............................      3,661            4,742
  Accrued expenses..........................................      2,128            4,256
  Current maturities of long-term obligations...............      1,247            1,318
                                                                -------         --------
          Total current liabilities.........................     11,101           16,628
Long-term obligations, less current maturities..............      7,161           75,995
Third-party settlements.....................................      6,472            6,604
Other liabilities...........................................      1,972            2,255
                                                                -------         --------
                                                                 15,605           84,854
Mandatory redeemable preferred stock........................      8,816           31,824
Common stockholders' equity (deficit):
  Common stock -- no par value; authorized 10,000,000 shares in 1995 and 20,000,000 in 1996; issued and outstanding
     813,529 in 1995 and 2,612,553 in 1996..................        414            1,594
  Notes receivable for common stock.........................         --             (180)
  Common stock warrant......................................         --              139
  Retained earnings (deficit)...............................     14,952          (57,861)
                                                                -------         --------
                                                                 15,366          (56,308)
                                                                -------         --------
                                                                $50,888         $ 76,998
                                                                =======         ========

                            See accompanying notes.

                          BRIM, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                                       FOR THE
                                                                                        PERIOD
                                                                                      JANUARY 1,
                                                          YEAR ENDED DECEMBER 31,      1996 TO
                                                          ------------------------   DECEMBER 18,
                                                             1994          1995          1996
                                                          ----------    ----------   ------------
Revenue:
  Net patient service revenue...........................    $ 78,109      $ 75,871     $ 87,900
  Management and professional services..................      15,969        19,567       18,330
  Other.................................................       7,989         5,776        6,370
                                                            --------      --------     --------
          Net operating revenue.........................     102,067       101,214      112,600
                                                            --------      --------     --------
Expenses:
  Salaries, wages and benefits..........................      53,659        55,289       58,105
  Purchased services....................................      16,879        14,411       17,199
  Supplies..............................................      11,035        10,143       11,218
  Provision for doubtful accounts.......................       5,056         4,601        7,669
  Other operating expenses..............................       5,363         8,030        8,674
  Rentals and leases....................................       3,172         3,555        4,491
  Depreciation and amortization.........................       1,723         1,964        1,773
  Interest expense......................................         935           738        1,675
  Costs of recapitalization.............................          --            --        8,951
  (Gain) loss on sale of assets.........................        (635)       (2,814)         442
                                                            --------      --------     --------
          Total expenses................................      97,187        95,917      120,197
                                                            --------      --------     --------
Income (loss) from continuing operations before
  provision for income taxes............................       4,880         5,297       (7,597)
Provision (benefit) for income taxes....................       2,022         1,928       (2,290)
                                                            --------      --------     --------
Income (loss) from continuing operations................       2,858         3,369       (5,307)
Discontinued operations:
(Loss) income from discontinued operations, less
  applicable income taxes...............................        (157)          783          537
(Loss) gain on disposal of discontinued operations, to
  related parties in 1996, less applicable income
  taxes.................................................          --        (1,047)       5,478
                                                            --------      --------     --------
          Total discontinued operations.................        (157)         (264)       6,015
                                                            --------      --------     --------
Net income..............................................    $  2,701      $  3,105     $    708
                                                            ========      ========     ========

                            See accompanying notes.

                          BRIM, INC. AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF CHANGES IN COMMON
                         STOCKHOLDERS' EQUITY (DEFICIT)
                             (DOLLARS IN THOUSANDS)

                                                         NOTES
                                     NO PAR VALUE      RECEIVABLE
                                     COMMON STOCK         FOR       COMMON    RETAINED
                                  ------------------     COMMON      STOCK    EARNINGS
                                   SHARES     AMOUNT     STOCK      WARRANT   (DEFICIT)    TOTAL
                                  ---------   ------   ----------   -------   ---------   --------
Balance at January 1, 1994 -- as
  previously reported...........    837,154   $  824     $  --        $ --     $  8,289   $  9,113
  Prior period adjustment --
     (Note 1)                            --       --        --          --          857        857
                                  ---------   ------     -----        ----     --------   --------
  Balance at January 1, 1994 --
     as restated................    837,154      824        --          --        9,146      9,970
  Issuance of stock.............     33,490      546        --          --           --        546
  Retirement of stock...........    (52,922)    (837)       --          --           --       (837)
  Net income....................         --       --        --          --        2,701      2,701
                                  ---------   ------     -----        ----     --------   --------
Balance at December 31, 1994....    817,722      533        --          --       11,847     12,380
  Issuance of stock.............     12,328      245        --          --           --        245
  Retirement of stock...........    (16,521)    (364)       --          --           --       (364)
  Net income....................         --                 --          --        3,105      3,105
                                  ---------   ------     -----        ----     --------   --------
Balance at December 31, 1995....    813,529      414        --          --       14,952     15,366
  Recapitalization
     transaction................  1,799,024    1,180      (180)        139      (73,521)   (72,382)
  Net income....................         --       --        --          --          708        708
                                  ---------   ------     -----        ----     --------   --------
Balance at December 18, 1996....  2,612,553   $1,594     $(180)       $139     $(57,861)  $(56,308)
                                  =========   ======     =====        ====     ========   ========

                            See accompanying notes.

                          BRIM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                           FOR THE
                                                                                            PERIOD
                                                                     YEAR ENDED           JANUARY 1,
                                                                    DECEMBER 31,           1996 TO
                                                              ------------------------   DECEMBER 18,
                                                                 1994          1995          1996
                                                              ----------    ----------   ------------
OPERATING ACTIVITIES
Net income..................................................  $    2,701    $    3,105     $    708
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Depreciation and amortization.............................       2,155         2,631        1,773
  Provision for doubtful accounts...........................       5,076         4,734        7,669
  Loss (income) from investments............................          64           (86)         272
  Deferred income taxes.....................................         203          (137)      (3,277)
  Gain on sale of assets....................................        (361)       (2,608)      (8,519)
  Provision for professional liability......................         433           301          468
  Changes in operating assets and liabilities, net of effects from acquisitions and disposals:
    Accounts receivable.....................................      (9,493)       (5,269)      (5,899)
    Inventories.............................................         124          (140)         (48)
    Prepaid expenses and other..............................        (408)        3,178        2,448
    Accounts payable and accrued expenses...................       1,044        (1,880)       3,450
    Accrued salaries and benefits...........................          --            --        1,144
    Third-party settlements.................................       1,693            62          245
    Other liabilities.......................................        (136)          232         (214)
                                                              ----------    ----------     --------
Net cash provided by (used in) operating activities.........       3,095         4,123          220
INVESTING ACTIVITIES
Purchase of property, plant and equipment...................      (5,271)       (1,398)     (12,642)
Net capital contributions and withdrawals -- investments....      (1,489)       (2,063)       1,775
Purchase of acquired company................................      (4,364)      (15,765)      (1,763)
Proceeds from sale of assets................................       5,688        20,607       21,957
Sale of marketable securities...............................       1,031            --           --
Escrow deposit on facility purchase.........................       3,829        (3,829)          --
Other.......................................................        (138)          921           51
                                                              ----------    ----------     --------
Net cash (used in) provided by investing activities.........        (714)       (1,527)       9,378
FINANCING ACTIVITIES
Proceeds from long-term debt................................       2,871            39       72,000
Repayments of debt..........................................      (5,619)       (2,048)      (6,657)
Issuance of common stock....................................         546           245           --
Repurchase of common stock..................................        (837)         (364)          --
Recapitalization............................................          --            --      (49,400)
                                                              ----------    ----------     --------
Net cash (used in) provided by financing activities.........      (3,039)       (2,128)      15,943
                                                              ----------    ----------     --------
Net (decrease) increase in cash and cash equivalents........        (658)          468       25,541
Cash and cash equivalents at beginning of year..............       2,477         1,819        2,287
                                                              ----------    ----------     --------
Cash and cash equivalents at end of year....................  $    1,819    $    2,287     $ 27,828
                                                              ==========    ==========     ========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid during the year...............................  $      925    $    1,584     $    558
                                                              ==========    ==========     ========
Income taxes paid during the year...........................  $    1,842    $    4,183     $  2,288
                                                              ==========    ==========     ========
ACQUISITIONS
Fair value of assets acquired...............................  $    4,632    $   15,784     $  3,092
Liabilities assumed.........................................        (268)          (19)      (1,329)
                                                              ----------    ----------     --------
Cash paid...................................................  $    4,364    $   15,765     $  1,763
                                                              ==========    ==========     ========
SALE OF ASSETS
Assets sold.................................................  $    5,364    $   17,791     $ 13,274
Liabilities released........................................          --           505          155
Debt assumed by purchaser...................................         (37)         (297)          --
Gain on sale of assets......................................         361         2,608        8,519
                                                              ----------    ----------     --------
Cash received...............................................  $    5,688    $   20,607     $ 21,948
                                                              ==========    ==========     ========
NONCASH TRANSACTIONS
Property, plant and equipment acquired through capital
  leases....................................................  $       --    $       --     $  3,045
                                                              ==========    ==========     ========
Noncash issuance of stock in connection with
  recapitalization..........................................  $       --    $       --     $  4,118
                                                              ==========    ==========     ========

                            See accompanying notes.

                          BRIM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 18, 1996

1.  RESTATEMENT OF FINANCIAL STATEMENTS

     The Company has restated its consolidated financial statements for the years ended December 31, 1994 and 1995 in order to reflect the provision for professional liability and comprehensive general liability not previously recognized. As stated in Note 2 to the consolidated financial statements, the Company is insured for professional liability based on a claims-made policy. For claims reported outside of the policy term, the Company has established a liability based on an estimate for claims incurred but not reported (IBNR). This IBNR liability was not reported in previous years. The Company has also restated its consolidated financial statements for the years ended December 31, 1994 and 1995 in order to account for one of its hospital leases as a capital lease. The impact of the restatement on the Company's financial results as originally reported is summarized below (In thousands):

                                                        YEAR ENDED DECEMBER 31,
                                               -----------------------------------------
                                                      1994                  1995
                                               -------------------   -------------------
                                                  AS         AS         AS         AS
                                               REPORTED   RESTATED   REPORTED   RESTATED
                                               --------   --------   --------   --------
Other operating expenses.....................  $ 4,930    $ 5,363    $ 7,729    $ 8,030
Provision for income taxes...................    2,097      2,022      1,953      1,928
Net income...................................    2,818      2,701      3,145      3,105
Retained earnings............................   11,107     11,847     14,252     14,952

     Retained earnings at January 1, 1994 has been restated in the accompanying consolidated statements of changes in common stockholders' equity to reflect a cumulative increase in earnings of $857,000 relating to the establishment of the IBNR liability and the change in accounting for one of its hospital leases.

2.  ORGANIZATION AND ACCOUNTING POLICIES

     Brim, Inc. and its subsidiaries (Brim or the Company) are engaged in the business of owning, leasing and managing hospitals in non-urban communities principally in the northwestern and southwestern United States. As more fully described in Note 3, the Company consummated a leveraged recapitalization on December 18, 1996. Immediately thereafter, as more fully described in Note 16, a subsidiary of the Company merged with Principal Hospital Company (PHC) in a transaction accounted for as a reverse acquisition of Brim by PHC. These accompanying financial statements present the historical cost basis of Brim's assets and liabilities after the leveraged recapitalization but prior to the reverse acquisition. The reverse acquisition resulted in a new basis of accounting such that Brim's assets and liabilities were recorded at their fair value in PHC's consolidated balance sheet upon consummation of the reverse acquisition. Brim, the predecessor company, was renamed Principal Hospital Company on January 16, 1997. Subsequently in February 1998, the merged company was renamed Province Healthcare Company (Province) during the reincorporation more fully described in Note 16. Province is considered the successor company of Brim.

BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and partnerships in which the Company or one of its subsidiaries is a general partner and has a controlling interest. All significant intercompany accounts and transactions have been eliminated in consolidation.

                          BRIM, INC. AND SUBSIDIARIES

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

     Cash equivalents include all highly liquid investments with an original maturity of three months or less when acquired. The Company places its cash in financial institutions that are federally insured and limits the amount of credit exposure with any one financial institution.

PATIENT ACCOUNTS RECEIVABLE

     The Company's primary concentration of credit risk is patient accounts receivable, which consist of amounts owed by various governmental agencies, insurance companies and private patients. The Company manages the receivables by regularly reviewing its accounts and contracts and by providing appropriate allowances for uncollectible amounts. Significant concentrations of gross patient accounts receivable at December 18, 1996, consist of receivables from Medicare and Medicaid of 27% and 19%, respectively. Concentration of credit risk relating to accounts receivable is limited to some extent by the diversity and number of patients and payors and the geographic dispersion of the Company's operations.

INVENTORIES

     Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated on the basis of cost. Routine maintenance and repairs are charged to expense as incurred. Expenditures that increase values, change capacities or extend useful lives are capitalized. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which range from 3 to 40 years. Amortization of equipment under capital leases is included in the provision for depreciation.

OTHER ASSETS

     Deferred loan costs totaling $2,959,000 at December 18, 1996 are included in other noncurrent assets and are amortized over the term of the related debt by the interest method.

RISK MANAGEMENT

     The Company maintains self-insured medical and dental plans for employees. Claims are accrued under these plans as the incidents that give rise to them occur. Unpaid claim accruals are based on the estimated ultimate cost of settlement, including claim settlement expenses, in accordance with an average lag time and past experience. The Company has entered into reinsurance agreements for certain plans with independent insurance companies to limit its losses on claims. Under the terms of these agreements, the insurance companies will reimburse the Company based on the level of reinsurance which ranges from $30,000 per individual claim up to $1,000,000. These reimbursements are included in salaries, wages and benefits in the accompanying consolidated statements of income.

                          BRIM, INC. AND SUBSIDIARIES

     The Company is insured for professional liability based on a claims-made policy purchased in the commercial insurance market. The provision for professional liability and comprehensive general liability claims include estimates of the ultimate costs for claims incurred but not reported, in accordance with actuarial projections based on past experience. Management is aware of no potential professional liability claims whose settlement, if any, would have a material adverse effect on the Company's consolidated financial position or results of operations.

OTHER NONCURRENT LIABILITIES

     Other noncurrent liabilities consist primarily of insurance liabilities, including an estimated liability for incurred but not reported professional liability claims, supplemental deferred compensation liability and minority interests in net assets of subsidiaries.

PATIENT SERVICE REVENUE

     Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Estimated settlements under third-party reimbursement agreements are accrued in the period the related services are rendered and adjusted in future periods as final settlements are determined.

     Approximately 61% of gross patient service revenue for each of the years ended December 31, 1994 and 1995, and for the period January 1, 1996 to December 18, 1996, is from participation in the Medicare and state sponsored Medicaid programs.

MANAGEMENT AND PROFESSIONAL SERVICES

     Management and professional services is comprised of fees from management and professional consulting services provided to third-party hospitals pursuant to management contracts and consulting arrangements. The base fees associated with the hospital management contracts are determined in the initial year of the contract on an individual hospital basis. In certain contracts, the Company is entitled to a yearly bonus based on the performance of the managed hospital. The base fee, which is fixed, is based on a fair market wage and is not dependent on any bonus structure. The management contracts are adjusted yearly based on an agreed upon inflation indicator. The substantial majority of management and professional services revenue consists of the management fees earned under the hospital management contracts and reimbursable expenses. The reimbursable expenses relate to salaries and benefits of Company employees that serve as executives at the managed hospitals. The salaries and benefits of these employees are legal obligations of, and are paid by, the Company and are reimbursed by the managed hospitals. Fees are recognized as revenue as services are performed. Reimbursable expenses are included in salaries, wages and benefits in the accompanying consolidated statements of income. Management and professional services revenue, excluding reimbursable expenses, was $9,048,000, $10,652,000 and $9,329,000 for the years ended December 31, 1994 and 1995, and for the period January 1, 1996 to December 18, 1996, respectively. The Company does not maintain any ownership interest in and does not fund operating losses or guarantee any minimum income for these managed hospitals. The Company does not have any guarantees to these hospitals, except for one managed hospital for which the Company has guaranteed the hospital's long-term debt of $500,000.

STOCK BASED COMPENSATION

     The Company, from time to time, grants stock options for a fixed number of common shares to employees. The Company accounts for stock option grants in accordance with APB Opinion No. 25,

                          BRIM, INC. AND SUBSIDIARIES

Accounting for Stock Issued to Employees, and accordingly, recognizes no compensation expense for the stock option grants when the exercise price of the options equals, or is greater than, the market price of the underlying stock on the date of grant.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 128, Earnings per Share and SFAS No. 129, Disclosure of Information about Capital Structure. These statements are effective for periods ending after December 15, 1997.

     SFAS No. 128 establishes standards for computing and presenting earnings per share. This Statement simplifies the standards for computing earnings per share and requires dual presentation of basic and diluted earnings per share on the face of the statement of income and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation. The Company does not present earnings per share information since its common stock is not publicly-held.

     SFAS No. 129 establishes standards for disclosing information about a company's capital structure. The adoption of SFAS No. 129 is not expected to materially alter disclosures presently being provided.

RECLASSIFICATIONS

     Certain reclassifications have been made in the 1994 and 1995 consolidated financial statements to conform to the 1996 presentation. These reclassifications had no effect on the results of operations previously reported.

3.  RECAPITALIZATION

     On December 18, 1996, Brim was recapitalized pursuant to an Investment Agreement dated November 21, 1996, by and between Brim and Golder, Thoma, Cressey, Rauner Fund IV, L.P. (GTCR), and PHC. The basic elements of the recapitalization of the Company included the following: GTCR and other investors purchased new shares of the Company's common and preferred stock; the Company sold its senior living business and entered into a new credit facility to, along with the proceeds from the sale of the new shares, provide financing for the redemption of a portion of the pre-existing common and preferred stock; this pre-existing common and preferred stock was redeemed; and certain pre-existing debt was repaid. The recapitalization was accounted for as such and, accordingly, did not result in a new basis of accounting.

     The principal elements of the recapitalization included the following:

     - Brim sold for cash its two wholly-owned subsidiaries engaged in senior living activities for a gross sales price of $19.7 million (see Note 11), and sold for cash certain real estate properties for a price of $406,500 plus assumption of debt of approximately $800,000 (see Note 4).

     - GTCR purchased 1,051,476 shares, Mr. Martin Rash purchased 16,886 shares, Mr. Richard Gore purchased 31,477 shares, two banks purchased 15,737 shares, and Leeway & Co., a subsidiary of AT&T, purchased 615,082 shares of Brim newly-designated common stock for cash of approximately $1.1 million. Messrs. Rash and Gore purchased 295,011 shares of Brim newly-designated common stock for notes of $179,956.

                          BRIM, INC. AND SUBSIDIARIES

     - Through a series of transactions, Brim pre-transaction shareholders who were to remain shareholders after the recapitalization received 3,580 shares of newly-designated junior preferred stock and 586,884 shares of Brim newly-designated common stock with a value of approximately $4.0 million in exchange for their common stock of Brim.

     - GTCR purchased 6,414 shares, Mr. Rash purchased 103 shares, Mr. Gore purchased 192 shares, two banks purchased 96 shares and Leeway & Co. purchased 3,752 shares of newly-designated redeemable junior preferred stock for cash of approximately $10.6 million.

     - Leeway & Co. purchased 20,000 shares of newly designated redeemable senior preferred stock and was issued a warrant to purchase 253,228 shares of newly-designated common stock for total cash consideration of $20.0 million. A value of $139,000 was assigned to the warrant.

     - Brim entered into a $100.0 million credit facility with First Union National Bank and borrowed $35.0 million under the term loan portion of the facility, and $37.0 million under the $65.0 million revolving credit portion of the facility.

     - The outstanding common stock of all Brim shareholders who were not to remain as shareholders after the recapitalization was exchanged for redeemable junior preferred stock. The preferred stock was then redeemed for cash of approximately $42.3 million, and outstanding stock options were settled for cash of approximately $8.0 million.

     - Brim redeemed pre-existing Series A preferred stock held by General Electric Credit Corporation for cash of approximately $29.9 million.

     - Existing Brim debt of $5.4 million was paid.

     - An aggregate of approximately $6.5 million was deposited into escrow accounts for possible breaches of representations and warranties that were made in connection with the recapitalization. Escrow funds not used for settlement of breaches within 18 months of the recapitalization will be released to the redeemed Brim shareholders.

     The common stock ownership subsequent to the recapitalization consists of a 22.5% interest held by certain of the pre-recapitalization Brim shareholders and 77.5% held by the new investors.

     The recapitalization resulted in a direct charge to retained earnings in the amount of $73,521,000, comprised of the following:

Excess of redemption amount over carrying amount of common
  stock redeemed............................................  $52,337,000
Excess of redemption amount over carrying amount of
  preferred stock redeemed..................................   21,037,000
Issuance costs related to the sale of new shares of common
  stock.....................................................      147,000
                                                              -----------
               Total........................................  $73,521,000
                                                              ===========

     Total financing fees and legal, accounting and other related costs of the recapitalization amounted to approximately $14,231,000. Costs totaling $8,951,000 were charged to operations at the date of the recapitalization, consisting of cash paid to buy-out stock options of $7,995,000 and transaction-related costs of $956,000. Costs of $2,321,000 associated with the sale of common and preferred stock were allocated to retained earnings (deficit) as to the common stock, and were netted against the proceeds as to the preferred stock. Financing costs of $2,959,000 associated with the credit facility with First Union National Bank were recorded as deferred loan costs.

                          BRIM, INC. AND SUBSIDIARIES

4.  ACQUISITIONS AND DIVESTITURES

     In February 1995, the Company acquired two senior living residences for approximately $15,800,000. In September 1995, the Company sold the real property of the two facilities and leased them back under an operating lease agreement for a minimum lease term of 15 years. The gain on the sale of $138,000 was deferred to be recognized over the lease term.

     In May 1995, the Company sold a hospital facility for approximately $6,000,000. Cash proceeds from the sale were approximately $5,200,000 and the Company recorded a gain on this transaction of approximately $2,500,000.

     In February 1996, the Company acquired Parkview Regional Hospital by entering into a 15-year operating lease agreement with two five-year renewal terms and by purchasing certain assets totaling $3,092,000 and assuming certain liabilities totaling $1,329,000, for a purchase price of $1,763,000. The operating results of Parkview have been included in the accompanying consolidated statements of income from the date of acquisition. Accordingly, the accompanying consolidated statement of income for the period January 1, 1996 to December 18, 1996 includes the results of approximately 10 months of operations of Parkview.

     In December 1996, the Company sold its senior living business (see Note 11) and certain assets related to three medical office buildings. The assets related to three medical office buildings were sold to a limited liability company for $406,500 plus assumption of debt of approximately $800,000. The accounting basis for the sale was fair market value and a pre-tax gain of approximately $94,000 was recognized on the sale. The members of the limited liability company were officers and employees of the Company prior to the recapitalization who collectively owned 75% of the Company's fully diluted common stock prior to the recapitalization.

     The following pro forma information related to continuing operations reflects the operations of the entities acquired in 1995 and 1996, and divested in 1995, as if the respective transactions had occurred as of the first day of the fiscal year immediately preceding the year of the transactions. The pro forma results of continuing operations do not purport to represent what the Company's results of continuing operations would have been had such transactions in fact occurred at the beginning of the years presented or to project the Company's results of operations in any future period.

                                                                                  FOR THE PERIOD
                                                      YEAR ENDED DECEMBER 31,      JANUARY 1 TO
                                                      ------------------------     DECEMBER 18,
                                                       1994(1)       1995(2)          1996(3)
                                                      ----------    ----------   -----------------
                                                                     (IN THOUSANDS)
Total revenue.......................................    $101,976      $111,201       $113,433
Income from continuing operations...................       3,060         3,849           (749)

---------------

(1) Excludes the hospital divested in 1995.
(2) Includes Parkview Regional Hospital and excludes the hospital divested in 1995.
(3) Includes Parkview Regional Hospital.

     The Company has minority interests in various health care related businesses. These investments are accounted for by the equity method. The assets, liabilities and results of operations of these businesses are not material to the consolidated financial statements.

                          BRIM, INC. AND SUBSIDIARIES

5.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                          DECEMBER 31,    DECEMBER 18,
                                                              1995            1996
                                                          ------------    ------------
                                                                 (IN THOUSANDS)
Land....................................................    $ 1,186         $   828
Leasehold improvements..................................      1,315           4,448
Buildings and improvements..............................      9,103           8,242
Equipment...............................................      9,742          10,136
                                                            -------         -------
                                                             21,346          23,654
Less allowances for depreciation and amortization.......     (7,634)         (7,130)
                                                            -------         -------
                                                             13,712          16,524
Construction-in-progress (estimated cost to complete at
  December 18, 1996 -- $1,049)..........................        718             430
                                                            -------         -------
                                                            $14,430         $16,954
                                                            =======         =======

     Assets under capital leases were $9,654,000 and $10,781,000 net of accumulated amortization of $3,775,000 and $4,602,000 at December 31, 1995 and December 18, 1996, respectively.

6.  LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following:

                                                          DECEMBER 31,    DECEMBER 18,
                                                              1995            1996
                                                          ------------    ------------
                                                                 (IN THOUSANDS)
Revolving credit agreement..............................     $  400         $37,000
Term loan...............................................         --          35,000
Other debt obligations..................................        111              87
Mortgage notes paid in full in 1996, interest ranging
  from 7.5% - 8.0%......................................      3,401              --
Various notes paid in full in 1996, interest ranging
  from 7.0% - 10.0%.....................................        478              --
                                                             ------         -------
                                                              4,390          72,087
Obligations under capital leases (see Note 12)..........      4,018           5,226
                                                             ------         -------
                                                              8,408          77,313
Less current maturities.................................     (1,247)         (1,318)
                                                             ------         -------
                                                             $7,161         $75,995
                                                             ======         =======

     In connection with the recapitalization (see Note 3), the Company entered into a $100 million credit facility in December 1996, consisting of a revolving credit agreement in an amount of up to $65,000,000 and a term loan in the amount of $35,000,000. There was $37,000,000 of borrowings outstanding under the revolving credit agreement and $35,000,000 under the term loan at December 18, 1996. Future borrowings under the revolver are limited, in certain instances, to acquisitions of identified businesses. At December 18, 1996, the Company had additional borrowing capacity available under the revolver of approximately $6,250,000.

     The loans under the credit agreement bear interest, at the Company's option, at the adjusted base rate or at the adjusted LIBOR rate. Interest was 9.25% at December 18, 1996. The Company

                          BRIM, INC. AND SUBSIDIARIES
pays a commitment fee of one-half of one percent on the unused portion of the revolving credit agreement. The Company may prepay the principal amount outstanding under the revolving credit agreement at any time before the maturity date of December 16, 1999. The term loan is payable in quarterly installments ranging from $1,250,000 commencing in the second quarter of 1998 to $2,250,000 in 2002, plus one payment of $2,000,000 in 2002.

     The Company has a standby letter of credit issued and outstanding with the bank totaling $603,000. Amounts outstanding are applied against the credit availability under the Company's revolving credit agreement.

     In certain circumstances, the Company is required to make mandatory prepayments of the term loan and revolver to the extent of (i) 100% of net proceeds from the issuance of equity securities in excess of $25,000,000, provided however that in connection with a qualified initial public offering of the Company's common stock, the Company shall only be required to make a mandatory prepayment in an amount equal to the first $20,000,000 of net cash proceeds; (ii) 100% of the net proceeds of any debt issued; and (iii) 100% of net proceeds from asset sales other than sales of obsolete equipment in the ordinary course of business or insurance proceeds.

     The credit facility limits, under certain circumstances, the Company's ability to incur additional indebtedness, including contingent obligations; sell material assets; retire, redeem or otherwise reacquire its capital stock; acquire the capital stock or assets of another business; or pay dividends. The credit facility also requires the Company to maintain a specified net worth and meet or exceed certain coverage, leverage, and indebtedness ratios. Indebtedness under the credit facility is secured by substantially all assets of the Company.

     Aggregate maturities of long-term obligations at December 18, 1996, excluding capital leases, are as follows (In thousands):

1997........................................................  $    47
1998........................................................    3,790
1999........................................................   42,750
2000........................................................    6,750
2001........................................................    7,750
Thereafter..................................................   11,000
                                                              -------
                                                              $72,087
                                                              =======

                          BRIM, INC. AND SUBSIDIARIES

7.  MANDATORY REDEEMABLE PREFERRED STOCK

     Redeemable preferred stock consists of the following:

                                                            DECEMBER 31,   DECEMBER 18,
                                                                1995           1996
                                                            ------------   ------------
                                                                  (IN THOUSANDS)
Series A redeemable senior preferred stock -- $1,000 per
  share stated value, authorized no shares in 1995 and
  25,000 in 1996, issued and outstanding no shares in 1995
  and 20,000 in 1996, net of issuance costs of $892,000
  and a warrant of $139,000 in 1996.......................     $   --        $18,969
Series B redeemable junior preferred stock -- $1,000 per
  share stated value, authorized no shares in 1995 and
  50,000 in 1996, issued and outstanding no shares in 1995
  and 14,137 shares in 1996, net of issuance costs of
  $1,282,000 in 1996......................................         --         12,855
Redeemable Series A preferred stock, no par value,
  authorized, issued and outstanding 96,000 shares in 1995
  and no shares in 1996, net of issuance costs of $784,000
  in 1995.................................................      8,816             --
                                                               ------        -------
                                                               $8,816        $31,824
                                                               ======        =======

     As described in Note 3, the Company redeemed all of the existing preferred stock and issued two new categories of preferred stock as part of the recapitalization on December 18, 1996.

     The issued and outstanding shares of Series A redeemable senior preferred stock are held by Leeway & Co., who purchased 20,000 shares and a warrant to purchase 253,228 shares of common stock for $20.0 million in connection with the recapitalization (see Note 3). Issuance costs totaled $892,000. Series A redeemable preferred stock pays cumulative preferential dividends which accrue on a daily basis at the rate of 11% and are payable in cash when and as declared by the Board of Directors. The issue is senior to all other classes of equity and has a liquidation preference equal to the purchase price plus all accrued dividends. The issue requires mandatory redemption after nine years for par value plus accrued but unpaid dividends. The Company may redeem part or all of the issue at any time for a liquidation preference of 105% for years one through five, 103% for year six, and 100% thereafter. Notwithstanding the foregoing, the redemption price is the stated value, plus accrued but unpaid dividends, for redemptions in connection with an initial public offering.

     The issued and outstanding Series B redeemable junior preferred stock consists of 6,414 shares issued to GTCR, 103 shares issued to Mr. Rash, 192 shares issued to Mr. Gore, and 96 shares issued to two banks for $6,805,000; 3,752 shares purchased by Leeway & Co. for $3,752,000; and 3,580 shares issued to Brim pre-recapitalization shareholders with a value of $3,580,000. Issuance costs totaled $1,282,000. Series B redeemable junior preferred stock pays cumulative preferential dividends which accrue on a daily basis at the rate of 8% and are payable in cash when and as declared by the board of directors. The issue is senior to all other classes of equity other than the senior preferred stock, and has a liquidation preference equal to the purchase price plus all accrued but unpaid dividends. The issue requires mandatory redemption after 10 years for the stated value plus accrued but unpaid dividends.

     The preferred stock does not have voting rights, and the Series A senior preferred stock is fully transferable in whole or in part to other financial institutions. The purchase agreements for preferred stock restrict the Company's ability to incur additional indebtedness, and restrict payment of

                          BRIM, INC. AND SUBSIDIARIES
dividends, redemption of securities, acquisition and merger activity, sale of a majority of assets, and the creation of unrelated businesses.

8.  STOCKHOLDERS' EQUITY AND STOCK OPTIONS

STOCK OPTIONS

     In prior years, the Company had granted nonstatutory stock options to employees under plans existing in those years. The 161,941 stock options outstanding under these plans were cashed-out for $7,995,000 in connection with the recapitalization (see Note 3) in December 1996. Details of stock option activity and pro forma information related to stock options granted in prior years have not been presented in these financial statements since such information would not be meaningful due to the change in the capital structure of the Company resulting from the recapitalization.

     At December 18, 1996, the Company did not have a stock option plan in place and no stock options were outstanding.

WARRANT

     In connection with the recapitalization in December 1996, the Company issued a warrant to purchase 253,228 shares of its common stock. The warrant has an exercise price of $0.061 per share and has a twelve-year term.

9.  PATIENT SERVICE REVENUE

     The Company has agreements with third-party payors that provide for payments to the Company at amounts different from its established rates. A summary of the payment arrangements with major third-party payors follows:

     - Medicare -- Inpatient acute care services rendered to Medicare program beneficiaries are paid at prospectively determined rates per diagnosis. These rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors. Inpatient nonacute services, certain outpatient services and medical education costs related to Medicare beneficiaries are paid based on a cost reimbursement methodology. The Company is reimbursed for cost reimbursable items at a tentative rate with final settlement determined after submission of annual cost reports by the Company and audits thereof by the Medicare fiscal intermediary. The Company's classification of patients under the Medicare program and the appropriateness of their admission are subject to an independent review. The Company's Medicare cost reports have been audited by the Medicare fiscal intermediary through December 31, 1993.

     - Medicaid -- Inpatient and outpatient services rendered to Medicaid program beneficiaries are reimbursed either under contracted rates or reimbursed for cost reimbursable items at a tentative rate with final settlement determined after submission of annual cost reports by the Company and audits thereof by Medicaid. The Company's Medicaid cost reports have been audited by the Medicaid fiscal intermediary through December 31, 1993.

     - Other -- The Company also has entered into payment agreements with certain commercial insurance carriers, health maintenance organizations and preferred provider organizations. The basis for payment to the Company under these agreements includes prospectively determined rates per discharge, discounts from established charges, and prospectively determined daily rates.

                          BRIM, INC. AND SUBSIDIARIES

     Final determination of amounts earned under the Medicare and Medicaid programs often occur in subsequent years because of audits by the programs, rights of appeal and the application of numerous technical provisions. Adjustments from finalization of prior year cost reports from both Medicare and Medicaid resulted in an increase in patient service revenue of $788,000 for the period January 1, 1996 to December 18, 1996.

10.  INCOME TAXES

     The provision for income tax expense (benefit) attributable to income from continuing operations consists of the following amounts (In thousands):

                                                                             FOR THE
                                                    YEAR ENDED               PERIOD
                                                   DECEMBER 31,          JANUARY 1, 1996
                                             ------------------------    TO DECEMBER 18,
                                                1994          1995            1996
                                             ----------    ----------    ---------------
Current:
  Federal..................................    $1,519        $1,580          $   561
  State....................................       300           334              134
                                               ------        ------          -------
                                                1,819         1,914              695
Deferred:
  Federal..................................       177            11           (2,411)
  State....................................        26             3             (574)
                                               ------        ------          -------
                                                  203            14           (2,985)
                                               ------        ------          -------
                                               $2,022        $1,928          $(2,290)
                                               ======        ======          =======

     The differences between the Company's effective income tax rate of 41.4%, 36.4% and 30.2% from continuing operations for 1994, 1995 and 1996, respectively, and the statutory federal income tax rate of 34.0% are as follows (In thousands):

                                                                             FOR THE
                                                     YEAR ENDED              PERIOD
                                                    DECEMBER 31,         JANUARY 1, 1996
                                               -----------------------   TO DECEMBER 18,
                                                  1994         1995           1996
                                               ----------   ----------   ---------------
Statutory federal rate.......................    $1,659       $1,801         $(2,580)
State income taxes, net of federal income tax
  benefit....................................       215          222            (290)
Amortization of goodwill.....................        61           69              16
Change in valuation allowance................        54         (141)             (2)
Nondeductible recapitalization costs.........        --           --             298
Other........................................        33          (23)            268
                                                 ------       ------         -------
                                                 $2,022       $1,928         $(2,290)
                                                 ======       ======         =======

                          BRIM, INC. AND SUBSIDIARIES

     The components of the Company's deferred tax assets and liabilities are as follows (In thousands):

                                                      DECEMBER 31,
                                                 -----------------------   DECEMBER 18,
                                                    1994         1995          1996
                                                 ----------   ----------   ------------
Deferred tax assets -- current:
  Accounts and notes receivable................    $  491       $  544        $2,957
  Accrued vacation liability...................       674          692           628
  Accrued liabilities..........................       187          121         1,178
  Other........................................        --            2            --
                                                   ------       ------        ------
Net deferred tax assets--current...............    $1,352       $1,359        $4,763
                                                   ======       ======        ======
Deferred tax assets--noncurrent:
  Net operating losses from separate return
     subsidiary................................       421          280           278
  Accrued liabilities..........................       489          620           623
  Deferred revenue.............................        --           42            --
                                                   ------       ------        ------
                                                      910          942           901
Less valuation allowance.......................      (421)        (280)         (278)
                                                   ------       ------        ------
Deferred tax assets -- noncurrent..............       489          662           623
Deferred tax liabilities -- noncurrent
  Depreciation of property, plant and
     equipment.................................      (652)        (617)         (734)
  Other........................................        --          (76)          (41)
                                                   ------       ------        ------
Deferred tax liabilities -- noncurrent.........      (652)        (693)         (775)
                                                   ------       ------        ------
Net deferred tax liabilities -- noncurrent.....      (163)         (31)         (152)
                                                   ======       ======        ======

     In the accompanying consolidated balance sheets, net current deferred tax assets and net noncurrent deferred tax liabilities are included in prepaid expenses and other and other liabilities, respectively.

     The decrease in the valuation allowance for deferred tax assets for the years ended December 31, 1994 and 1995 and for the period January 1, 1996 to December 18, 1996 was $54,000, $141,000 and $2,000, respectively. The Company had net operating loss carryforwards (NOLs) of approximately $714,000 at December 18, 1996 related to a subsidiary that has not been included in the consolidated federal income tax return. These NOLs will expire beginning in 2009. Due to restrictions on the use of the NOLs under the Internal Revenue Code, management believes there is a risk they may expire unused and, accordingly, has established a valuation reserve against the tax benefit of the NOLs. Management believes it is more likely than not that the remaining deferred tax assets will ultimately be realized through future taxable income from operations.

     The Internal Revenue Service is in the process of finalizing its examination of the Company's federal income tax returns for the 1993 and 1994 years. The examination resulted in temporary differences with a tax effect of approximately $2,148,000 being reclassified from deferred taxes to currently payable liabilities in the December 18, 1996 balance sheet. Finalization of the examination is not expected to have a significant impact on the results of operations of the Company.

11.  DISCONTINUED OPERATIONS

     During May 1995, the Company adopted a plan to dispose of its business of providing managed care administration and organization infrastructure to physician groups taking health care payment risk. Revenue from this business segment was $2,169,000 and $1,126,000 for the years ended December 31, 1994 and 1995, respectively. Loss from operations of this business segment was

                          BRIM, INC. AND SUBSIDIARIES

$678,000 and $146,000 for the years ended December 31, 1994 and 1995, respectively, net of taxes. The loss on the disposal of this business segment was $670,000 net of taxes.

     During September 1995, the Company adopted a plan to dispose of its stand-alone business of providing surgery on an outpatient basis. Revenue from this business segment was $91,000 and $155,000 for the years ended December 31, 1994 and 1995, respectively. Loss from operations of this business segment was $221,000 and $249,000 for the years ended December 31, 1994 and 1995, respectively, net of taxes. Loss on disposal of this business was $377,000, net of taxes.

     During November 1996, the Company adopted a plan to sell its senior living business to companies whose shareholders included unrelated third parties and certain shareholders, officers, and employees of Brim. The sale of the senior living business was accomplished in the following separate transactions: (i) the sale of assets used in connection with the senior living business through the merger of Brim Senior Living, Inc. with a Delaware limited liability company and
(ii) the sale of Meridian Senior Living, Inc. The sale of assets used in connection with the senior living business was to a limited liability company for $15 million. The accounting basis for the sale was fair market value and a pre-tax gain of $11.4 million was recognized on the sale. The limited liability company was owned 65% by an unrelated third party and 35% by officers and shareholders of the Company prior to the recapitalization who collectively owned 61% of the Company's fully diluted common stock prior to the recapitalization. The sale of the outstanding common stock of Meridian Senior Living, Inc., a wholly-owned subsidiary, was to an unrelated third party for $4.7 million. The accounting basis for the sale was fair market value and a loss of $2.4 million was recognized on the sale. Subsequent to the sale to the unrelated third party, certain individuals who were officers and stockholders of the Company prior to the recapitalization became limited partners with the unrelated third party and collectively held a 14% limited partnership interest. These individuals owned approximately 60% of the Company's fully diluted common stock prior to the recapitalization.

     The senior living business segment was sold on December 18, 1996. Revenue from this business segment was $12,478,000, $19,422,000 and $18,598,000 for the years ended December 31, 1994 and 1995 and for the period January 1, 1996 to December 18, 1996, respectively. Income from operations was $742,000, $1,178,000 and $537,000, net of taxes, for the years ended December 31, 1994 and 1995 and for the period January 1, 1996 to December 18, 1996, respectively. The gain on the disposal of this business segment was $5,478,000, net of taxes.

                          BRIM, INC. AND SUBSIDIARIES

     For financial reporting purposes, the results of operations and cash flows of the discontinued businesses are included in the consolidated financial statements as discontinued operations. The income (loss) from discontinued operations is summarized as follows (in thousands):

                                                                                   FOR THE
                                                                                    PERIOD
                                                                                  JANUARY 1,
                                                               DECEMBER 31,        1996 TO
                                                             -----------------   DECEMBER 18,
                                                              1994      1995         1996
                                                             ------    -------   ------------
(Loss) income from discontinued operations.................  $ (256)   $ 1,284      $  891
Applicable income taxes....................................     (99)       501         354
                                                             ------    -------      ------
                                                               (157)       783         537
(Loss) gain on disposal of discontinued operations.........      --     (1,715)      8,961
Applicable income taxes....................................      --       (668)      3,483
                                                             ------    -------      ------
                                                                  -     (1,047)      5,478
                                                             ------    -------      ------
          Total............................................  $ (157)   $  (264)     $6,015
                                                             ======    =======      ======

12.  LEASES

     The Company leases various buildings, office space and equipment. The leases expire at various times and have various renewal options. These leases are classified as either capital leases or operating leases based on the terms of the respective agreements.

     Future minimum payments at December 18, 1996, by year and in the aggregate, under capital leases and noncancellable operating leases with terms of one year or more consist of the following:

                                                             CAPITAL    OPERATING
                                                             LEASES      LEASES
                                                             -------    ---------
                                                                (IN THOUSANDS)
1997........................................................ $1,585      $ 3,369
1998........................................................  1,546        2,768
1999........................................................  1,460        2,180
2000........................................................    957        1,862
2001........................................................    563        1,784
Thereafter..................................................      5        5,831
                                                             ------      -------
Total minimum lease payments................................  6,116       17,794
                                                                         =======
Amount representing interest................................   (890)
                                                             ------
          Present value of net minimum lease payments
             (including $1,271 classified as current)....... $5,226
                                                             ======

13.  CONTINGENCIES

     The Company is involved in litigation and regulatory investigations arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, these matters will be resolved without material adverse effect on the Company's consolidated financial position or results of operations.

14.  RETIREMENT PLANS

     The Company sponsors defined contribution employee benefit plans which cover substantially all employees. Employees may contribute a percentage of eligible compensation subject to Internal

                          BRIM, INC. AND SUBSIDIARIES

Revenue Service limits. The plans call for the Company to make matching contributions, based on either a percentage of employee contributions or a discretionary amount as determined by the Company. Contributions by the Company to the plans totaled $355,000, $394,000 and $385,000 for the years ended December 31, 1994 and 1995 and for the period January 1, 1996 to December 18, 1996, respectively.

     In January 1995, the Company adopted a nonqualified supplemental deferred compensation plan for selected management employees. As determined by the Board of Directors, the Plan provides a benefit of 1% to 3% of the employee's compensation. The participant's amount is fully vested, except in those instances where the participant's employment terminates for any reason other than retirement, death or disability, in which case the participant forfeits a portion of the employer's contribution depending on length of service. Plan expense totaled $80,000 and $95,000 for the year ended December 31, 1995 and for the period January 1, 1996 to December 18, 1996, respectively.

15.  FAIR VALUES OF FINANCIAL INSTRUMENTS

     Cash and Cash Equivalents:--The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

     Accounts Receivable and Accounts Payable:--The carrying amount reported in the balance sheet for accounts receivable and accounts payable approximates fair value.

     Long-Term Debt:--The carrying amount reported in the balance sheet for long-term obligations approximates fair value. The fair value of the Company's long-term obligations is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

16.  SUBSEQUENT EVENTS

     Immediately after the recapitalization discussed in Note 3, a subsidiary of the Company was merged into PHC and the Company was renamed Principal Hospital Company. In exchange for their shares in PHC, the PHC shareholders received newly-issued redeemable junior preferred stock and common stock of the Company. While the Company was the legal acquirer, the merger was accounted for as a reverse acquisition of the Company by PHC.

     On May 8, 1997, the Company declared a three-for-one stock split of the outstanding common stock and common stock options and warrant to shareholders of record on May 8, 1997. All post-recapitalization common share and per share data, included in the accompanying consolidated financial statements and footnotes thereto, have been restated to reflect this stock split.

REINCORPORATION

     On February 4, 1998, Principal Hospital Company merged with a wholly-owned subsidiary in order to change its jurisdiction of incorporation to Delaware and change its name to Province Healthcare Company (Province). In the Merger, Province exchanged 1.83 shares of its no par common stock for each share of the subsidiary's $0.01 par value common stock. All post-recapitalization common share and per share data, included in the consolidated financial statements and footnotes thereto, have been restated to reflect this reincorporation.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Memorial Hospital Foundation -- Palestine, Inc.

     We have audited the accompanying consolidated statements of operations and cash flows for the years ended May 31, 1995 and 1996 and the period June 1, 1996 to July 25, 1996, of Memorial Hospital Foundation -- Palestine, Inc. and subsidiaries. These consolidated financial statements are the responsibility of the Foundation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Memorial Hospital Foundation -- Palestine, Inc. and subsidiaries for the years ended May 31, 1995 and 1996 and the period June 1, 1996 to July 25, 1996, in conformity with generally accepted accounting principles.

                                          HARRELL, RADER, BONNER & BOLTON, LLP

Palestine, Texas
July 25, 1997

                MEMORIAL HOSPITAL FOUNDATION -- PALESTINE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     YEAR ENDED MAY 31,             PERIOD
                                                 --------------------------      JUNE 1, 1996
                                                    1995           1996        TO JULY 25, 1996
                                                 -----------    -----------    ----------------
Revenue:
  Net patient service revenue..................  $27,964,228    $24,882,638       $3,565,113
  Other........................................      610,515        704,921          100,876
                                                 -----------    -----------       ----------
          Total revenue........................   28,574,743     25,587,559        3,665,989
Expenses:
  Salaries, wages and benefits.................   11,885,884     10,579,605        1,439,896
  Purchased services...........................    2,351,178      2,642,919          312,960
  Supplies.....................................    3,138,923      2,602,732          338,320
  Professional services........................    2,003,004      1,590,450          242,199
  Rentals and leases...........................      508,653        531,669           69,252
  Depreciation and amortization................    2,615,183      3,293,552          431,964
  Interest expense.............................    1,445,917      1,604,811          227,696
  Provision for doubtful accounts..............    3,677,053      3,410,640          584,387
  Litigation settlements.......................    3,784,554      1,737,963           52,671
  Other expense................................    4,523,566      3,785,922          621,554
                                                 -----------    -----------       ----------
          Total expenses.......................   35,933,915     31,780,263        4,320,899
                                                 -----------    -----------       ----------
          Excess of expenses over revenue......  $(7,359,172)   $(6,192,704)      $ (654,910)
                                                 ===========    ===========       ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                MEMORIAL HOSPITAL FOUNDATION -- PALESTINE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         YEAR ENDED MAY 31,            PERIOD
                                                      -------------------------     JUNE 1, 1996
                                                         1995          1996       TO JULY 25, 1996
                                                      -----------   -----------   ----------------
OPERATING ACTIVITIES
Excess of expenses over revenue.....................  $(7,359,172)  $(6,192,704)     $(654,910)
Adjustments to reconcile excess of expenses over
  revenue to net cash provided (used) by operating
  activities:
  Depreciation and amortization.....................    2,615,183     3,293,552        431,964
  Provision for doubtful accounts...................    3,677,053     3,410,640        584,387
  Noncash litigation settlement.....................    1,757,157            --             --
  Changes in operating assets and liabilities:
    Accounts receivable.............................   (3,777,174)   (1,379,544)      (832,103)
    Inventories.....................................      (20,037)      151,318         24,548
    Prepaid expenses and other......................       29,978       166,558       (178,515)
    Accounts payable................................    1,458,165       128,492        542,093
    Accrued salaries and benefits...................      183,309       286,469         92,698
    Third party settlements.........................   (1,569,855)    1,213,444        384,578
    Litigation settlements..........................    1,975,000      (100,000)            --
    Other liabilities...............................      134,003       432,508        378,802
                                                      -----------   -----------      ---------
Net cash provided (used) by operating activities....     (896,390)    1,410,733        773,542
INVESTING ACTIVITIES
Purchases of property, plant and equipment..........   (3,542,689)     (430,683)      (119,084)
(Purchase) sale of marketable securities............     (323,394)      323,394             --
Increase in other assets............................     (994,300)     (124,491)            --
Reduction (increase) in cash invested in assets
  whose use is limited..............................    4,829,978       249,302       (216,182)
                                                      -----------   -----------      ---------
Net cash provided (used) by investing activities....      (30,405)       17,522       (335,266)
FINANCING ACTIVITIES
Proceeds from long-term debt........................    1,505,435       140,255             --
Principal payments on long-term debt................     (126,752)     (388,928)       (59,528)
Principal payments on capital leases................   (1,190,028)   (1,025,043)      (190,198)
Decrease in retainage and construction payable......   (1,544,649)           --             --
                                                      -----------   -----------      ---------
Net cash provided (used) by financing activities....   (1,355,994)   (1,273,716)      (249,726)
                                                      ===========   ===========      =========
Net increase (decrease) in cash and cash
  equivalents.......................................   (2,282,789)      154,539        188,550
Cash and cash equivalents at beginning of year......    2,486,450       203,661        358,200
                                                      -----------   -----------      ---------
Cash and cash equivalents at end of year............  $   203,661   $   358,200      $ 546,750
                                                      ===========   ===========      =========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid during the period...................  $ 1,691,602   $ 1,718,399      $  45,731
                                                      ===========   ===========      =========
NONCASH TRANSACTIONS:
  Property, plant and equipment acquired through
    capital leases..................................  $ 2,662,290   $        --      $      --
                                                      ===========   ===========      =========
  Property, plant and equipment transferred to
    Anderson County -- net..........................  $ 1,757,157   $        --      $      --
                                                      ===========   ===========      =========

  The accompanying notes are an integral part of these consolidated financial statements.

                MEMORIAL HOSPITAL FOUNDATION -- PALESTINE, INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 1995 AND 1996 AND
                    THE PERIOD JUNE 1, 1996 TO JULY 25, 1996

1.  ORGANIZATION

     Memorial Hospital Foundation -- Palestine, Inc. (Foundation) is a not-for-profit corporation which provides hospital and related health care services to citizens of Anderson County and the immediate surrounding area. The Foundation has two wholly owned for profit subsidiaries.

     In September 1988, the Foundation leased from Anderson County the County's hospital facilities. The lease term was for fifteen years and provided for the transfer of all assets and liabilities of the County hospital for a nominal fee. In July 1994, the Foundation moved from the County facility into a new hospital facility.

     See Note 9, Subsequent Events, for a discussion of the July 1996 sale of all health care facilities, the return of the County hospital, and termination of the County lease. The accompanying financial statements reflect the results of operations and cash flows of the Foundation prior to the July 26, 1996 sale.

2.  ACCOUNTING POLICIES

     Basis of Consolidation. The consolidated financial statements of the Foundation include the accounts of Memorial Hospital Foundation -- Palestine, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Cash and Cash Equivalents. For purposes of the statement of cash flows, the Foundation considers certificates of deposit having a maturity of three months or less to be cash equivalents.

     Depreciation and amortization. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which range from 10 to 40 years for buildings and improvements and an average of 10 years for equipment. Amortization of equipment under capital leases is included in the provision for depreciation and amortization.

     When assets are sold or otherwise disposed of, the cost and related accumulated depreciation is eliminated from the respective accounts and any related gain or loss is included in operations.

     Compensated absences. In accordance with the Financial Accounting Standards Board Statement No. 43, Accounting For Compensated Absences, the Foundation accrues vacations, holidays, sick days and personal days when earned by the employees.

     Risk management. The Foundation is insured for professional liability and general liability based on a claims-made policy purchased in the commercial insurance market. The provision for professional liability and comprehensive general liability claims includes estimates of the ultimate costs for claims incurred but not reported, in accordance with actuarial projections based on past experience. Management is aware of no potential liability claims whose settlement, if any, would have a material adverse effect on the Foundation's financial position or results of operations.

     The Foundation maintains self-insured medical and dental plans for employees. Claims are accrued under these plans as the incidents that give rise to them occur. Unpaid claim accruals are based on the estimated ultimate cost of settlement, in accordance with an average lag time and past

                MEMORIAL HOSPITAL FOUNDATION -- PALESTINE, INC.

experience. The Foundation has entered into reinsurance agreements with independent insurance companies to limit its losses on claims.

     Patient service revenue. Patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Estimated settlements under third-party reimbursement agreements are accrued in the period the related services are rendered and adjusted in future periods as final settlements are determined.

     Income taxes. The Foundation is a not-for-profit corporation as described in Section 501(c)(3) of the Internal Revenue Code and is exempt from Federal income taxes on related income.

     East Texas Medical Management, Inc. and Benefit Solutions, Inc. are for-profit corporations and are subject to Federal income taxes on their taxable income.

3.  THIRD-PARTY PAYOR SETTLEMENTS

     The Foundation has agreements with third-party payors that provide for payments to the Foundation at amounts different from its established rates. A summary of the payment arrangements with major third-party payors follows:

        - Medicare -- Inpatient acute care services rendered to Medicare program beneficiaries are paid at prospectively determined rates per diagnosis. These rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors. Inpatient nonacute services and certain outpatient services are paid based on a cost reimbursement methodology. The Foundation is reimbursed for cost reimbursable items at a tentative rate with final settlement determined after submission of annual cost reports and audits thereof by the Medicare fiscal intermediary. Classification of patients under the Medicare program and the appropriateness of their admission are subject to an independent review. Medicare cost reports have been audited by the Medicare fiscal intermediary through May 31, 1994.

        - Medicaid -- Inpatient and outpatient services rendered to Medicaid program beneficiaries are reimbursed either under contracted rates or reimbursed for cost reimbursable items at a tentative rate with final settlement determined after submission of annual cost reports and audits thereof by Medicaid. Medicaid cost reports have been audited by the Medicaid fiscal intermediary through May 31, 1994.

        - Other -- The Foundation also has entered into payment agreements with certain commercial insurance carriers and preferred provider organizations. The basis for payment under these agreements includes prospectively determined rates per discharge, discounts from established charges, and prospectively determined daily rates.

4.  RETIREMENT PLAN

     The Foundation has a qualified employee retirement savings plan covering all eligible employees. The Foundation makes "non-elective" contributions equal to 3% of compensation for eligible participants. In addition, the Foundation matches 100% of eligible participant contributions up to 3% of compensation.

     The Foundation reserves the right to change the amount of the employer contribution at any time.

                MEMORIAL HOSPITAL FOUNDATION -- PALESTINE, INC.

     Employee retirement plan expense for the years ended May 31, 1995 and 1996 and the period June 1, 1996 to July 25, 1996 was $263,649, $267,482 and $32,206,
respectively.

5.  LEASES

     The Foundation leases medical office space and equipment under noncancellable operating leases.

     At the date of sale (see Note 9), all capital and operating leases were either assumed by the purchaser or paid off shortly thereafter.

6.  CHARITY CARE

     The Foundation provides medically necessary care to all patients who meet certain criteria under its charity care policy regardless of the patient's ability to pay. For the years ended May 31, 1995 and 1996 and the period June 1, 1996 to July 25, 1996, the Foundation provided $1,873,991, $1,591,300 and
$298,445, respectively of uncompensated care based on charges foregone.

7.  RELATED PARTY TRANSACTIONS

     In 1992, ETCHS, Inc., a non-profit corporation, was created and funded by the Foundation to provide community clinical health services. In 1996, $93,180 of the original funding was returned to the Foundation and ETCHS, Inc. was liquidated.

     In May 1995, the Foundation purchased, for its rural health clinics, the medical practice of a retiring physician who is a member of the Foundation Board of Trustees. The purchase price was $275,000.

8.  LITIGATION AND CONTINGENCIES

     Prior to the sale of the health care facilities (see Note 9), the Foundation settled several claims as follows:

                                               YEAR ENDED MAY 31,           PERIOD
                                             -----------------------     JUNE 1, 1996
                                                1995         1996      TO JULY 25, 1996
                                             ----------   ----------   ----------------
Class action relating to termination of a
  pension plan in 1988.....................  $1,275,000   $       --       $    --
Claims relating to termination of
  professional services and other
  contracts................................          --    1,240,000            --
Claim by Anderson County relating to the
  lease of the former County hospital
  (includes net book value of plant,
  property and equipment transferred to the
  County)..................................   2,257,157           --            --
Claim challenging the Foundation's tax
  exempt status for property taxes.........     252,397      497,963        52,671
                                             ----------   ----------       -------
          Total............................  $3,784,554   $1,737,963       $52,671
                                             ==========   ==========       =======

     The Foundation is involved in additional litigation and regulatory investigations arising in the normal course of business. In the opinion of management, after consultation with legal counsel,

                MEMORIAL HOSPITAL FOUNDATION -- PALESTINE, INC.

these matters will be resolved without material adverse effect on the Foundation's consolidated financial position or results of operations.

9.  SUBSEQUENT EVENTS

     On July 26, 1996, the Foundation completed the sale of all of its health care facilities, (except its West Oak Plaza medical office building), equipment, and inventories to Palestine Principal Healthcare Limited Partnership for $23,183,000, subject to adjustment. In 1997, the final adjustment was made resulting in a sales price of $22,957,000. In a separate but simultaneous transaction, the Foundation sold the West Oak Plaza medical office building and equipment to Mother Frances Regional Healthcare Center for $1,264,000. The purchasers paid cash or assumed certain Foundation liabilities.

     In related transactions, the Foundation (1) paid off all bond indebtedness at a discount of $758,224 and (2) returned the former County hospital facility to Anderson County and terminated the County lease.

     After July 25, 1996, the Foundation ceased operations as a healthcare provider and will use proceeds from the sale and from collection of receivables to liquidate the Foundation's liabilities.

     The Foundation has also terminated operations of its subsidiaries.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
  Memorial Hospital Foundation -- Palestine, Inc.

     We have audited the accompanying consolidated statement of revenues and expenses and cash flows for the year ended May 31, 1994 of Memorial Hospital Foundation -- Palestine, Inc. and subsidiaries. These consolidated financial statements are the responsibility of the Foundation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Memorial Hospital Foundation-Palestine, Inc. and subsidiaries for the year ended May 31, 1994, in conformity with generally accepted accounting principles.

                                      HARRELL, RADER, BONNER & BOLTON, LLP

Palestine, Texas
August 23, 1994

                MEMORIAL HOSPITAL FOUNDATION -- PALESTINE, INC.

                CONSOLIDATED STATEMENT OF REVENUES AND EXPENSES

                                                                FOR THE
                                                               YEAR ENDED
                                                              MAY 31, 1994
                                                              ------------
GROSS PATIENT REVENUES......................................  $40,539,349
Less provisions for:
  Contractual allowance under health insurance programs.....  $13,325,275
  Uncollectible accounts....................................    2,976,979
  Charity allowances........................................    1,209,347
                                                              -----------
          Total revenue deductions..........................   17,511,601
                                                              -----------
          Net patient service revenue.......................   23,027,748
OTHER OPERATING REVENUE:
  Rent income...............................................       15,934
  Insurance sales...........................................       13,111
  Other income..............................................      175,784
                                                              -----------
          Total other operating revenue.....................      204,829
                                                              -----------
          Total operating revenue...........................   23,232,577
OPERATING EXPENSES:
  Nursing services..........................................    6,436,401
  Other professional services...............................    6,364,052
  General services..........................................    1,742,113
  Fiscal and administrative services........................    6,622,316
  Depreciation..............................................    1,831,069
  Rent property expense.....................................       29,158
  Insurance sales expense...................................       63,014
                                                              -----------
          Total operating expenses..........................   23,088,123
                                                              -----------
          Excess revenues over expenses from operations.....      144,454
NON OPERATING INCOME........................................       95,783
                                                              -----------
          Excess revenues over expenses.....................  $   240,237
                                                              ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                MEMORIAL HOSPITAL FOUNDATION -- PALESTINE, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                FOR THE
                                                               YEAR ENDED
                                                              MAY 31, 1994
                                                              ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Excess revenues over expenses.............................  $    240,237
  Non-cash expenses:
     Depreciation...........................................     1,831,069
     Amortization...........................................         9,931
  (Increase) Decrease in:
     Accounts and notes receivable..........................       168,173
     Inventories............................................        (1,172)
     Prepaid expenses.......................................       152,913
  Increase (Decrease) in:
     Accounts payable.......................................       223,038
     Accrued expenses.......................................       227,734
     Health insurance programs payable......................      (351,717)
                                                              ------------
          Net Cash provided by Operating Activities.........     2,500,206
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in mutual fund.................................       (78,106)
  Purchase of property, plant and equipment.................   (12,480,673)
  Start-up costs for new ventures...........................      (186,732)
  Increase in deposits......................................        (2,844)
  Investment of loan proceeds:
     Cash invested in assets whose use is limited...........    (6,824,308)
                                                              ------------
          Net Cash used by Investing Activities.............   (19,572,663)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term borrowing -- retainage and construction
     accounts payable.......................................     1,923,762
  Proceeds from issue of long-term debt net of $389,623
     discount...............................................    16,020,377
  Proceeds from bank loan...................................       734,882
  Proceeds from capital leases..............................        34,766
  Payment of bond issue costs...............................    (1,077,374)
  Principal payments on notes and bank loans................      (119,481)
  Principal payments on capital leases......................    (1,166,566)
                                                              ------------
          Net cash provided by financing activities.........    16,350,366
                                                              ------------
          Net decrease in cash..............................      (722,091)
                                                              ------------
          Cash at beginning of period.......................     3,208,541
                                                              ------------
          Cash at end of period.............................  $  2,486,450
                                                              ============
Supplemental Disclosure of Cash Flow Information
  Cash paid during the period for:
     Interest...............................................  $    870,523

  The accompanying notes are an integral part of these consolidated financial statements.

                MEMORIAL HOSPITAL FOUNDATION -- PALESTINE, INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        FOR THE YEAR ENDED MAY 31, 1994

SIGNIFICANT ACCOUNTING POLICIES

     Organization. Memorial Hospital Foundation -- Palestine, Inc. (Foundation) is a not-for-profit acute care hospital. The Foundation renders care to patients primarily from Anderson County and the immediate surrounding area. The Foundation grants credit to patients who qualify according to the Foundation's criteria.

     On September 21, 1988, Anderson County entered into a 15 year lease agreement with the Foundation that provided for the Foundation to lease and operate Anderson County Memorial Hospital (Hospital). The lease was effective as of September 22, 1988, and provided for the transfer of all Hospital assets and liabilities to the Foundation in exchange for a nominal fee. The lease also contains a 10 year renewal option exercisable at the sole discretion of the Foundation.

     The consolidated financial statements of the Foundation include the accounts of East Texas Medical Management, Inc. and Benefit Solutions, Inc. Benefit Solutions, Inc. is a wholly owned subsidiary of East Texas Medical Management, Inc., which is a wholly owned subsidiary of the Foundation. All significant intercompany transactions and accounts have been eliminated in consolidation.

     Concentrations of credit risk. Financial instruments that potentially subject the Foundation to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. The Foundation places its temporary cash accounts and investments with local financial institutions. As of May 31, 1994, the Foundation had $1,332,995 on deposit in excess of federally insured limits. Concentrations of credit risk with respect to accounts receivable are derived from providing services and granting credit to patients, substantially all of whom are area residents.

     Cash and cash equivalents. For purposes of the statement of cash flows, the Foundation considers certificates of deposit having a maturity of three months or less to be cash equivalents.

     Allowance for doubtful accounts. The allowance for doubtful accounts and the corresponding provision for uncollectible accounts charged against earnings is based on prior years' history and an evaluation of current year receivables. Recoveries of amounts written off in prior years are shown as a reduction of the provision for uncollectible accounts in the year of recovery.

     Property, plant and equipment. Depreciation on these assets is calculated using the straight-line method over the estimated useful life of the asset which ranges from 3 to 50 years. Depreciation expense was $1,831,069 in 1994.

     Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged against income as incurred.

     When assets are sold or otherwise disposed of, the cost and related accumulated depreciation is eliminated from the respective accounts and any related gain or loss is included in income.

     Amortizable assets. Amortization on deferred costs is calculated using the straight-line method. Bond issue costs are amortized over 25 years and are being capitalized during the construction period as part of the cost of constructing a new primary health care facility. Bond issue cost capitalized during the year was $34,117.

     Start-up costs are generally amortized using the straight-line method over 60 months. Start-up cost expensed in 1994 was $9,931.

                MEMORIAL HOSPITAL FOUNDATION -- PALESTINE, INC.

     Compensated absences. In accordance with the Financial Accounting Standards Board Statement No. 43, Accounting for Compensated Absences, the Foundation accrues vacations, holidays, sick days and personal days when earned by the employees.

     Medical malpractice. The Foundation is covered for medical malpractice by a claims-made insurance policy. The potential exists for losses above the limits established in the policy. However, any potential losses cannot be reasonably estimated and no provision is made for such loss accruals.

     The Foundation intends to maintain its coverage for medical malpractice by continued renewal of the claims-made policy.

     The Foundation has also purchased a tail-coverage policy to cover Anderson County for any claims made related to incidents occurring prior to the transfer of the Hospital to the Foundation.

     Income taxes. The Foundation is a not-for-profit corporation as described in Section 501(c)(3) of the Internal Revenue Code and is exempt from Federal income taxes on related income pursuant to Section 501(a) of the Code. The Foundation is classified by the Internal Revenue Service as one that is not a private foundation and qualifies for the charitable contribution deduction under
Section 170(b)(1)(A)(iii) of the Internal Revenue Code.

     East Texas Medical Management, Inc. and Benefit Solutions, Inc. are for-profit corporations and are subject to Federal income taxes on their taxable income. Provisions are made for deferred income tax as a result of timing differences between financial and taxable income. There are presently no differences between financial and taxable income.

RETIREMENT PLAN

     On November 1, 1988, the Foundation established a qualified employee retirement savings plan covering all eligible employees. The Foundation makes "non-elective" contributions equal to 3% of compensation for eligible participants. In addition, the Foundation matches 100% of eligible participant contributions up to 3% of compensation.

     The Foundation reserves the right to change the amount of the employer contribution at any time.

     Employee retirement plan expense for the year ended May 31, 1994 was $292,329.

LEASE COMMITMENTS

  Capital leases

     The Foundation has entered into agreements to lease certain hospital equipment. The leases, which expire over the next four years, are noncancelable and are classified as capital leases.

     At May 31, 1994, property recorded under capitalized leases was as follows:

Equipment...................................................  $4,870,604
Less accumulated amortization...............................   3,198,851
                                                              ----------
          Total property....................................  $1,671,753
                                                              ==========

  Noncancelable operating lease

     The Foundation leases medical office space and equipment and the leases are classified as noncancelable operating leases.

                MEMORIAL HOSPITAL FOUNDATION -- PALESTINE, INC.

     The future minimum lease payments by year and in the aggregate amount under capitalized leases and under noncancelable operating leases with initial or remaining noncancelable lease terms in excess of one year, consisted of the following at May 31, 1994.

                                                                            NONCANCELABLE
                                                              CAPITALIZED     OPERATING
                                                                LEASES         LEASES
                                                              -----------   -------------
1995........................................................  $  914,149      $ 53,342
1996........................................................     594,198        50,942
1997........................................................     334,474        50,942
1998........................................................       4,173        45,718
1999........................................................       3,825         8,167
Thereafter..................................................          --            --
                                                              ----------      --------
Total minimum payments due..................................   1,850,819       209,111
Amounts representing interest...............................     125,873            --
                                                              ----------      --------
Present value of net minimum lease payments.................  $1,724,946      $209,111
                                                              ==========      ========

     Amortization expense and accumulated amortization on capital leases are included with depreciation expense and accumulated depreciation for the year ended May 31, 1994.

     Certain capital leases provide for purchase options. Generally, purchase options are at prices representing the expected fair value of the property at the expiration of the lease term.

CHARITY ALLOWANCE

     The Foundation provides health care regardless of ability to pay. Charity care provided during the year ended May 31, 1994, amounted to $1,209,347.

RELATED PARTY TRANSACTIONS

     In May 1992, ETCHS, Inc., a non-profit corporation, was created to provide community clinical health services on an ability-to-pay basis.

     On August 17, 1992, the Foundation purchased a building for $250,000. It is anticipated the building will be used by ETCHS, Inc. to provide community clinical health services.

     ETCHS, Inc. had not commenced operations as of May 31, 1994.

     The Foundation contracts with a corporation, of which a former board member is a stockholder, to provide holter monitoring services and physician recruiting services. The Foundation paid $27,125 for holter monitoring services and $132,850 as reimbursement to the corporation for physician recruitment services and physician income guarantees, during the former board member's 1994 term.

     On June 25, 1993, the Foundation purchased a building for $156,000 from a board member. The building is rented to physicians for office space.

CONTINGENCIES

     In July 1992, three former employees of the Foundation filed a class action suit alleging that, in 1988, the Foundation wrongfully reclaimed funds previously contributed to a defined benefit retirement plan (plan) terminated in 1988. The suit asks for actual and punitive damages totaling $11,000,000. On March 29, 1994, the U.S. District Court in Tyler, Texas granted the plaintiff's motion for partial summary judgement. The Court ruled the Plan is subject to the provision of the

                MEMORIAL HOSPITAL FOUNDATION -- PALESTINE, INC.

Employee Retirement Security Act (ERISA). However, the Court did not address the issue of damages and the Foundation is appealing the Court's ruling regarding ERISA. The Foundation believes the suit is without merit and expects to defend and conclude the action in its favor.

     The Foundation is a defendant in a lawsuit filed by one of its patients for injuries sustained. On April 6, 1994, the jury returned a verdict against the Foundation and awarded the plaintiffs $5,031,014 in damages, plus interest at 10% per annum. The Foundation is appealing the decision. The Foundation is of the opinion that the Foundation's insurer is solely responsible for payment of the damages plus interest. The Foundation's insurer has posted a $5,545,000 bond. Due to the uncertainty of the outcome of the appeals process and the coverage provided by the Foundation's insurer, the amount of damages plus interest has not been reflected in the accompanying consolidated financial statements.

     On August 11, 1993, the Anderson County Appraisal Review Board voted to revoke the tax-exempt status previously granted to the Foundation, effective January 1, 1993. The amount of tax in controversy is $120,507. The Foundation filed suit, on August 31, 1993, against the Anderson County Appraisal District in order to overturn the decision of the District and regain its status as an entity that is exempt from paying property taxes. The Foundation believes it meets the legal requirements for property tax exemption and will prevail in the suit.

     The Foundation is a defendant in two lawsuits filed on behalf of former patients. Outside counsel for the Foundation has advised that at this stage in the proceedings they cannot offer an opinion as to the probable outcome. The Foundation believes the suit is without merit and is vigorously defending its position. Therefore, no contingent liability has been accrued.

======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO BUY, OR SOLICITATION OF, ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
The Company...........................    8
The Recapitalization and the Merger...    8
Risk Factors..........................    9
Use of Proceeds.......................   17
Dividend Policy.......................   17
Capitalization........................   18
Dilution..............................   19
Selected Consolidated Financial
  Data................................   20
Pro Forma Condensed Consolidated
  Financial Statements................   23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   30
Business..............................   41
Management............................   56
Certain Relationships and Related
  Transactions........................   62
Principal Stockholders................   64
Description of Capital Stock..........   65
Shares Eligible for Future Sale.......   66
Underwriting..........................   69
Legal Matters.........................   70
Experts...............................   70
Additional Information................   71
Index to Financial Statements.........  F-1

                             ---------------------
  UNTIL             , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================
                                4,700,000 Shares

                           [PROVINCE HEALTHCARE LOGO]
                                  Common Stock
                              -------------------
                                   PROSPECTUS
                              -------------------

                                 BT Alex. Brown

                         BancAmerica Robertson Stephens

                              Goldman, Sachs & Co.

                             The Robinson-Humphrey
                                    Company
                                           , 1998
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a statement of estimated expenses of the issuance and distribution of the securities being registered other than underwriting compensation:

Securities and Exchange Commission Registration Fee.........  $   29,796
NASD Filing Fee.............................................      10,333
Nasdaq Original Listing Fee.................................      50,000
Blue Sky Fees and Expenses (including attorneys' fees and
  expenses).................................................       2,000
Printing and Engraving Expenses.............................     500,000
Transfer Agent's Fees and Expenses..........................      11,500
Accounting Fees and Expenses................................   1,355,000
Legal Fees and Expenses.....................................     450,000
Miscellaneous Expenses......................................      91,371
                                                              ----------
  Total.....................................................  $2,500,000
                                                              ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Prior to the consummation of the offering, the Company will complete the Reincorporation. Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

     The Company's Certificate of Incorporation will provide for the indemnification of directors and officers of the Company to the fullest extent permitted by Section 145.

     In that regard, the Certificate of Incorporation will provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, administrative or investigative (other than action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer or member of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification in connection with an action or suit by or in the right of such corporation to procure a judgment in its favor is limited to payment of expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such an action or suit except that no such indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the indemnifying corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in consideration of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     The Company has in effect insurance policies covering all of the Company's directors and officers in certain instances where by law they may not be indemnified by the Company.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     In connection with the Recapitalization, on December 18, 1996, the Company sold (i) 20,000 shares of its Series A Senior Preferred Stock, no par value, to Leeway & Co.; (ii) an aggregate of 14,137 shares of its Series B Junior Preferred Stock, no par value (the "Junior Preferred"), to GTCR Fund IV, Leeway & Co., certain members of management and certain other investors; and (iii) an aggregate of 2,612,553 shares of its Common Stock, no par value, to GTCR Fund IV, Leeway & Co., Messrs. Rash and Gore and certain other investors. The aggregate purchase price for all such purchases was approximately $35.7 million.

     In connection with the Merger, on December 18, 1996, the Company issued an aggregate of 14,403 shares of Junior Preferred Stock and 2,757,947 shares of Common Stock to the stockholders of PHC in exchange for all of the outstanding capital stock of PHC. The stockholders of PHC included GTCR Fund IV, certain members of management and certain other investors.

     On July 15, 1997, pursuant to the terms of a Stockholders Agreement, dated as of December 17, 1996 among the Company and its stockholders, the Company sold an aggregate of 3,755 shares of the Junior Preferred and 706,886 shares of the Common Stock to GTCR Fund IV, Leeway & Co., Messrs. Rash and Gore and certain other investors for an aggregate purchase price of approximately $4.2 million.

     In addition, on September 12, 1997, Leeway & Co. exercised its warrant to purchase 253,228 shares of Common Stock for an aggregate exercise price of $15,447.

     All of the sales described above were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) thereof, as transactions not involving a public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.


   1.1   --   Underwriting Agreement
  *2.1   --   Agreement and Plan of Merger, dated as of December 16, 1996, between Brim, Inc. ("Brim") and Carryco, Inc.
  *2.2   --   Plan and Agreement of Merger, dated as of December 17, 1996, between Brim, Principal Hospital Company ("PHC") and
              Principal Merger Company
  *2.3   --   Agreement and Plan of Merger dated as of November 27, 1996 between Brim, Brim Senior Living, Inc., Encore Senior
              Living, L.L.C. and Lee Zinsli

  *2.4   --   Amended and Restated Agreement and Plan of Merger dated as of January 15, 1998 between Principal Hospital Company and
              Province Healthcare Company
   3.1   --   Amended and Restated Certificate of Incorporation of the
              registrant
  *3.2   --   Amended and Restated By-laws of the registrant
  *4.1   --   Form of Common Stock Certificate
  *4.2   --   Securities Purchase Agreement, dated as of December 17,
              1996, between Brim and Leeway & Co.
  *4.3   --   Form of Series A Senior Preferred Stock Certificate
  *4.4   --   Form of Series B Junior Preferred Stock Certificate
  *4.5   --   Credit Agreement, dated as of December 17, 1996, among Brim,
              First Union National Bank of North Carolina and the other
              lenders party thereto
  *4.6   --   First Amendment to Credit Agreement and Modification of Loan
              Documents, dated March 26, 1997, among PHC, First Union
              National Bank of North Carolina and the other lenders under the Credit Agreement
  *4.7   --   Second Amendment to Credit Agreement and Modification of
              Loan Documents dated August   , 1997, among PHC, First Union
              National Bank of North Carolina and the other lenders under the Credit Agreement.
   5.1   --   Opinion of Kirkland & Ellis with respect to validity of
              Common Stock
 *10.1   --   Investment Agreement, dated as of November 21, 1996, between
              Brim, Golder, Thoma, Cressey, Rauner Fund IV, L.P. ("GTCR")
              and PHC
 *10.2   --   First Amendment to Investment Agreement, dated as of
              December 17, 1996, between Brim, GTCR and PHC
 *10.3   --   Form of Investment Agreement Counterpart
 *10.4   --   Preferred Stock Purchase Agreement, dated as of November 25,
              1996, between Brim and General Electric Capital Corporation
 *10.5   --   Employment Agreement, dated as of December 17, 1996, by and between Steven P. Taylor and Brim
 *10.6   --   Employment Agreement, dated as of December 17, 1996, by and between A.E. Brim and Brim
 *10.7   --   Stockholders Agreement, dated as of December 17, 1996, by
              and among Brim, GTCR, Leeway & Co., First Union Corporation of Virginia, AmSouth Bancorporation, Martin S. Rash
              ("Rash"), Richard D. Gore ("Gore"), PHC and certain other
              stockholders
 *10.8   --   First Amendment to Stockholders Agreement dated as of July
              14, 1997 by and among the Company, GTCR Fund IV, Rash, Gore and certain other stockholders
 *10.9   --   Registration Agreement, dated as of December 17, 1996, by
              and among Brim, PHC, GTCR, Leeway & Co., First Union
              Corporation of America, AmSouth Bancorporation and certain other stockholders
 *10.10  --   Senior Management Agreement, dated as of December 17, 1996, between Brim, Rash, GTCR, Leeway & Co. and PHC
 *10.11  --   First Amendment to Senior Management Agreement dated as of
              July 14, 1997 between the Company, Rash and GTCR Fund IV
 *10.12  --   Senior Management Agreement, dated as of December 17, 1996, between Brim, Gore, GTCR, Leeway & Co. and PHC
 *10.13  --   First Amendment to Senior Management Agreement dated as of
              July 14, 1997 between the Company, Gore and GTCR Fund IV
 *10.14  --   Professional Services Agreement, dated as of December 17,
              1996, by and between GTCR, Brim and PHC
 *10.15  --   Lease and Security Agreement dated April 11, 1994, as
              amended, by and between Nationwide Health Properties, Inc.
              and Brim Hospitals, Inc.
 *10.16  --   Lease Agreement dated December 16, 1985, as amended, by and between Union Labor Hospital Association and Brim Hospitals,
              Inc.
 *10.17  --   Lease Agreement dated October 1, 1996 by and between County of Starke, State of Indiana, and Principal Knox Company

 *10.18  --   Lease Agreement dated December 1, 1992 by and between Palo
              Verde Hospital Association and Brim Hospitals, Inc.
 *10.19  --   Lease Agreement dated May 15, 1986, as amended, by and
              between Fort Morgan Community Hospital Association and Brim
              Hospitals, Inc.
 *10.20  --   Lease Agreement dated April 24, 1996, as amended, by and
              between Parkview Regional Hospital, Inc. and Brim Hospitals,
              Inc.
 *10.21  --   Lease Agreement and Annex dated June 30, 1997 by and between
              The Board of Trustees of Needles Desert Communities Hospital
              and Principal-Needles, Inc.
 *10.22  --   Stock Purchase and Sale Agreement dated as of November 27,
              1996 between Brim, CC-Lantana, Inc. and Lee Zinsli
 *10.23  --   Purchase and Sale Agreement dated as of November 25, 1996
              between Brim, Brim Senior Living, Inc., Brim Pavilion, Inc., and Plaza Enterprises, L.L.C.
  10.24  --   Intentionally left blank
 *10.25  --   Corporate Purchasing Agreement dated April 21, 1997 between
              Aligned Business Consortium Group and PHC
 *10.26  --   Principal Hospital Company 1997 Long-Term Equity Incentive
              Plan
 *10.27  --   Lease Agreement dated December 17, 1996 between Brim and
              Encore Senior Living, L.L.C.
 *10.28  --   First Amendment to Securities Purchase Agreement, dated as of September 30, 1997, between PHC and Leeway & Co.
 *10.29  --   Second Amendment to Senior Management Agreement, dated as of
              October 15, 1997, between the Company, Rash and GTCR Fund
              IV.
 *10.30  --   Second Amendment to Senior Management Agreement, dated as of
              October 15, 1997, between the Company, Gore and GTCR Fund
              IV.
 *10.31  --   Second Amendment to Stockholders Agreement, dated as of
              September 30, 1997, between the Company, GTCR Fund IV, Rash,
              Gore and certain other stockholders.
  10.32  --   Asset Acquisition Agreement and Escrow Instructions dated
              March 22, 1994, between THC-Seattle, Inc., Community
              Psychiatric Centers, Brim Fifth Avenue, Inc. and Brim
              Hospitals, Inc.
  10.33  --   Management Agreement dated March 22, 1994, between Brim
              Fifth Avenue, Inc. and THC-Seattle, Inc.
  10.34  --   Bill of Sale and Assignment dated July 9, 1997, by
              Nationwide Health Properties, Inc. in favor of Brim
              Hospitals, Inc.
  10.35  --   Asset Purchase Agreement dated July 12, 1996 between
              Memorial Hospital Foundation-Palestine, Inc. and Palestine
              Principal Healthcare Limited Partnership.
  10.36  --   Agreement of Limited Partnership dated July 17, 1996,
              between Principal Hospital Company, Palestine-Principal,
              Inc. and Mother Frances Hospital Regional Healthcare Center.
 *11.1   --   Computation of Earnings per Share
  16.1   --   Letter of KPMG Peat Marwick, LLP regarding change in
              certifying accountants.
 *21.1   --   Subsidiaries of the registrant
 *23.1   --   Consent of Kirkland & Ellis (included in opinion filed as
              Exhibit 5.1)
  23.2   --   Consent of Ernst & Young LLP
  23.3   --   Consent of KPMG Peat Marwick LLP
  23.4   --   Consent of Harrell, Rader, Bonner & Bolton
 *23.5   --   Consent of Waller Lansden Dortch & Davis, A Professional
              Limited Liability Company
 *24.1   --   Power of Attorney (included on signature page)
 *27.1   --   Financial Data Schedule (for SEC use only)


------------------------
 *  Previously filed.


(b) Financial Statement Schedules.


          Schedule II -- Valuation and Qualifying Accounts.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to every purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brentwood, State of Tennessee on February 10, 1998.


                                          PROVINCE HEALTHCARE COMPANY

                                          By:     /s/ BRENDA B. RECTOR
                                            ------------------------------------
                                                      Brenda B. Rector
                                               Vice President and Controller


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 6 to the Registration Statement has been signed on February 10, 1998, by the following persons in the capacities indicated:


                     SIGNATURE                                           CAPACITY
                     ---------                                           --------
                         *                           President and Chief Executive Officer, Director
---------------------------------------------------
                  Martin S. Rash

                         *                           Executive Vice President and Chief Financial
---------------------------------------------------    Officer
                  Richard D. Gore

               /s/ BRENDA B. RECTOR                  Vice President and Controller (Chief Accounting
---------------------------------------------------    Officer)
                 Brenda B. Rector

                         *                           Director
---------------------------------------------------
                  Bruce V. Rauner

                         *                           Director
---------------------------------------------------
                  Joseph P. Nolan

                         *                           Director
---------------------------------------------------
                    A. E. Brim

                         *                           Director
---------------------------------------------------
                 Michael T. Willis

                         *                           Director
---------------------------------------------------
                  David L. Steffy


*By:    /s/ BRENDA B. RECTOR
     ------------------------------
            Brenda B. Rector
            Attorney-in-Fact


                   REPORT OF INDEPENDENT AUDITORS ON SCHEDULE

Board of Directors
Province Healthcare Company

     We have audited the consolidated financial statements of Province Healthcare Company (formerly known as Principal Hospital Company) and subsidiaries as of December 31, 1996, and for the period February 2, 1996 (date of inception) to December 31, 1996, as restated to reflect the change in the application of the method of accounting for its December 18, 1996 merger with Brim, Inc., and have issued our report thereon dated April 30, 1997, except for
Note 14, and Notes 1, 3 and 15, as to which the dates are May 8, 1997 and February 4, 1998, respectively (included elsewhere in this Registration Statement). Our audit also included the financial statement schedule as of December 31, 1996 and for the period February 2, 1996 (date of inception) to December 31, 1996, listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          Ernst & Young LLP

Nashville, Tennessee
April 30, 1997, except for Note 14, and Notes 1, 3 and 15 to the consolidated financial statements, as to which the dates are May 8, 1997 and February 4, 1998, respectively

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

           COL. A               COL. B               COL. C                 COL. D          COL. E
----------------------------  ----------    -------------------------    -------------    ----------
                                                    ADDITIONS
                                            -------------------------
                                                              (1)
                                                          CHARGED TO
                              BALANCE AT    CHARGED TO       OTHER                        BALANCE AT
                              BEGINNING     COSTS AND     ACCOUNTS --    DEDUCTIONS --      END OF
        DESCRIPTION           OF PERIOD      EXPENSES      DESCRIBE        DESCRIBE         PERIOD
        -----------           ----------    ----------    -----------    -------------    ----------
For the period February 2,
  1996 to December 31, 1996:
  Allowance for doubtful
     accounts...............    $   --        $1,909         $3,468          $  900(2)      $4,477

---------------

(1) Allowances as a result of acquisitions.
(2) Uncollectible accounts written off, net of recoveries.

                                       S-2